As filed with the Securities and Exchange Commission on July 18, 2011

Registration No. 333-173775

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TEAVANA HOLDINGS, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	5499	20-1946316
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3630 Peachtree Road NE, Suite 1480

Atlanta, GA 30326

(404) 995-8200

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Daniel P. Glennon

Executive Vice President, Chief Financial Officer

Teavana Holdings, Inc.

3630 Peachtree Road NE, Suite 1480

Atlanta, GA 30326

(404) 995-8200

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Christopher C. Paci, Esq. DLA Piper LLP (US) 1251 Avenue of the Americas New York, NY 10020 Telephone: (212) 335-4970 Fax: (212) 884-8470	Michael J. Schiavone, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, NY 10022 Telephone: (212) 848-4000 Fax: (646) 848-7179

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b¬2 of the Exchange Act.

Large accelerated filer	☐		Accelerated filer	☐

Non-accelerated filer	☒	(Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common Stock, par value $0.00003 per share	8,214,287	$15.00	$123,214,305	$14,306

(1)	Includes shares which the underwriters have the option to purchase to cover overallotments, if any.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.
(3)	In connection with its filing on Form S-1 on April 28, 2011, the Registrant paid an aggregate filing fee of $11,610 with respect to the registration of common stock with a proposed maximum aggregate offering price of $100,000,000. Concurrently with the filing of this Amendment No. 4 to the Registration Statement, the Registrant has transmitted $2,696, representing the additional filing fee payable with respect to the $23,214,305 increase in the proposed maximum aggregate offering price set forth herein.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated July 18, 2011

7,142,858 Shares

Common Stock

This is the initial public offering of shares of common stock of Teavana Holdings, Inc.

Teavana Holdings, Inc. is offering 1,071,429 shares of common stock. The selling stockholders identified in this prospectus are offering an additional 6,071,429 shares of common stock. We will not receive any proceeds from the sale of shares by the selling stockholders.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $13.00 and $15.00.

We have been approved to list our common stock on the New York Stock Exchange under the symbol “TEA.”

See “Risk Factors” beginning on page 9 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Teavana Holdings, Inc.	$	$
Proceeds, before expenses, to the selling stockholders	$	$

The underwriters may also exercise their option to purchase up to an additional 1,071,429 shares from the selling stockholders, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus to cover overallotments, if any.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2011.

BofA Merrill Lynch	Goldman, Sachs & Co.

Morgan Stanley Piper Jaffray William Blair & Company Stifel Nicolaus Weisel

Prospectus dated                     , 2011.

TEAVANA

TEAVANA
TEAVANA

Shanghai Orchid™

TEAVANA

TEAVANA

Imagine the Perfect Blend
Over 100 Fine Loose Teas to Inspire Delicious Creations
TEAVANA

Exotic ICED Tea
Uniquely Refreshing Blends
TEAVANA

Gifts with Meaning
Exotic Treasures Rich with Symbolism
TEAVANA

A Teavana® Teaser™
Discover the mystery of Blooming Tea
Curious?
TEAVANA
D DELICIOUS

CARE in every tea leaf
Helping Global Tea Growing Communities Thrive
TEAVANA

Neither we, the selling stockholders nor the underwriters have authorized anyone to provide you with information that is different from that contained in this prospectus or any free-writing prospectus prepared by or on our behalf. We do not, and the selling stockholders and the underwriters do not, take any responsibility for, and can provide no assurances as to, the reliability of any information that others provide to you. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

Until                     , 2011 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: Neither we, the selling stockholders nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering and the distribution of this prospectus outside of the United States.

Some of the industry and market data contained in this prospectus are based on independent industry publications or other publicly available information, which we believe is reliable but have not independently verified, while other information is based on our internal sources. Certain information regarding the global tea market is derived from Mintel International Group Limited’s report entitled Tea and RTD Teas, May 2010 and other market research conducted by Mintel and Euromonitor International.

Our registered trademarks include Teavana®, our Teavana logo design and the names of most of the varieties of specially blended teas that we sell. All other registered trademarks or service marks appearing in this prospectus are trademarks or service marks of others.

We operate on a fiscal calendar widely used in the retail industry that results in a given fiscal year consisting of a 52- or 53-week period ending on the Sunday closest to January 31 of the following year. For example, references to “fiscal 2010” refer to the fiscal year ended January 30, 2011. Fiscal 2008, fiscal 2009 and fiscal 2010 each consist of 52-week periods.

i

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before deciding to invest in our common stock. You should read the entire prospectus carefully, including “Risk Factors” and our consolidated financial statements and notes to those consolidated financial statements, before making an investment decision.

Our Company

Teavana is a rapidly growing specialty retailer offering more than 100 varieties of premium loose-leaf teas, authentic artisanal teawares and other tea-related merchandise. We believe we are one of the world’s largest branded, multi-channel specialty tea retailers. We offer our products through 161 company-owned stores in 35 states and 19 franchised stores primarily in Mexico, as well as through our website, www.teavana.com. With an average transaction size of $36, we believe customers view our products as an affordable and healthy indulgence as they are able to purchase the best teas and teawares from around the world at relatively modest prices.

Our mission is to establish Teavana as the most recognized and respected brand in the tea industry by expanding the culture of tea across the world. Key elements of our distinctive business strategy are to:

•	develop, source and offer our customers the world’s finest assortment of premium loose-leaf teas and tea-related merchandise;

•	create a “Heaven of Tea” retail experience in which our passionate and knowledgeable “teaologists” engage and educate customers about the ritual and enjoyment of tea; and

•	locate our stores in high traffic locations within malls, lifestyle centers and other high-sales-volume retail venues.

Teavana was founded in 1997 by our Chairman and Chief Executive Officer, Andrew Mack, and his wife, Nancy Mack, who were inspired by their international travels and passion for tea. In 2004 we partnered with Parallel Investment Partners to obtain equity capital, strategic advice and other resources to support our accelerated growth plans. With our business momentum and expanded resources we were able to attract an experienced senior management team that has led our growth to date and has set the foundation to execute our growth strategy going forward.

We have experienced rapid sales and profit growth during the last five years. We increased our sales from $33.8 million in fiscal 2006 to $124.7 million in fiscal 2010, representing a 38.6% compound annual growth rate. Over that same period, we more than tripled our store base from 47 stores to 146 stores. In fiscal 2010, our sales grew 38.2% over fiscal 2009, while our comparable store sales increased 8.7%. Our net income was $12.0 million in fiscal 2010, representing a 126.9% growth rate over fiscal 2009. In fiscal 2010, our stores averaged sales per gross square foot of approximately $1,000, which we believe is higher than most specialty retail stores in the United States based upon publicly available information.

Our Market Opportunity

We participate in the global tea market which had $56.6 billion of sales in 2009, according to the latest available estimates from Mintel, a global provider of market intelligence. We compete specifically within the loose-leaf tea category of the overall market. Mintel estimates the size of the tea market in the United States to be $5.2 billion with an expected 6% compound annual growth rate through 2014. Tea consumption in the United States is much lower than the rest of the world, with the United States representing only 9% of the global tea market and ranking 22nd among other countries based on per capita loose-leaf and bagged tea consumption. We believe growth of the overall US tea market will be driven primarily by an increasing consumer focus on health and wellness, growing consumer awareness of tea and the continuing emergence of epicurean preferences in food and beverages.

Our Competitive Strengths

We believe that the following strengths differentiate Teavana and create the foundation for continued rapid sales and profit growth:

Market Defining Brand Driving Category Growth. We believe we are one of the world’s largest branded, multi-channel specialty tea retailers. We believe our customers associate the Teavana brand with premium tea products, a distinctive store ambiance and an “East Meets West” healthy living lifestyle. We view the potential growth opportunity in the United States to be substantial, as US consumers have not historically consumed loose-leaf tea at the same level as consumers elsewhere in the world. We believe our leading national presence and focus on educating consumers about the many attractive qualities of loose-leaf tea will help us drive the growth of the loose-leaf tea category in the United States.

“Heaven of Tea” Retail Experience. We believe our unique “Heaven of Tea” retail environment facilitates a highly interactive, informative and immersive customer experience. A key element of the retail experience is our Wall of Tea, where our teaologists invite our customers to experience the aroma, color and texture of any of our approximately 100 varieties of single-estate and specially blended teas. We believe this engaging retail experience introduces new customers to the tea lifestyle, encourages product trial and supports repeat visits and strong customer loyalty.

Deep-Rooted Culture Embracing a Passion for Tea and Career Development. Our culture is centered upon a passion for tea, extensive training, career development and individual enrichment. To ensure the continuity of our culture, and reward high performing team members, we typically promote from within our organization. We have historically experienced limited to no turnover among the members of our senior management team and our regional and area managers. We believe our culture helps build and support a consistent and motivated group of team members that are passionate about providing the “Heaven of Tea” retail experience to our customers.

High-Quality Teas and Tea-Related Merchandise. We offer a unique selection of premium loose-leaf teas, authentic artisanal teawares and other tea-related merchandise in our stores and through our website. Our single-estate and specially blended teas are currently sourced from tea gardens, blenders and brokers in ten countries. Our compelling assortment of teawares and other tea-related merchandise, including Teavana-branded merchandise, is sourced from various tea communities worldwide. We believe our highly differentiated offering provides a foundation for our strong brand and will continue to reinforce our strong market position.

Powerful and Consistent Store Economics. We have a proven and highly profitable store model that has produced consistent financial results and returns. In fiscal 2010, our stores averaged sales of approximately $1,000 per gross square foot. All of our stores were profitable in fiscal 2010 and new stores have historically averaged a payback period of less than one and a half years. Our current store base is balanced across all four regions of the country, with each region producing results in line with the company average. We believe our powerful store model, deep-rooted culture, highly developed store operations and rigorous store selection process drive our consistent store financial results.

Proven and Experienced Senior Management Team. Andrew Mack, our Founder, Chairman and Chief Executive Officer, continuously sets the vision and strategic direction for Teavana and drives our growth and culture. Since 2004, Mr. Mack has assembled a senior management team that brings an average of over 20 years of experience across store operations, merchandising, finance and real estate.

Our Growth Strategy

We are pursuing several strategies to continue our profitable growth, including:

Expand Our Store Base Domestically. We believe there is a significant opportunity to expand our store base in the United States from 161 locations to at least 500 stores, having already identified the malls, lifestyle centers and other high-sales-volume retail venues that are suitable locations in which to open Teavana stores. We plan to open approximately 50 stores in fiscal 2011 (including 15 stores opened in the first quarter), 60 stores in fiscal 2012 and to expand to 500 stores by 2015. Our new and existing stores are located in high traffic areas of malls, lifestyle centers and other high-sales-volume retail venues.

Drive Comparable Store Sales. We expect to continue our positive comparable store sales growth by increasing the size and frequency of purchases by our existing customers and attracting new customers. We intend to execute this strategy through our Heaven of Tea retail experience, which allows us to introduce the benefits and enjoyment of our teas and tea-related merchandise to new customers while encouraging our existing customers to transition to our higher-grade teas and higher-end tea-related merchandise.

Expand Our Online Presence. We believe our online platform is an extension of our brand and retail stores, serving as an educational resource and complementary sales channel for our customers. Since fiscal 2007 our online sales have grown at a compound annual growth rate of 56.0% and in fiscal 2010 represented 7.0% of our net sales. We believe we have the opportunity to grow e-commerce sales to at least 10.0% of sales in the future.

Increase Our Highly Attractive Margins. We have increased our operating margins from 7.5% in fiscal 2008 to 18.8% in fiscal 2010, and we believe further opportunities exist to increase our margins. A primary driver of our expected margin expansion will come from the sales mix shift away from tea-related merchandise towards higher margin loose-leaf teas that our stores generally experience as they mature. We expect additional drivers of future margin expansion to include the leveraging of our corporate and other fixed costs as our sales grow and gross margin benefits from our growing scale with suppliers.

Selectively Pursue International Expansion. Given the worldwide popularity of tea, we believe international expansion represents a compelling opportunity for additional growth over the long term. As of May 1, 2011, 17 Teavana stores are operated in Mexico through an international development agreement with our business partner, Casa Internacional. We will continue to selectively expand our global presence either through company-owned stores or by entering into franchise arrangements.

Risk Factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described in “Risk Factors” before making a decision to invest in our common stock. If any of these risks actually occurs, our business, financial condition or results of operations would likely be materially adversely affected. In such case, the trading price of our common stock would likely decline, and you may lose all or part of your investment. Below is a summary of some of the principal risks we face:

•

we may not be able to successfully implement our growth strategy if we are unable to identify suitable sites for store locations, negotiate acceptable lease terms, hire, train and retain personnel and maintain sufficient levels of cash flow and financing to support our expansion;

•	we may not be able to effectively expand and improve our operations, including our distribution center, or manage our existing resources to support our planned expansion;

•	we may not be able to maintain recent levels of comparable store sales growth or sales per comparable store;

•	we may lose key management personnel, which could adversely impact our business;

•

because our business is highly concentrated in a single, discretionary product category, premium loose-leaf teas and tea-related merchandise, we are vulnerable to changes in consumer preferences and economic conditions that could harm our financial results;

•	quality or health concerns about our teas and tea-related merchandise could have an adverse effect on our operating results; and

•

we rely on a small number of third-party suppliers and manufacturers to produce our products, and we have limited control over them and may not be able to obtain quality products on a timely basis or in sufficient quantities.

Our Principal Stockholders

Following the consummation of this offering, Andrew Mack, our founder and Chief Executive Officer, will beneficially own approximately 57.9% of our outstanding common stock, or 55.9% if the underwriters exercise their overallotment option to purchase additional shares in full. As a result, Mr. Mack will be able to exercise control over all matters requiring stockholder approval and will have significant control over our management and policies. Additionally, a fund advised by Parallel Investment Partners, LLC will beneficially own approximately 19.9% of our outstanding common stock, or 19.2% if the underwriters exercise their overallotment option to purchase additional shares in full, following the consummation of this offering and will have significant influence over fundamental corporate matters and transactions by virtue of its representation on our Board of Directors. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock” and “Principal and Selling Stockholders.”

In this prospectus we sometimes refer to Parallel Investment Partners, LLC and its affiliates as “Parallel Investment Partners” or “Parallel.” Parallel is a sector-focused, middle market private equity firm that invests in dynamic, entrepreneurial growth companies in North America. Since 1992, the principals of the firm have participated in investing over $600 million in over 35 companies, with a particular emphasis on high growth specialty retail brands, including Dollar Tree Stores, LIDS and Hibbett Sporting Goods. Founded in 1999 as an affiliate of middle market buyout firm Saunders Karp & Megrue, Parallel is headquartered in Dallas, Texas.

Our Corporate Information

In this prospectus, the terms “Teavana,” “we,” “us,” “our” and “the company” refer to Teavana Holdings, Inc. and our consolidated subsidiaries, and the term “store support center” refers to our principal executive offices and store support center located at 3630 Peachtree Road NE, Suite 1480, Atlanta, GA 30326. Our website address is www.teavana.com, and the information contained on or accessible through our website shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part. Our telephone number is (404) 995-8200.

The Offering

Common stock offered by us	1,071,429 shares

Common stock offered by the selling stockholders	6,071,429 shares

Common stock to be outstanding immediately after this offering	38,040,518 shares

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting the underwriting discount and estimated expenses, will be approximately $12.0 million, assuming an initial public offering price of $14.00 per share, the midpoint of the estimated price range set forth on the cover of this prospectus.

We will not receive any proceeds from the sale of shares by the selling stockholders.

We intend to use the net proceeds from this offering to redeem all outstanding shares of our Series A redeemable preferred stock, to pay offering-related expenses, and to repay all outstanding indebtedness under our amended revolving credit facility. In the event that the net proceeds available to be applied to our credit facility are less than the amount of indebtedness outstanding under it at the closing of this offering, we will pay down that indebtedness by the amount of net proceeds available to be applied. We intend to use any remaining net proceeds for general corporate purposes, including working capital and capital expenditures. See “Use of Proceeds.”

Principal stockholders	Upon consummation of this offering, Andrew Mack, our founder and Chief Executive Officer, and a fund advised by Parallel will beneficially own approximately 57.9% and 19.9%, respectively, of our outstanding common stock.

We do not intend to take advantage of the “controlled company” exemption from certain of the corporate governance listing standards of the New York Stock Exchange.

Dividend policy	We currently expect to retain future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. The declaration and payment of any dividends in the future will be at the discretion of our Board of Directors and will depend on a number of factors, including our earnings, capital requirements, overall financial condition, and contractual restrictions, including under our amended revolving credit facility and other indebtedness we may incur. See “Dividend Policy.”

Risk factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 9 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Symbol for trading on New York Stock Exchange	“TEA”

The number of shares of common stock that will be outstanding after this offering is based on 36,749,460 shares of our common stock outstanding as of May 1, 2011 and excludes:

•

1,622,510 shares of common stock issuable upon the exercise of options outstanding as of May 1, 2011 under our 2004 Management Incentive Plan, with a weighted average exercise price of $1.36 per share, after giving effect to the sale of 219,629 shares in this offering acquired by certain of the selling stockholders upon exercise of options granted to them under that plan;

•

600,000 shares of common stock reserved for issuance upon the exercise of options to be granted in connection with this offering under our 2011 Equity Incentive Plan, which we intend to adopt prior to this offering, such options to be granted at an exercise price per share equal to the initial public offering price set forth on the cover page of this prospectus and anticipated to represent approximately 80% of the number of shares reserved for issuance under this plan; and

•

150,000 shares of common stock reserved for future issuance under our 2011 Equity Incentive Plan, anticipated to represent approximately 20% of the number of shares reserved for issuance under this plan.

Unless otherwise indicated, the information in this prospectus assumes:

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, which will occur immediately prior to the consummation of this offering;

•	the conversion of all shares of our Class B redeemable common stock into an equal number of shares of Class A common stock immediately prior to the consummation of this offering;

•	the reclassification of our Class A common stock as common stock immediately prior to the consummation of this offering;

•	the redemption of all shares of our Series A redeemable preferred stock for an aggregate redemption value of $10,683,333;

•	a 3.70294176910785 to 1 stock split of our common stock to be effected prior to the consummation of this offering;

•	an initial public offering price of $14.00 per share of common stock, the midpoint of the estimated price range set forth on the cover of this prospectus; and

•	no exercise by the underwriters of their option to purchase up to 1,071,429 additional shares of common stock from the selling stockholders to cover overallotments, if any.

Summary Consolidated Financial and Other Data

The following table presents summary consolidated financial and other data for the periods and at the dates indicated. The consolidated statement of operations and cash flows data for the three fiscal years ended February 1, 2009, January 31, 2010 and January 30, 2011 and the consolidated balance sheet data as of January 31, 2010 and January 30, 2011 have been derived from audited consolidated financial statements included elsewhere in this prospectus. The consolidated balance sheet data as of February 1, 2009 have been derived from audited consolidated financial statements not included in this prospectus. The consolidated statement of operations and cash flows data for the thirteen weeks ended May 2, 2010 and May 1, 2011 and consolidated balance sheet data as of May 1, 2011 have been derived from our unaudited condensed consolidated financial statements appearing elsewhere in this prospectus. You should read these data along with the sections of this prospectus entitled “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of results to be expected for any future period.

	Fiscal Year Ended			Thirteen Weeks Ended
	February 1, 2009	January 31, 2010	January 30, 2011	May 2, 2010	May 1, 2011
				(unaudited)
	(dollars in thousands, except per share and store data)
Consolidated Statement of Operations Data:
Net sales	$63,861	$90,262	$124,701	$25,773	$34,939
Cost of goods sold (exclusive of depreciation shown separately below)	27,193	36,435	46,275	10,021	12,451

Gross profit	36,668	53,827	78,426	15,752	22,488

Selling, general and administrative expense	29,242	38,142	50,571	10,800	14,758
Depreciation and amortization expense	2,666	3,489	4,361	973	1,274

Income from operations	4,760	12,196	23,494	3,979	6,456
Interest expense, net	2,061	2,435	2,585	623	689

Income before income taxes	2,699	9,761	20,909	3,356	5,767
Provision for income taxes	1,502	4,470	8,906	1,429	2,444

Net income	$1,197	$5,291	$12,003	$1,927	$3,323

Net income per share:
Basic	$0.03	$0.14	$0.33	$0.05	$0.09
Diluted	$0.03	$0.14	$0.32	$0.05	$0.09

Weighted average shares outstanding:
Basic	36,749,460	36,749,460	36,749,460	36,749,460	36,749,460
Diluted	37,095,308	37,322,198	37,725,067	37,471,930	37,728,622

Pro Forma Consolidated Statement of Operations Data (unaudited):
Pro forma interest expense, net (1)			$440		$90
Pro forma net income			14,148		3,922
Pro forma net income per share—Basic			0.38		0.10
Pro forma net income per share—Diluted			$0.37		$0.10

Consolidated Balance Sheet Data (end of period):
Cash and cash equivalents	$1,168	$1,314	$7,901		$3,740
Total assets	35,353	41,767	64,126		65,802
Series A redeemable preferred stock (1)	9,058	10,848	12,992		13,591
Total debt	5,535	1,250	1,000		1,000
Class B redeemable common stock	15,808	21,888	81,401		87,253
Total stockholders’ deficit (2)	$(7,086)	$(7,706)	$(55,059)		$(57,626)

	Fiscal Year Ended			Thirteen Weeks Ended
	February 1, 2009	January 31, 2010	January 30, 2011	May 2, 2010	May 1, 2011
				(unaudited)
	(dollars in thousands, except per share and store data)
Pro Forma Consolidated Balance Sheet Data (end of period) (unaudited):
Series A redeemable preferred stock (1)					$—
Class B redeemable common stock (2)					—
Total stockholders’ equity (3)					$43,218

Consolidated Statement of Cash Flows Data:

Net cash provided by (used in):
Operating activities	$4,951	$11,071	$19,397	$(329)	$1,142
Investing activities	(8,798)	(6,640)	(12,560)	(2,346)	(5,056)
Financing activities	4,254	(4,285)	(250)	2,512	(247)

Increase in cash and cash equivalents	$407	$146	$6,587	$(163)	$(4,161)

Store Data (unaudited):
Number of stores at end of period	87	108	146	118	161
Comparable store sales growth for period (4)	3.0%	6.9%	8.7%	15.7%	6.0%
Average net sales per comparable store (in thousands) (5)	$783	$808	$862	$208	$213
Gross square footage at end of period (in thousands)	77	95	130	105	145
Sales per gross square foot (6)	$866	$935	$994	$228	$231

(1)	Our Series A redeemable preferred stock was issued on December 15, 2004 with a mandatory redemption date upon the earlier of a public offering or December 15, 2011. The Series A redeemable preferred stock had an original redemption value of approximately $10.7 million with annual accretion at a rate of 5%. The cumulative annual accretion of the redemption value will be forgiven at the redemption date if we achieve certain targets. The Series A redeemable preferred stock is listed as a liability on our consolidated balance sheets and condensed consolidated balance sheets due to its mandatory redemption feature. Annual redemption value accretion and accretion of debt discount are included in interest expense on our consolidated statements of operations and condensed consolidated statements of operations. Pro forma interest expense, net income, and net income per share give effect to our redemption of the Series A redeemable preferred stock as if such redemption had occurred on February 1, 2010, and reflect the elimination of approximately $2.1 million of interest expense in fiscal 2010 and approximately $0.6 million during the thirteen weeks ended May 1, 2011, all of which was non-deductible, for income tax purposes. Pro forma Series A redeemable preferred stock at May 1, 2011 gives effect to our redemption of the Series A redeemable preferred stock as if such redemption had occurred on May 1, 2011 and assumes that we achieved the targets in order for the cumulative annual accretion of redemption value to be forgiven, resulting in an effective redemption value of $10.7 million and a reclassification of the cumulative annual accretion of redemption value to additional paid-in capital within stockholders’ equity. See Note 6, “Common and Preferred Stock,” in our consolidated financial statements and Note 4, “Common and Preferred Stock,” in our condensed consolidated financial statements.

(2)	Because the Class B redeemable common stock is subject to redemption at the option of the holder from and after December 15, 2011 at a redemption price equal to the aggregate fair value of the shares being redeemed, the Class B redeemable common stock is classified on our consolidated balance sheets and condensed consolidated balance sheets as temporary equity, rather than stockholders’ equity, with adjustments to its fair value made at each reporting date. The increase in total stockholders’ deficit from February 1, 2009 to May 1, 2011 reflects the increase in accumulated deficit that results from this classification of our Class B redeemable common stock. Our outstanding shares of Class B redeemable common stock will be automatically converted into an equivalent number of shares of our Class A Common stock upon the consummation of this offering. Pro forma Class B redeemable common stock at May 1, 2011 gives effect to the automatic conversion of the Class B redeemable common stock into Class A common stock, the corresponding reclassification of temporary equity into additional paid-in capital within stockholders’ equity, and the reclassification of all of our Class A common stock into common stock as if such events had occurred on May 1, 2011. See Note 6, “Common and Preferred Stock,” and Note 7, “Fair Value Measurements,” in our consolidated financial statements and Note 4, “Common and Preferred Stock,” in our condensed consolidated financial statements.

(3)	Pro forma total stockholders’ equity at May 1, 2011 gives effect to the receipt of proceeds from this offering sufficient to redeem the Series A redeemable preferred stock, the redemption of the Series A redeemable preferred stock, the conversion of the Class B redeemable common stock into Class A common stock, the reclassification of the aggregate fair value of the Class B redeemable common stock from temporary equity into additional paid-in capital within stockholders’ equity, the reclassification of the cumulative annual accretion of redemption value to additional paid-in capital within stockholders’ equity and the resulting change from total stockholders’ deficit to total stockholders’ equity, all as described in notes (1) and (2) above, as if such events had occurred on May 1, 2011. See Note 6, “Common and Preferred Stock,” in our consolidated financial statements and Note 4, “Common and Preferred Stock,” in our condensed consolidated financial statements.

(4)	Comparable store sales include company-owned stores that have been open for at least 15 full fiscal months. Comparability is typically achieved 12 months after the initial three-month period from opening during which new stores typically experience higher-than-average sales volumes. The manner in which we calculate comparable store sales may be different from how other specialty retailers calculate comparable or “same store” sales. Accordingly, data regarding our comparable store sales may not be comparable to similarly titled data made available from other retailers.

(5)	Average net sales per comparable store is calculated by dividing total sales per period for stores open 15 full fiscal months or more as of the beginning of each respective period by the total number of such stores. This methodology excludes the effects of the initial three-month period of higher-than-average sales volumes.

(6)	Sales per gross square foot is calculated by dividing total net sales for all stores, comparable and non-comparable, by the average gross square footage for the period. Average gross square footage for the period is calculated by dividing the sum of the total gross square footage at the beginning and at the end of each period by two.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to invest in shares of our common stock. If any of the following risks actually occurs, our business, financial condition and results of operations could suffer. In this case, the trading price of our common stock would likely decline and you might lose all or part of your investment in our common stock.

Risks Related to Our Business and Industry

We may not be able to successfully implement our growth strategy on a timely basis or at all, which could harm our results of operations.

Our continued growth depends, in large part, on our ability to open new stores and to operate those stores successfully. We believe there is a significant opportunity to expand our store base in the United States from 161 locations as of May 1, 2011 to at least 500 stores. We plan to open approximately 50 stores in fiscal 2011 (including 15 stores opened in the first quarter) and 60 stores in fiscal 2012.

Our ability to successfully open and operate new stores depends on many factors, including:

•	the identification and availability of suitable sites for store locations, primarily in high-traffic shopping malls;

•	the negotiation of acceptable lease terms;

•	the maintenance of adequate distribution capacity, information systems and other operational system capabilities;

•	the hiring, training and retention of store management and other qualified personnel;

•	the effective management of inventory to meet the needs of our stores on a timely basis; and

•	the availability of sufficient levels of cash flow and financing to support our expansion.

In addition, on a selective basis, we will continue to seek franchisees to operate stores under the Teavana brand in international markets. However, if we are unable to identify suitable franchisees or if our franchisees fail to operate their stores successfully or consistent with our brand image, our international franchising strategy may not enhance our results of operations. New stores contemplated under our existing international development agreement or any future such agreements may not open on the anticipated development schedule or at all.

Accordingly, we cannot assure you that we will achieve our planned growth or, even if we are able to grow our store base as planned, that any new stores will perform as planned. If we fail to successfully implement our growth strategy, we will not be able to sustain the rapid growth in sales and profits growth that we expect, which would likely have an adverse impact on the price of our common stock.

The planned addition of a significant number of new stores each year will require us to expand and improve our operations and could strain our operational, managerial and administrative resources, which may adversely affect our business.

Our growth strategy calls for the opening of a significant number of new stores each year. Our planned expansion will place increased demands on our operational, managerial, administrative and other resources, which may be inadequate to support our expansion. Our senior management team has limited experience opening the number of new stores annually that we contemplate opening in fiscal 2011, 2012 and beyond, and may be unable to effectively address challenges involved with such expansion. Managing our growth effectively will require us to continue to enhance our store management systems, financial and management controls and information systems and to hire, train and retain regional directors, area managers, store general managers and other personnel. Our planned near-term store growth will also require an expansion of our current distribution center. Implementing new systems, controls and procedures and these additions to our infrastructure and any changes to our existing operational, managerial, administrative and other resources could negatively impact our results of operations and financial condition.

As we expand our store base we may not experience the same sales per square foot, increases in comparable store sales or profitability that we have experienced in the past.

As we continue to expand our store base, it may become more difficult to identify additional suitable sites for new stores and we will target an increasing number of shopping malls with lower average sales per square foot than the malls in which we are currently located. The sales per square foot and net sales from such new locations will likely be lower than our existing stores. While our average sales per comparable store is currently $862,000, our new store model projects average sales per store of $600,000 to $700,000. Additionally, new stores generally have lower gross margins and higher operating expenses, as a percentage of sales, than our more mature stores. New stores may not achieve sustained sales and operating levels consistent with our mature store base on a timely basis or at all. There may be a negative impact on our results from a lower level of gross margin contribution by our new stores, along with the impact of related pre-opening costs. Any failure to successfully open and operate new stores in the time frames and at the sales, cost and gross margin levels estimated by us could result in a decline in our operating results and therefore have an adverse impact on the price of our common stock.

Further, given that we forecast the number of stores that we open each year to become a smaller percentage of our existing store base, first-year sales to be lower than we have historically experienced, and comparable store sales to grow at less than historical rates, we anticipate that our future sales growth will be at less than historical levels. If our future comparable store sales or average sales per square foot decline or fail to meet market expectations, the price of our common stock could decline. A variety of factors affect comparable store sales and average sales per square foot, including current national and regional economic conditions, pricing, inflation and weather conditions. Many retailers have been unable to sustain high levels of comparable store sales growth during and after periods of substantial expansion.

Any decrease in customer traffic in the shopping malls or other locations in which our stores are located could cause our sales to be less than expected.

Our stores are located primarily in enclosed shopping malls and other shopping centers. Net sales at these stores are derived, to a significant degree, from the volume of traffic in those shopping malls and centers and in the surrounding area. Our stores benefit from the current popularity of shopping malls and centers as shopping destinations and their ability to generate consumer traffic in the vicinity of our stores. Our sales volume and traffic may be adversely affected by, among other things:

•	economic downturns nationally or regionally;

•	high fuel prices;

•	changes in consumer demographics;

•	a decrease in popularity of shopping malls or of higher-end retail concepts in the shopping malls and centers in which our stores are located;

•	the closing of a shopping mall’s “anchor” stores or other key tenants; or

•	a deterioration in the financial condition of shopping mall and center operators or developers which could, for example, limit their ability to maintain and improve their facilities.

A reduction in consumer traffic as a result of these or any other factors could have a material adverse effect on us.

In addition, severe weather conditions and other catastrophic occurrences in areas in which we have stores may have a material adverse effect on our results of operations. Such conditions may result in physical damage to our stores, loss of inventory, closure of one or more of our stores or an insufficient labor pool in our markets. Any of these factors may disrupt our business and have a material adverse effect on our financial condition and results of operations.

Our success depends substantially upon the continued retention of our senior management and other key personnel.

Our future success is substantially dependent on the continued service of certain members of our senior management, including Andrew Mack, our founder and Chief Executive Officer, Daniel Glennon, our Executive Vice President and Chief Financial Officer, and Peter Luckhurst, our Executive Vice President of Operations. These executives have been primarily responsible for determining the strategic direction of our business and for executing our growth strategy and are integral to our brand and culture and the positive business reputation we enjoy with our customers and vendors. The loss of the services of any of these executives could have a material adverse effect on our business and prospects, as we may not be able to find suitable individuals to replace them on a timely basis, if at all. In addition, any such departure could be viewed in a negative light by investors and analysts, which could cause the price of our common stock to decline.

If we are unable to attract, assimilate and retain team members that embody our culture, including store personnel and store and area managers and regional directors, we may not be able to grow or successfully operate our business.

Our success depends in part upon our ability to attract, train, assimilate and retain a sufficient number of team members, including store personnel, store managers, area managers and regional directors, who understand and appreciate our culture and are able to represent our brand effectively and establish credibility with our customers. We have historically promoted substantially all of our store managers, area managers and regional directors from our pool of existing team members and expect to continue to rely heavily upon such talent pool to support our growth plans. If we are unable to hire and retain store personnel capable of consistently providing a high level of customer service, as demonstrated by their enthusiasm for our culture, understanding of our customers and knowledge of the loose-leaf tea and tea-related merchandise we offer, our ability to open new stores may be impaired, the performance of our existing and new stores could be materially adversely affected and our brand image may be negatively impacted. Any failure to meet our staffing needs or any material increases in team member turnover rates could have a material adverse effect on our business or results of operations.

We have only one distribution center, and if we encounter difficulties associated with such facility or if it were forced to shut down for any reason, we could face shortages of inventory that would have a material adverse effect on our business operations.

Our only distribution center is located in Stratford, Connecticut. This single distribution center currently supports our entire business. Substantially all of our teas and tea-related merchandise are shipped to the distribution center from our vendors, and then shipped from our distribution center to our stores and e-commerce customers. Our success depends on the timely and frequent receipt of merchandise by our stores, often multiple times per week. The efficient flow of such merchandise requires that we have adequate capacity in our distribution center to support our current level of operations and the anticipated increased levels that may follow from our growth plans. If the operation of our distribution center were to be disrupted or if it were to shut down for any reason or its contents were to be destroyed or damaged, including due to fire, severe weather or other natural disaster, we could face shortages of inventory, resulting in “out-of-stock” conditions in our stores, and would incur additional cost to replace any destroyed or damaged product. Such an event may negatively impact our sales and may cause us to incur significantly higher costs and longer lead times associated with delivering products to our stores and e-commerce customers. This could have a material adverse effect on our business and harm our reputation.

Any failure to expand our distribution center’s capacity on a timely basis would have an adverse effect on our growth strategy and results of operations.

We have identified the need to expand our current distribution center in order to support our near-term growth. We have signed commitments to expand our warehouse in three separate phases to support our growth through the first quarter of 2013 and we have commissioned a study to assess our long-term distribution needs and determine the most efficient strategy to satisfy those needs. If we are unable to successfully implement this near-term and long-term expansion of our distribution capability, the efficient flow of our merchandise could be disrupted, which could materially hurt our business. Our long-term need for increased distribution capacity may require us to obtain additional financing. Appropriate locations or financing for the construction or lease of such additional real estate may not be available at reasonable costs or at all. Our failure to secure additional distribution capacity when necessary could impede our growth plans, as a result of which our financial condition and operating results could be adversely affected.

Because our business is highly concentrated on a single, discretionary product category, premium loose-leaf teas and tea-related merchandise, we are vulnerable to changes in consumer preferences and in economic conditions affecting disposable income that could harm our financial results.

Our business is not diversified and consists primarily of developing, sourcing, marketing and selling premium loose-leaf teas and tea-related merchandise. Consumer preferences often change rapidly and without warning, moving from one trend to another among many retail concepts. Therefore, our business is substantially dependent on our ability to educate US consumers on the many positive attributes of tea, anticipate shifts in consumer tastes and help drive growth of the overall US tea market. Any future shifts in consumer preferences away from the consumption of beverages brewed from premium loose-leaf teas would also have a material adverse effect on our results of operations.

Consumer purchases of specialty retail products, including our products, are historically affected by economic conditions such as changes in employment, salary and wage levels, the availability of consumer credit, inflation, interest rates, tax rates, fuel prices and the level of consumer confidence in prevailing and future economic conditions. These discretionary consumer purchases may decline during recessionary periods or at other times when disposable income is lower. In addition, increases in utility, fuel, commodity price and corporate income tax levels could affect our cost of doing business, including transportation costs of our third-party service providers, causing our suppliers and such service providers to seek to recover these increases through increased prices charged to us. Our financial performance may become susceptible to economic and other conditions in regions or states where we have a significant number of stores. Our continued success will depend, in part, on our ability to anticipate, identify and respond quickly to changing consumer preferences and economic conditions.

Our success depends, in part, on our ability to source, develop and market new varieties of loose-leaf teas and tea-related merchandise that meet our high standards and customer preferences.

We currently offer more than 100 varieties of loose-leaf teas and a wide assortment of tea-related merchandise. Our success depends in part on our ability to continually innovate, develop, source and market new varieties of loose-leaf teas and tea-related merchandise that both meet our standards for quality and appeal to customers’ preferences. Failure to innovate, develop, source, market and price new varieties of tea and tea-related merchandise that consumers want to buy could lead to a decrease in our sales and profitability.

We may experience negative effects to our brand and reputation from real or perceived quality or health issues with our teas and tea-related merchandise, which could have an adverse effect on our operating results.

We believe our customers rely on us to provide them with premium loose-leaf teas and high-quality tea-related merchandise. Concerns regarding the safety of our teas and tea-related merchandise or the safety and quality of our supply chain could cause shoppers to avoid purchasing certain products from us or to seek alternative sources of tea, even if the basis for the concern has been addressed or is outside of our control. Adverse publicity about these concerns, whether or not ultimately based on fact, and whether or not involving teas or tea-related merchandise sold at our stores, could discourage consumers from buying our teas and tea-related merchandise and have an adverse effect on our brand, reputation and operating results.

Furthermore, the sale of tea entails a risk of product liability claims and the resulting negative publicity. Tea supplied to us may contain contaminants that, if not detected by us, could result in illness or death upon their consumption. We cannot assure you that product liability claims will not be asserted against us or that we will not be obligated to perform product recalls in the future.

We may also be subject to involuntary product recalls or may voluntarily conduct a product recall, such as the recent voluntary recall of our organic peppermint loose-leaf tea following notification by one of our suppliers of possible contamination of its product by Salmonella. The costs associated with any future product recall could, individually and in the aggregate, be significant in any given fiscal year. In addition, any product recall, regardless of direct costs of the recall, may harm consumer perceptions of our teas and tea-related merchandise and have a negative impact on our future sales and results of operations.

Any loss of confidence on the part of our customers in the safety and quality of our teas and tea-related merchandise would be difficult and costly to overcome. Any such adverse effect could be exacerbated by our position in the market as a purveyor of premium loose-leaf teas and high-quality tea-related merchandise and could significantly reduce our brand value. Issues regarding the safety of any teas or tea-related merchandise sold by us, regardless of the cause, could have a substantial and adverse effect on our sales and operating results.

A shortage in the supply, a decrease in quality or an increase in the price of teas and tea-related merchandise as a result of weather conditions, earthquakes, crop disease, pests or other natural or manmade causes outside of our control could impose significant costs and losses on our business.

The supply and price of tea is subject to fluctuation, depending on demand and other factors outside of our control. The supply, quality and price of our teas and tea-related merchandise can be affected by multiple factors in tea-producing countries, including political and economic conditions, civil and labor unrest, adverse weather conditions, including floods, drought and temperature extremes, earthquakes, tsunamis, and other natural disasters and related occurrences. This risk is particularly true with respect to regions or countries from which we source a significant percentage of our products. In extreme cases, entire tea harvests may be lost or production of tea-related merchandise may be negatively impacted in some geographic areas. These factors can increase costs and decrease sales, which may have a material adverse effect on our business, results of operations and financial condition.

On March 11, 2011, northeastern Japan was struck by a severe earthquake, immediately followed by destructive tsunami waves. This natural disaster has been exacerbated by radioactive contamination that resulted from the damage to certain nuclear power plants situated on the coastline hit by the tsunami. It is difficult for us to predict whether the combination of these natural and manmade disasters will have any long-term impact on our sourcing of teas and tea-related merchandise from Japan. If the aftermath of these events were to deteriorate further, we could experience a disruption in the supply of products that we obtain from Japan. Public concerns about potential contamination, whether or not based in fact, could result in a reduction in demand for our products sourced from Japan. Any of these developments could have a material adverse effect on our business, financial condition and results of operations.

Tea may be vulnerable to crop disease and pests, which may vary in severity and effect. The costs to control disease and pest damage vary depending on the severity of the damage and the extent of the plantings affected. Moreover, there can be no assurance that available technologies to control such conditions will continue to be effective. These conditions can increase costs and decrease sales, which may have a material adverse effect on our business, results of operations and financial condition.

Because we rely on a limited number of third-party suppliers and manufacturers to produce the majority of our teas and tea-related merchandise, we may not be able to obtain quality products on a timely basis or in sufficient quantities.

We rely on a limited number of vendors to supply us with single-estate and specially blended teas and tea-related merchandise on a continuous basis. Our financial performance depends in large part on our ability to purchase tea in sufficient quantities at competitive prices from these vendors. We do not have long-term purchase contracts or other contractual assurances of continued supply, pricing or exclusive access to products from these vendors.

Any of our suppliers or manufacturers could discontinue supplying us with loose-leaf tea or tea-related merchandise in sufficient quantities for a variety of reasons. The benefits we currently experience from our supplier and manufacturer relationships could be adversely affected if they:

•	raise the prices they charge us;

•	discontinue selling products to us;

•	sell similar or identical products to our competitors; or

•

enter into arrangements with competitors that could impair our ability to sell our suppliers’ products, including by giving our competitors exclusive licensing arrangements or exclusive access to tea blends and other products or limiting our access to such arrangements or blends or other products.

During fiscal 2010, our two largest vendors represented 25% and 15%, respectively, of our total inventory purchases. Any disruption to either of these relationships would have a material adverse effect on our business.

Events that adversely affect our vendors could impair our ability to obtain inventory in the quantities that we desire. Such events include difficulties or problems with our vendors’ businesses, finances, labor relations, ability to import raw materials, costs, production, insurance and reputation, as well as natural disasters or other catastrophic occurrences.

If we experience significant increased demand for our teas and tea-related merchandise, or need to replace an existing vendor, there can be no assurance that additional supplies or additional manufacturing capacity will be available when required on terms that are acceptable to us, or at all, or that any vendor would allocate sufficient capacity to us in order to meet our requirements, fill our orders in a timely manner or meet our strict quality requirements. Even if our existing vendors are able to expand their capacity to meet our needs or we are able to find new sources of supply, we may encounter delays in production, inconsistencies in quality and added costs as a result of the time it takes to train our suppliers and manufacturers in our methods, products and quality control standards. Any delays, interruption or increased costs in the supply of loose-leaf teas or the manufacture of our tea-related merchandise could have an adverse effect on our ability to meet customer demand for our products and result in lower net sales and profitability both in the short and long term.

We may face increased competition from other tea and beverage retailers, which could adversely affect us and our growth plans.

As we continue to drive growth in the loose-leaf tea category in the United States, our success, combined with relatively low barriers to entry, may encourage new competitors to enter the market. The financial, marketing and operating resources of some of these new market entrants may be greater than our own. We must spend significant resources to differentiate our customer experience, which is defined by a wide selection of premium loose-leaf teas, high quality tea-related merchandise and superior customer service from experienced and knowledgeable teaologists who are passionate about tea. Despite these efforts, our competitors may still be successful in attracting our customers.

We rely significantly on information technology systems and any failure, inadequacy, interruption or security failure of those systems could harm our ability to operate our business effectively.

We rely on our information technology systems to effectively manage our business data, communications, point-of-sale, supply chain, order entry and fulfillment, inventory and warehouse management and other business processes. The failure of our systems to perform as we anticipate could disrupt our business and result in transaction errors, processing inefficiencies and the loss of sales, causing our business to suffer. In addition, our information technology systems may be vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, systems failures, viruses and security breaches, including breaches of our transaction processing or other systems that could result in the compromise of confidential customer data. Any such damage or interruption could have a material adverse effect on our business, cause us to face significant fines, customer notice obligations or costly litigation, harm our reputation with our customers, require us to expend significant time and expense developing, maintaining or upgrading our information technology systems or prevent us from paying our vendors or team members, receiving payments from our customers or performing other information technology, administrative or outsourcing services on a timely basis. Recently, data security breaches suffered by well-known companies and institutions have attracted a substantial amount of media attention, prompting new federal and state laws and legislative proposals addressing data privacy and security, as well as increased data protection obligations imposed on merchants by credit card issuers. As a result, we may become subject to more extensive requirements to protect the customer information that we process in connection with the purchase of our products.

In addition, we sell merchandise over the Internet through our website, www.teavana.com. Our website operations may be affected by our reliance on third-party hardware and software providers, technology changes, risks related to the failure of computer systems through which we conduct our website operations, telecommunications failures, electronic break-ins and similar disruptions. Furthermore, our ability to conduct our website operations may be affected by liability for on-line content and state and federal privacy laws.

Fluctuations in our results of operations for the fourth fiscal quarter would have a disproportionate effect on our overall financial condition and results of operations.

Our business is seasonal and, historically, we have realized a higher portion of our net sales, net income and operating cash flows in the fourth fiscal quarter, due to the impact of the holiday selling season. Any factors that harm our fourth fiscal quarter operating results, including disruptions in our supply chain, adverse weather or unfavorable economic conditions, could have a disproportionate effect on our results of operations for the entire fiscal year.

In order to prepare for our peak shopping season, we must order and maintain higher quantities of inventory than we would carry at other times of the year. As a result, our working capital requirements also fluctuate during the year, increasing in the second and third fiscal quarters in anticipation of the fourth fiscal quarter. Any unanticipated decline in demand for our loose-leaf teas and tea-related merchandise during our peak shopping season could require us to sell excess inventory at a substantial markdown, which could diminish our brand and reduce our net sales and gross profit.

Our quarterly results of operations may also fluctuate significantly as a result of a variety of other factors, including the timing of new store openings and the sales contributed by new stores. As a result, historical period-to-period comparisons of our sales and operating results are not necessarily indicative of future period-to-period results. You should not rely on the results of a single fiscal quarter, particularly the fourth fiscal quarter holiday season, as an indication of our annual results or our future performance.

Third-party failure to deliver merchandise from our distribution center to our stores and e-commerce customers could result in lost sales or reduced demand for our teas and tea-related merchandise.

We currently rely upon a national third-party transportation provider for substantially all of our product shipments from our distribution center to our stores and e-commerce customers. Our utilization of its delivery services for shipments, or those of any other shipping companies we may elect to use, is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the provider’s ability to provide delivery services that adequately meet our shipping needs. If we change shipping companies, we could face logistical difficulties that could adversely affect deliveries, and we would incur costs and expend resources in connection with such change. Moreover, we may not be able to obtain terms as favorable as those we receive from the national third-party transportation provider that we currently use, which in turn would increase our costs and thereby adversely affect our operating results.

Our ability to source our teas and tea-related merchandise profitably or at all could be hurt if new trade restrictions are imposed or existing trade restrictions become more burdensome.

All of our loose-leaf teas are currently grown, and a substantial majority of our tea-related merchandise is currently manufactured, outside of the United States. The United States and the countries in which our products are produced or sold internationally have imposed and may impose additional quotas, duties, tariffs, or other restrictions or regulations, or may adversely adjust prevailing quota, duty or tariff levels. Countries impose, modify and remove tariffs and other trade restrictions in response to a diverse array of factors, including global and national economic and political conditions, which make it impossible for us to predict future developments regarding tariffs and other trade restrictions. Trade restrictions, including tariffs, quotas, embargoes, safeguards and customs restrictions, could increase the cost or reduce the supply of teas and tea-related merchandise available to us or may require us to modify our supply chain organization or other current business practices, any of which could harm our business, financial condition and results of operations.

Fluctuations in foreign currency exchange rates may affect our price negotiations with our third-party suppliers and manufacturers.

Substantially all of our suppliers and manufacturers are located outside of the United States, and changes in the exchange rates between the US dollar and the Euro, Japanese yen and Chinese Renminbi may have a significant, and potentially adverse, effect on our price negotiations with such parties. If the US dollar weakens against any such currencies, our suppliers and manufacturers may attempt to renegotiate the terms of their arrangements with us, which may have a negative effect on our operating results.

We may not be able to protect our intellectual property adequately, which could harm the value of our brand and adversely affect our business.

We believe that our intellectual property has substantial value and has contributed significantly to the success of our business. In particular, our trademarks, including our registered Teavana and Teavana logo design trademarks and the names of most of the varieties of specially blended teas that we sell, are valuable assets that reinforce the distinctiveness of our brand and our customers’ favorable perception of our stores.

From time to time, third parties have used names similar to ours, have applied to register trademarks similar to ours and, we believe, have infringed or misappropriated our intellectual property rights. Third parties have also, from time to time, opposed our trademarks and challenged our intellectual property rights. We respond to these actions on a case-by-case basis, including where appropriate by commencing litigation.

We cannot assure you that the steps we have taken to protect our intellectual property rights are adequate, that our intellectual property rights can be successfully defended and asserted in the future or that third parties will not infringe upon or misappropriate any such rights. Our trademark rights and related registrations may continue to be challenged in the future and could be canceled or narrowed. Our failure to protect our trademarks could prevent us in the future from challenging third parties who use names and logos similar to our trademarks, which may in turn cause customer confusion, negatively affect customers’ perception of our brand, stores and products, and adversely affect our sales and profitability. Moreover, intellectual property proceedings and infringement claims could result in a significant distraction for management and have a negative impact on our business.

In addition, although we have also taken steps to protect our intellectual property rights internationally, the laws of certain foreign countries may not protect intellectual property to the same extent as do the laws of the United States. Other entities may have rights to trademarks that contain portions of our marks or may have registered similar or competing marks in foreign countries. There may also be other prior registrations in other foreign countries of which we are not aware. We may need to expend additional resources to defend our trademarks in these countries, and the inability to defend such trademarks could impair our brand or adversely affect the growth of our business internationally.

We are subject to the risks associated with leasing substantial amounts of space and are required to make substantial lease payments under our operating leases. Any failure to make these lease payments when due would likely harm our business, profitability and results of operations.

We do not own any real estate. Instead, we lease all of our company-owned store locations, our store support center in Atlanta, Georgia and our distribution center in Stratford, Connecticut. Our store leases typically have ten-year terms and generally require us to pay relatively high total rent per square foot that is reflective of our small average store square footage and premium locations within the mall or center. Many of our lease agreements have defined escalating rent provisions over the initial term and any extensions. As our stores mature and as we expand our store base, our lease expense and our cash outlays for rent under our lease agreements will increase. Our substantial operating lease obligations could have significant negative consequences, including:

•	requiring that an increased portion of our cash from operations and available cash be applied to pay our lease obligations, thus reducing liquidity available for other purposes;

•	increasing our vulnerability to adverse general economic and industry conditions;

•	limiting our flexibility to plan for or react to changes in our business or in the industry in which we compete; and

•	limiting our ability to obtain additional financing.

We depend on cash flow from operations to pay our lease expenses, finance our growth capital requirements and fulfill our other cash needs. If our business does not generate sufficient cash flow from operating activities to fund these requirements, we may not be able to achieve our growth plans, fund our other liquidity and capital needs or ultimately service our lease expenses, which would harm our business.

If an existing or future store is not profitable, and we decide to close it, we may nonetheless remain committed to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term. Moreover, even if a lease has an early cancellation clause, we may not satisfy the contractual requirements for early cancellation under that lease. In addition, as our leases expire, we may fail to negotiate renewals on commercially acceptable terms or at all, which could cause us to close stores in desirable locations. Even if we are able to renew existing leases, the terms of such renewal may not be as attractive as the expiring lease, which would materially and adversely affect our results of operations. Of our 161 company-owned stores as of May 1, 2011, two leases expire in fiscal 2011 and two leases expire in fiscal 2012. Our inability to enter into new leases or renew existing leases on terms acceptable to us or be released from our obligations under leases for stores that we close could materially adversely affect us.

Our franchisees may take actions that could harm our business or brand, and franchise regulations and contracts limit our ability to terminate or replace under-performing franchises.

As of May 1, 2011 we had two franchise stores in the United States and 17 franchise stores in Mexico. Franchisees are independent business operators and are not our employees or agents, and we do not exercise control over the day-to-day operations of their retail stores. We provide training and support to franchisees and set and monitor operational standards, but the quality of franchise store operations may fluctuate or decline due to various factors beyond our control. For example, franchisees may not operate stores in a manner consistent with our standards and requirements, or may not hire and train qualified employees, which could harm their sales and, as a result, harm our results of operations or our brand image.

Franchisees, as independent business operators, may from time to time disagree with us and our strategies regarding the business or our interpretation of our respective rights and obligations under applicable franchise agreements. This may lead to disputes with our franchisees from time to time, regarding the collection of royalty payments or other matters related to the franchisee’s operation of the franchise store. Such disputes could divert the attention of our management from our operations, which could cause our business, financial condition, results of operations or cash flows to suffer.

In addition, as a franchisor, we are subject to US federal, US state and foreign laws regulating the offer and sale of franchises. These laws impose registration and extensive disclosure requirements on the offer and sale of franchises, frequently apply substantive standards to the relationship between franchisor and franchisee and limit the ability of a franchisor to terminate or refuse to renew a franchise. We may therefore be required to retain an underperforming franchise and may be unable to replace the franchisee, which could harm our results of operations or our brand image. We cannot predict the nature and effect of any future legislation or regulation or any changes to existing legislation or regulation on our franchise operations.

The terms of our amended revolving credit facility may restrict our current and future operations, which could adversely affect our ability to respond to changes in our business and to manage our operations.

Our amended revolving credit facility contains, and any additional debt financing we may incur would likely contain, covenants requiring us to maintain or adhere to certain financial ratios or limits and covenants that restrict our operations, including limitations on our ability to grant liens, incur additional debt, pay dividends, redeem our common stock, make certain investments and engage in certain merger, consolidation or asset sale transactions. Complying with these covenants could adversely affect our ability to respond to changes in our business and manage our operations. A failure by us to comply with the financial ratios and restrictive covenants contained in our amended revolving credit facility and any future debt instruments could result in an event of default. Upon the occurrence of an event of default, the lenders could elect to declare all amounts outstanding to be due and payable and exercise other remedies as set forth in our amended revolving credit facility and any future debt instruments. If the indebtedness under our amended revolving credit facility and any future debt instruments were to be accelerated, our future financial condition could be materially adversely affected.

Risks Related to this Offering and Ownership of Our Common Stock

No market currently exists for our common stock, and we cannot assure you that an active trading market will develop for such stock.

Prior to this offering, there has been no public market for shares of our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market on the New York Stock Exchange or otherwise, or how liquid that market might become. If an active market does not develop, you may have difficulty selling any shares of our common stock that you purchase in this initial public offering. The initial public offering price for the shares of our common stock will be determined by negotiations between us, certain of our selling stockholders and the representatives of the underwriters, and may not be indicative of prices that will prevail in the open market following this offering.

Our stock price may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

After this offering, the market price for our common stock is likely to be volatile, in part because our shares have not been traded publicly. In addition, the market price of our common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including:

•	market conditions or trends in our industry or the economy as a whole and, in particular, in the specialty retail sales environment;

•	the timing, performance and successful integration of any new stores that we open;

•	seasonal fluctuations;

•	changes in key personnel;

•	our levels of comparable store sales;

•	actions by competitors or other shopping mall tenants;

•	the public’s response to press releases or other public announcements by us or third parties, including our filings with the Securities and Exchange Commission, or SEC;

•	any future guidance we may provide to the public, any changes in such guidance or any difference between our guidance and actual results;

•	changes in financial estimates or recommendations by any securities analysts who follow our common stock; and

•	future sales of our common stock by our officers, directors and significant stockholders.

In addition, the stock markets, and in particular the New York Stock Exchange, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many retail companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

Future sales of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

The market price of our common stock could decline significantly as a result of sales of a large number of shares of our common stock in the market after this offering. The sales, or the perception that these sales might occur, could depress the market price. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Upon consummation of this offering, we will have 38,040,518 shares of common stock outstanding. The shares of common stock offered in this offering will be freely tradable without restriction under the Securities Act of 1933, as amended, or the Securities Act, except for any shares of common stock that may be held or acquired by our directors, executive officers and other affiliates, the sale of which will be restricted under the Securities Act. In addition, shares subject to outstanding options under our 2004 Management Incentive Plan and options that we intend to grant prior to this offering under our 2011 Equity Incentive Plan and shares reserved for future issuance under our 2011 Equity Incentive Plan will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations. Moreover, pursuant to the Registration Rights Agreement between us and Teavana Investment LLC, dated as of December 17, 2004, Teavana Investment LLC has the right to require us to register under the Securities Act any shares in our company not sold by it in this offering. See “Certain Relationships and Related Party Transactions—Investment by Teavana Investment LLC—Registration Rights Agreement.” If our existing stockholders sell substantial amounts of our common stock in the public market, or if the public perceives that such sales could occur, this could have an adverse impact on the market price of our common stock, even if there is no relationship between such sales and the performance of our business.

In connection with this offering, we, our directors and executive officers and the selling stockholders have each agreed to lock-up restrictions, meaning that we and they and their permitted transferees will not be permitted to sell any shares of our common stock for 180 days after the date of this prospectus, subject to the exceptions discussed in “Shares Eligible for Future Sale,” without the prior consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. may, in their sole discretion, release all or any portion of the shares of our common stock from the restrictions in any of the lock-up agreements described above. See “Underwriting.”

Also, in the future, we may issue shares of our common stock in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then outstanding shares of our common stock.

Approximately 57.9% of our voting power will be controlled by one principal stockholder whose interests may conflict with those of our other stockholders.

Upon consummation of this offering, Andrew Mack, our founder and Chief Executive Officer, will hold approximately 57.9% of our voting power, or 55.9% if the underwriters exercise their overallotment option in full. So long as Mr. Mack continues to hold, directly or indirectly, shares of common stock representing more than 50% of the voting power of our common stock, he will be able to exercise control over all matters requiring stockholder approval, including the election of directors, amendment of our amended and restated certificate of incorporation and approval of significant corporate transactions and will have significant control over our management and policies. Mr. Mack’s control may have the effect of delaying or preventing a change in control of our company or discouraging others from making tender offers for our shares, which could prevent stockholders from receiving a premium for their shares. These actions may be taken even if other stockholders oppose them. The interests of Mr. Mack may not be consistent with your interests as a stockholder.

In addition, a fund advised by Parallel will hold approximately 19.9% of our voting power, or 19.2% if the underwriters exercise their overallotment option in full, and will have significant influence over our management and policies by virtue of its representation on our Board of Directors.

Failure to establish and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on our business and stock price.

As a public company, we will be required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, which will require annual and quarterly management assessments and certifications of the effectiveness of our internal control over financial reporting and, if certain market capitalization thresholds are met, a report by our independent registered public accounting firm that addresses the effectiveness of internal control over financial reporting. During the course of our testing, we may identify deficiencies that we may not be able to remediate in time to meet our deadline for compliance with Section 404. Testing and maintaining internal controls can divert our management’s attention from other matters that are important to the operation of our business. We also expect the regulations to increase our legal and financial compliance costs, make it more difficult to attract and retain qualified officers and members of our Board of Directors, particularly to serve on our audit committee, and make some activities more difficult, time consuming and costly. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 or our independent registered public accounting firm may not be able or willing to issue an unqualified report on the effectiveness of our internal control over financial reporting. If we conclude that our internal control over financial reporting is not effective, we cannot be certain as to the timing of remediation actions and testing or their effect on our operations because there is presently no precedent available by which to measure compliance adequacy.

If we are unable to conclude that we have effective internal control over financial reporting, our independent auditors are unable to provide us with an unqualified report as required by Section 404 or we are required to restate our financial statements, we may fail to meet our public reporting obligations and investors could lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

Some of our operating expenses will increase significantly as a result of operating as a public company, and our management will be required to devote substantial time to complying with public company regulations.

We historically have operated our business as a private company. As a public company, we will incur additional legal, accounting, compliance and other expenses that we have not incurred as a private company. After this offering, we will become obligated to file annual and quarterly information and other reports with the SEC that are specified in Section 13 and other sections of the Securities Exchange Act of 1934, as amended, or the Exchange Act. In addition, we will also become subject to other reporting and corporate governance requirements, including certain requirements of the New York Stock Exchange, which will impose significant compliance obligations upon us. We will need to institute a comprehensive compliance function, establish internal policies, ensure that we have the ability to prepare financial statements that are fully compliant with all SEC reporting requirements on a timely basis, design, establish, involve and retain outside counsel and accountants in the above activities and establish an investor relations function.

The Sarbanes-Oxley Act of 2002, the recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules subsequently implemented by the SEC and the New York Stock Exchange, have imposed increased regulation and disclosure and have required enhanced corporate governance practices of public companies. Our efforts to comply with evolving laws, regulations and standards in this regard are likely to result in increased administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. These changes will require a significant commitment of additional resources. We may not be successful in implementing these requirements, and implementing them could materially adversely affect our business, results of operations and financial condition. If we do not implement such requirements in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities, such as the SEC or the New York Stock Exchange. Any such action could harm our reputation and the confidence of investors and customers in our company and could materially adversely affect our business and cause our share price to fall.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if our operating results do not meet the expectations of the investor community, or one or more of the analysts who cover our company downgrades our stock, our stock price could decline.

If you purchase shares of common stock sold in this offering, you will incur immediate and substantial dilution.

If you purchase shares of common stock in this offering, you will incur immediate and substantial dilution in the amount of $12.97 per share because the initial public offering price of $14.00 is substantially higher than the pro forma net tangible book value per share of our outstanding common stock. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares. In addition, you may also experience additional dilution upon future equity issuances or the exercise of stock options to purchase common stock granted to our directors, management personnel and consultants under our 2004 Management Incentive Plan and 2011 Equity Incentive Plan. See “Dilution.”

We do not expect to pay any cash dividends for the foreseeable future.

For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our common stock. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will depend upon results of operations, financial condition, contractual restrictions, including under our amended revolving credit facility and other indebtedness we may incur, restrictions imposed by applicable law and other factors our Board of Directors deems relevant. Accordingly, if you purchase shares in this offering, realization of a gain on your investment will depend on the appreciation of the price of our common stock, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our common stock.

Certain provisions of our corporate governing documents and Delaware law could discourage, delay or prevent a merger or acquisition at a premium price.

Our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that may make the acquisition of our company more difficult without the approval of our Board of Directors. These include provisions that:

•

authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of common stock;

•	classify our Board of Directors into three separate classes with staggered terms;

•

prohibit stockholders from acting by written consent after Mr. Mack ceases to own more than 50% of the total voting power of our shares, which will then require all stockholder actions to be taken at a meeting of our stockholders after such time;

•	provide that the Board of Directors is expressly authorized to make, alter, or repeal our amended and restated bylaws; and

•	establish advance notice requirements for nominations for elections to our Board of Directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, we are governed by Section 203 of the Delaware General Corporation Law which, subject to some specified exceptions, prohibits “business combinations” between a Delaware corporation and an “interested stockholder,” which is generally defined as a stockholder who becomes a beneficial owner of 15% or more of a Delaware corporation’s voting stock, for a three-year period following the date that the stockholder became an interested stockholder. Section 203 could have the effect of delaying, deferring or preventing a change in control that our stockholders might consider to be in their best interests.

These and other provisions of the Delaware General Corporation Law and our amended and restated certificate of incorporation and amended and restated bylaws could delay, defer or prevent us from experiencing a change of control or changes in our Board of Directors and management and may adversely affect our stockholders’ voting and other rights. Any delay or prevention of a change of control transaction or changes in our Board of Directors and management could deter potential acquirors or prevent the completion of a transaction in which our stockholders could receive a substantial premium over the then current market price for their shares of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements in addition to historical information. These forward-looking statements are included throughout this prospectus, including in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and “Certain Relationships and Related Party Transactions,” and relate to matters such as our industry, business strategy, goals and expectations concerning our market position, future operations, margins, profitability, capital expenditures, liquidity and capital resources and other financial and operating information. We have used the words “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future” and similar terms and phrases to identify forward-looking statements in this prospectus.

The forward-looking statements contained in this prospectus are based on management’s current expectations and are subject to uncertainty and changes in circumstances. We cannot assure you that future developments affecting us will be those that we have anticipated. Actual results may differ materially from these expectations due to changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond our control. We believe that these factors include those described in “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, our actual results may vary in material respects from those projected in these forward-looking statements. Any forward-looking statement made by us in this prospectus speaks only as of the date on which we make it. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

USE OF PROCEEDS

Assuming an initial public offering price of $14.00 per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), we estimate that we will receive net proceeds from this offering of approximately $12.0 million after deducting the underwriting discount and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders, including any shares sold by certain of the selling stockholders in connection with the exercise of the underwriters’ overallotment option to purchase additional shares.

A $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per share would increase (decrease) the net proceeds to us from this offering by approximately $1.0 million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

We intend to use the net proceeds to us from this offering in the following order:

•	to redeem all outstanding shares of our Series A redeemable preferred stock, all of which is held by Teavana Investment LLC, for an aggregate redemption value of $10,683,333;

•	to pay offering-related expenses of approximately $3.0 million; and

•	to repay all of the outstanding indebtedness under our amended revolving credit facility with Fifth Third Bank.

In the event that the net proceeds available to be applied to repay indebtedness outstanding under our amended revolving credit facility are less than the total amount of debt outstanding under it at the closing of this offering, we will pay down that indebtedness by the amount of net proceeds available to be applied. We intend to use any remaining net proceeds for general corporate purposes, including working capital and capital expenditures.

At May 1, 2011, the balance outstanding under our amended revolving credit facility was $1.0 million, and the interest rate with respect to those borrowings on that date was 6.0%. Our amended revolving credit facility expires on April 22, 2016.

The amount and timing of our actual working capital requirements and capital expenditures will depend on numerous factors related to the implementation of our growth plan, including the number of new stores opened in each fiscal period, increased volumes purchased from our vendors, the expansion of our distribution center and other infrastructure investments. Accordingly, our management will have broad discretion in the amount and timing of the application of the net proceeds to our working capital and capital expenditure requirements, and investors will be relying on the judgment of our management regarding such application of the proceeds from this offering.

DIVIDEND POLICY

We have never declared or paid regular cash dividends on our common stock. We currently expect to retain all future earnings for use in the operation and expansion of our business and do not anticipate paying cash dividends in the foreseeable future. The declaration and payment of any dividends in the future will be determined by our Board of Directors, in its discretion, and will depend on a number of factors, including our earnings, capital requirements, overall financial condition, and contractual restrictions, including under our amended revolving credit facility and other indebtedness we may incur.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of May 1, 2011 on:

•	an actual basis; and

•

an as adjusted basis to give effect to (i) the sale of shares of common stock by us in this offering, after deducting the underwriting discount and estimated offering expenses payable by us, and the application of a portion of the net proceeds therefrom to pay offering-related expenses and repay outstanding indebtedness under our amended revolving credit facility as described under “Use of Proceeds,” (ii) the conversion of our Class B redeemable common stock into Class A common stock, and (iii) the reclassification of all of our Class A common stock into common stock.

You should read this table together with “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and notes thereto included elsewhere in this prospectus.

	As of May 1, 2011
	Actual	As Adjusted
	(unaudited, in thousands)
Cash and cash equivalents	$3,740	$4,086

Series A redeemable preferred stock, $.0001 par value; 10,683,333 shares authorized, issued and outstanding, actual; no shares issued and outstanding, as adjusted (1)	$13,591	$—
Long-term debt	1,000	—
Class B redeemable common stock, $.00003 par value; 50,000,000 shares authorized, 9,005,217 shares issued and outstanding, actual; no shares issued and outstanding, as adjusted (2)	87,253	—
Stockholders’ (deficit)/equity:
Class A common stock, $.00003 par value; 50,000,000 shares authorized, 27,744,243 shares issued and outstanding, actual; no shares issued and outstanding, as adjusted	1	—
Common stock, $.00003 par value; no shares authorized, no shares issued and outstanding, actual; 100,000,000 shares authorized, 38,040,518 shares issued and outstanding, as adjusted	—	1
Additional paid-in capital (3)	—	102,190
Accumulated deficit	(57,627)	(57,627)

Total stockholders’ (deficit)/equity (3)	(57,626)	44,564

Total capitalization (3)	$44,218	$44,564

(1)	Our Series A redeemable preferred stock was issued on December 15, 2004 with a mandatory redemption date upon the earlier of a public offering or December 15, 2011. The Series A redeemable preferred stock had an original redemption value of approximately $10.7 million with annual accretion at a rate of 5%. The cumulative annual accretion of the redemption value will be forgiven at the redemption date if we achieve certain targets. The Series A redeemable preferred stock is listed as a liability on our consolidated balance sheets and condensed consolidated balance sheets due to its mandatory redemption feature. See Note 6, “Common and Preferred Stock,” in our consolidated financial statements and Note 4, “Common and Preferred Stock,” in our condensed consolidated financial statements.
(2)	Our outstanding shares of Class B redeemable common stock will be automatically converted into an equivalent number of shares of our Class A common stock upon the consummation of this offering. The Class B redeemable common stock is subject to redemption at the option of the holder from and after December 15, 2011 at a redemption price equal to the aggregate fair value of the shares being redeemed. Because of this contingent redemption feature, the Class B redeemable common stock is classified on our consolidated balance sheets and condensed consolidated balance sheets as temporary equity, rather than stockholders’ equity, with adjustments to its fair value made at each reporting date. See Note 6, “Common and Preferred Stock,” and Note 7, “Fair Value Measurements,” in our consolidated financial statements and Note 4, “Common and Preferred Stock,” in our condensed consolidated financial statements.

(3)	A $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per share (the midpoint of the estimated price range set forth on the cover of this prospectus) would increase (decrease) each of additional paid-in capital, total stockholders’ equity and total capitalization by $1.0 million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable to us.

The number of shares of common stock outstanding set forth in the table above excludes:

•

1,622,510 shares of common stock issuable upon the exercise of options outstanding as of May 1, 2011 under our 2004 Management Incentive Plan, with a weighted average exercise price of $1.36 per share, after giving effect to the sale of 219,629 shares in this offering acquired by certain of the selling stockholders upon exercise of options granted to them under that plan;

•

600,000 shares of common stock reserved for issuance upon the exercise of options to be granted in connection with this offering under our 2011 Equity Incentive Plan, which we intend to adopt prior to this offering, such options to be granted at an exercise price per share equal to the initial public offering price set forth on the cover page of this prospectus and anticipated to represent approximately 80% of the number of shares reserved for issuance under this plan; and

•

150,000 shares of common stock reserved for future issuance under our 2011 Equity Incentive Plan, anticipated to represent approximately 20% of the number of shares reserved for issuance under this plan.

DILUTION

Our consolidated net tangible book value as of May 1, 2011 was $27.2 million, or $0.74 per share of common stock. Consolidated net tangible book value per share represents consolidated tangible assets, less consolidated liabilities, divided by the aggregate number of shares of common stock outstanding, assuming (i) redemption of all of our issued and outstanding shares of Series A redeemable preferred stock, (ii) conversion of each issued and outstanding share of our Class B redeemable common stock into a share of Class A common stock, and (iii) reclassification of each issued and outstanding share of Class A common stock into a share of common stock immediately prior to the consummation of this offering. Following the sale by us of the 1,071,429 shares of common stock in this offering at an assumed initial public offering price of $14.00 per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) and the receipt and application of the net proceeds to us of $12.0 million, our pro forma consolidated net tangible book value at May 1, 2011 would have been $39.2 million, or $1.03 per share. This represents an immediate increase in consolidated net tangible book value to existing stockholders of $0.29 per share and an immediate dilution to new investors of $12.97 per share. Dilution per share represents the difference between the price per share to be paid by new investors for the shares of common stock sold in this offering and the pro forma consolidated net tangible book value per share immediately after this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price	$14.00
Historical consolidated net tangible book value per share as of May 1, 2011	0.74
Increase in pro forma net tangible book value per share attributable to new investors	0.29
Pro forma consolidated net tangible book value per share after this offering	1.03

Dilution per share to new investors	$12.97

A $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), would increase (decrease) our pro forma consolidated net tangible book value after this offering by $1.0 million and the dilution per share to new investors by $0.97, in each case assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

The following table sets forth the number of shares of common stock purchased, the total consideration paid, or to be paid to us, and the average price per share paid, or to be paid, by existing stockholders (including shares to be sold in the offering acquired by certain of the selling shareholders upon exercise of options granted to them under our 2004 Management Incentive Plan) and by the new investors, at an assumed initial public offering price of $14.00 per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), before deducting the underwriting discount and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	36,969,089	97.2%	$27,118	64.4%	$0.73
New investors in this offering	1,071,429	2.8	15,000	35.6	14.00

Total	38,040,518	100%	$42,118	100%

Sales by the selling stockholders in this offering will reduce the number of shares held by selling stockholders to 30,897,660 shares, or approximately 81.2% (29,826,231 shares, or approximately 78.4%, if the underwriters exercise their overallotment option in full), and will increase the number of shares held by investors participating in this offering to 7,142,858 shares, or approximately 18.8% (8,214,287 shares, or approximately 21.6%, if the underwriters exercise their overallotment option in full), of the total common stock outstanding after the offering.

The foregoing tables exclude (i) 1,622,510 shares of common stock issuable upon the exercise of options outstanding as of May 1, 2011 granted under our 2004 Management Incentive Plan, with a weighted average exercise price of $1.36 per share, after giving effect to the sale of 219,629 shares in this offering acquired by certain of the selling stockholders upon exercise of options granted to them under that plan, (ii) 600,000 shares of common stock reserved for issuance upon the exercise of options to be granted in connection with this offering under our 2011 Equity Incentive Plan, which we intend to adopt prior to this offering, such options to be granted at an exercise price per share equal to the initial public offering price per share, and (iii) 150,000 shares of common stock reserved for future issuance under our 2011 Equity Incentive Plan. To the extent these options are exercised, there will be further dilution to new investors.

If the underwriters exercise their overallotment option to purchase additional shares of common stock in full, the pro forma consolidated net tangible book value after giving effect to this offering would be $1.40 per share, and the dilution in pro forma consolidated net tangible book value per share to investors in this offering would be $12.60 per share.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

The following unaudited pro forma consolidated financial data have been derived by the application of certain pro forma adjustments to our consolidated financial statements and condensed consolidated financial statements.

The unaudited pro forma consolidated financial data should be read in conjunction with, “Capitalization,” “Use of Proceeds,” “Selected Consolidated Financial and Other Data,” and our consolidated financial statements and condensed consolidated financial statements and related notes included elsewhere in this prospectus. These data may not be comparable to, or indicative of, future performance.

The unaudited pro forma condensed consolidated financial information presented below have been prepared pursuant to the rules and regulations of the SEC. Certain information and certain footnote disclosures normally included in financial statements prepared in accordance with US generally accepted accounting principals have been omitted pursuant to these rules and regulations.

The unaudited pro forma consolidated statement of operations data have been derived from our consolidated statement of operations for the fiscal year ended January 30, 2011 and condensed consolidated statement of operations for the thirteen weeks ended May 1, 2011 and give effect to this offering and the concurrent redemption of the Series A redeemable preferred stock as if these events had occurred on February 1, 2010. The unaudited pro forma consolidated balance sheet data have been derived from our condensed consolidated balance sheet as of May 1, 2011 and give effect to this offering and the concurrent redemption of the Series A redeemable preferred stock and reclassification of the Class B redeemable common stock into permanent equity as if those events had occurred on May 1, 2011.

Pro Forma Consolidated Statement of Operations Data:

	Fiscal Year Ended January 30, 2011			Thirteen Weeks Ended May 1, 2011
	Actual	Pro forma adjustments	Pro forma adjusted	Actual	Pro forma adjustments	Pro forma adjusted
		(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(dollars in thousands, except per share data)
Income from operations	$23,494	$—	$23,494	$6,456	$—	$6,456
Interest expense, net	2,585	(2,145)	440	689	(599)	90

Income before income taxes	20,909	2,145	23,054	5,767	599	6,366
Provision for income taxes	8,906	—	8,906	2,444	—	2,444

Net income	$12,003	$2,145	$14,148	$3,323	$599	$3,922

Net income per share:
Basic	$0.33		$0.38	$0.09		$0.10
Diluted	$0.32		$0.37	$0.09		$0.10
Weighted average shares outstanding (historical and pro forma):
Basic	36,749,460	763,095	37,512,555	36,749,460	763,095	37,512,555
Diluted	37,725,067	763,095	38,488,162	37,728,622	763,095	38,491,717

Pro forma adjusted weighted average shares outstanding, basic and diluted, as of January 30, 2011 and May 1, 2011 includes an additional 763,095 shares. These additional shares outstanding represent shares of common stock issued at $14.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) to redeem the Series A redeemable preferred stock.

Our Series A redeemable preferred stock was issued on December 15, 2004 with a mandatory redemption date upon the earlier of a public offering or December 15, 2011. Annual redemption value accretion and accretion of the debt discount are included in interest expense on our consolidated statements of operations and condensed consolidated statements of operations. Pro forma interest expense, net income, and net income per share give effect to our redemption of the Series A redeemable preferred stock as if such redemption had occurred on February 1, 2010, and reflect the elimination of approximately $2.1 million and $0.6 million of interest expense, all of which was non-deductible for income tax purposes, in fiscal 2010 and in the thirteen weeks ended May 1, 2011, respectively. See Note 6, “Common and Preferred Stock,” in our consolidated financial statements and Note 4, “Common and Preferred Stock,” in our condensed consolidated financial statements.

Pro Forma Consolidated Balance Sheet Data:

	May 1, 2011
	Actual	Pro forma adjustments	Pro forma adjusted
	(unaudited)	(unaudited)	(unaudited)
	(dollars in thousands)
Series A Redeemable Preferred Stock, $.0001 par value; 10,683,333 shares authorized, issued and outstanding	$13,591	$(13,591)	$—
Class B Redeemable Common Stock, $.00003 par value; 50,000,000 shares authorized, 9,005,217 shares issued and outstanding, actual; no shares authorized, no shares issued and outstanding, pro forma	87,253	(87,253)	—
Stockholders’ deficit
Class A Common Stock, $.00003 par value; 50,000,000 shares authorized, 27,744,243 shares issued and outstanding, actual; no shares issued and outstanding, pro forma	1	(1)	—
Common Stock, $.00003 par value; no shares authorized, no shares issued and outstanding, actual; 100,000,000 shares authorized, 37,512,556 shares issued and outstanding, pro forma.	—	1	1
Additional paid-in capital	—	100,844	100,844
Accumulated deficit	(57,627)	—	(57,627)

Total stockholders’ (deficit) equity	$(57,626)	$100,844	$43,218

The Series A redeemable preferred stock is listed as a liability on our consolidated balance sheets and condensed consolidated balance sheets due to its mandatory redemption feature. The Series A redeemable preferred stock had an original redemption value of approximately $10.7 million with annual accretion at a rate of 5%. The cumulative annual accretion of the redemption value will be forgiven at the redemption date if we achieve certain targets. Pro forma Series A redeemable preferred stock gives effect to the redemption of the Series A redeemable preferred stock as if such redemption had occurred on May 1, 2011 and assumes that the Company achieved the targets in order for the cumulative annual accretion of redemption value to be forgiven, resulting in an effective redemption value of $10.7 million and a reclassification of the cumulative annual accretion of redemption value to additional paid-in capital within stockholders’ equity. See Note 6, “Common and Preferred Stock,” in our consolidated financial statements and Note 4, “Common and Preferred Stock,” in our condensed consolidated financial statements.

Because the Class B redeemable common stock is subject to redemption at the option of the holder from and after December 15, 2011 at a redemption price equal to the aggregate fair value of the shares being redeemed, the Class B redeemable common stock is classified on our consolidated balance sheets and condensed consolidated balance sheets as temporary equity, rather than stockholders’ equity, with adjustments to its fair value made at each reporting date. Our outstanding shares of Class B redeemable common stock will be automatically converted into an equivalent number of shares of our Class A Common stock upon the consummation of this offering. Pro forma Class B redeemable common stock at May 1, 2011 gives effect to the automatic conversion of the Class B redeemable common stock into Class A common stock, the corresponding reclassification of temporary equity into additional paid-in capital within stockholders’ equity, and the reclassification of all of our Class A common stock into common stock as if such events had occurred on May 1, 2011. See Note 6, “Common and Preferred Stock,” and Note 7, “Fair Value Measurements,” in our consolidated financial statements and Note 4, “Common and Preferred Stock,” in our condensed consolidated financial statements.

Pro forma total stockholders’ equity at May 1, 2011 gives effect to the receipt of proceeds from this offering sufficient to redeem the Series A redeemable preferred stock, the redemption of the Series A redeemable preferred stock, the conversion of the Class B redeemable common stock into Class A common stock, the reclassification of the aggregate fair value of the Class B redeemable common stock from temporary equity into additional paid-in capital within stockholders’ equity, the reclassification of the cumulative annual accretion of redemption value to additional paid-in capital within stockholders’ equity and the resulting change from total stockholders’ deficit to total stockholders’ equity, all as described above, as if such events had occurred on May 1, 2011. See Note 6, “Common and Preferred Stock,” in our consolidated financial statements and Note 4, “Common and Preferred Stock,” in the condensed consolidated financial statements.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables set forth selected consolidated financial and other data for the periods and at the dates indicated. The consolidated statement of operations and cash flows data for the fiscal years ended February 1, 2009, January 31, 2010 and January 30, 2011 and selected consolidated balance sheet data as of January 31, 2010 and January 30, 2011 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations and cash flows data for the fiscal year ended February 3, 2008 and selected consolidated balance sheet data as of February 3, 2008 and February 1, 2009 are derived from our audited consolidated financial statements not included elsewhere in this prospectus. The consolidated statement of operations and cash flows data for the fiscal year ended January 28, 2007 and selected consolidated balance sheet data as of January 28, 2007 are derived from our unaudited consolidated financial statements not included elsewhere in this prospectus. The consolidated statement of operations and cash flows data for the thirteen weeks ended May 2, 2010 and May 1, 2011 and consolidated balance sheet data as of May 1, 2011 have been derived from our unaudited condensed consolidated financial statements appearing elsewhere in this prospectus. The historical results presented below are not necessarily indicative of the results to be expected for any future period. You should read this selected consolidated financial data in conjunction with the consolidated and condensed consolidated financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	Fiscal Year Ended					Thirteen Weeks Ended
	January 28, 2007	February 3, 2008	February 1, 2009	January 31, 2010	January 30, 2011	May 2, 2010	May 1, 2011
	(unaudited)					(unaudited)
	(dollars in thousands, except per share and store data)
Consolidated Statement of Operations Data:
Net sales	$33,764	$47,203	$63,861	$90,262	$124,701	$25,773	$34,939
Cost of goods sold (exclusive of depreciation shown separately below)	15,930	19,972	27,193	36,435	46,275	10,021	12,451

Gross profit	17,834	27,231	36,668	53,827	78,426	15,752	22,488

Selling, general and administrative expense	16,497	22,232	29,242	38,142	50,571	10,800	14,758
Depreciation and amortization expense	1,512	2,022	2,666	3,489	4,361	973	1,274

Income (loss) from operations	(175)	2,977	4,760	12,196	23,494	3,979	6,456
Interest expense, net	1,273	1,592	2,061	2,435	2,585	623	689

Income (loss) before income taxes	(1,448)	1,385	2,699	9,761	20,909	3,356	5,767
Provision (benefit) for income taxes	(103)	1,007	1,502	4,470	8,906	1,429	2,444

Net income (loss)	$(1,345)	$378	$1,197	$5,291	$12,003	$1,927	$3,323

	Fiscal Year Ended					Thirteen Weeks Ended
	January 28, 2007	February 3, 2008	February 1, 2009	January 31, 2010	January 30, 2011	May 2, 2010	May 1, 2011
	(unaudited)					(unaudited)
	(dollars in thousands, except per share and store data)
Net income (loss) per share:
Basic (1)	$(0.04)	$0.01	$0.03	$0.14	$0.33	$0.05	$0.09
Diluted (1)	$(0.04)	$0.01	$0.03	$0.14	$0.32	$0.05	$0.09

Weighted average shares outstanding:
Basic (1)	36,701,881	36,749,460	36,749,460	36,749,460	36,749,460	36,749,460	36,749,460
Diluted (1)	36,701,881	36,750,645	37,095,308	37,322,198	37,725,067	37,471,930	37,728,622

Pro Forma Consolidated Statement of Operations Data (unaudited):
Pro forma interest expense, net (2)					$440		$90
Pro forma net income					14,148		3,922
Pro forma net income per share—Basic					0.38		0.10
Pro forma net income per share—Diluted					$0.37		$0.10

	Fiscal Year Ended					Thirteen Weeks Ended
	January 28, 2007	February 3, 2008	February 1, 2009	January 31, 2010	January 30, 2011	May 2, 2010	May 1, 2011
	(unaudited)					(unaudited)
	(dollars in thousands, except per share and store data)
Consolidated Balance Sheet Data (end of period):
Cash and cash equivalents	$1,070	$761	$1,168	$1,314	$7,901		$3,740
Total assets	22,185	25,535	35,353	41,767	64,126		65,802
Series A redeemable preferred stock (2)	6,316	7,564	9,058	10,848	12,992		13,591
Total debt	1,417	875	5,535	1,250	1,000		1,000
Class B redeemable common stock	10,069	12,160	15,808	21,888	81,401		87,253
Total stockholders’ deficit (3)	$(3,276)	$(4,842)	$(7,086)	$(7,706)	$(55,059)		$(57,626)

Pro Forma Balance Sheet Data (end of period) (unaudited):
Series A redeemable preferred stock (2)							$—
Class B redeemable common stock (3)							—
Total stockholders’ equity (4)							$43,218

Consolidated Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$2,384	$3,767	$4,951	$11,071	$19,397	$(329)	$1,142
Investing activities	(5,289)	(3,529)	(8,798)	(6,640)	(12,560)	(2,346)	(5,056)
Financing activities	881	(547)	4,254	(4,285)	(250)	2,512	(247)

Increase (decrease) in cash and cash equivalents	$(2,024)	$(307)	$407	$146	$6,587	$(163)	$(4,161)

Store Data (unaudited):
Number of stores at end of period	47	59	87	108	146	118	161
Comparable store sales growth for period (5)	3.7%	8.4%	3.0%	6.9%	8.7%	15.7%	6.0%
Average net sales per comparable store (in thousands) (6)	$802	$775	$783	$808	$862	$208	$213
Gross square footage at end of period (in thousands)	43	54	77	95	130	105	145
Sales per gross square foot (7)	$869	$860	$866	$935	$994	$228	$231

(1)	Net income per share and weighted average shares outstanding data for the fiscal year ended February 3, 2008 are unaudited.

(2)	Our Series A redeemable preferred stock was issued on December 15, 2004 with a mandatory redemption date upon the earlier of a public offering or December 15, 2011. The Series A redeemable preferred stock had an original redemption value of approximately $10.7 million with annual accretion at a rate of 5%. The cumulative annual accretion of the redemption value will be forgiven at the redemption date if we achieve certain targets. The Series A redeemable preferred stock is listed as a liability on our consolidated balance sheets and condensed consolidated balance sheets due to its mandatory redemption feature. Annual redemption value accretion and accretion of debt discount are included in interest expense on our consolidated statements of operations and condensed consolidated statements of operations. Pro forma interest expense, net income, and net income per share give effect to our redemption of the Series A redeemable preferred stock as if such redemption had occurred on February 1, 2010, and reflect the elimination of approximately $2.1 million of interest expense in fiscal 2010 and approximately $0.6 million during the thirteen weeks ended May 1, 2011, all of which was non-deductible, for income tax purposes. Pro forma Series A redeemable preferred stock at May 1, 2011 gives effect to our redemption of the Series A redeemable preferred stock as if such redemption had occurred on May 1, 2011 and assumes that we achieved the targets in order for the cumulative annual accretion of redemption value to be forgiven, resulting in an effective redemption value of $10.7 million and a reclassification of the cumulative annual accretion of redemption value to additional paid-in capital within stockholders’ equity. See Note 6, “Common and Preferred Stock,” in our consolidated financial statements and Note 4, “Common and Preferred Stock,” in our condensed consolidated statements of operations.

(3)

Because the Class B redeemable common stock is subject to redemption at the option of the holder from and after December 15, 2011 at a redemption price equal to the aggregate fair value of the shares being redeemed, the Class B redeemable common stock is classified on our consolidated balance sheets and condensed consolidated balance sheets as temporary equity, rather than stockholders’ equity, with adjustments to its fair value made at each reporting date. The increase in total stockholders’ deficit from January 28, 2007 to May 1, 2011 reflects the increase in accumulated deficit that results from this classification of our Class B redeemable common stock. Our outstanding shares of Class B redeemable common stock will be automatically converted into an equivalent number of shares of our Class A Common stock upon the consummation of this offering. Pro forma Class B redeemable common stock at May 1, 2011 gives effect to the automatic conversion of the Class B redeemable common stock into Class A common stock, the corresponding reclassification of temporary equity into additional paid-in capital within stockholders’ equity, and the reclassification of all of our Class A common stock into common stock as if such events had occurred on May 1, 2011. See Note 6, “Common and Preferred Stock,” and Note 7, “Fair Value Measurements,” in our consolidated financial statements and Note 4, “Common and Preferred Stock,” in our condensed consolidated financial statements.

(4)	Pro forma total stockholders’ equity at May 1, 2011 gives effect to the receipt of proceeds from this offering sufficient to redeem the Series A redeemable preferred stock, the redemption of the Series A redeemable preferred stock, the conversion of the Class B redeemable common stock into Class A common stock, the reclassification of the aggregate fair value of the Class B redeemable common stock from temporary equity into additional paid-in capital within stockholders’ equity, the reclassification of the cumulative annual accretion of redemption value to additional paid-in capital within stockholders’ equity and the resulting change from total stockholders’ deficit to total stockholders’ equity, all as described in notes (1) and (2) above, as if such events had occurred on May 1, 2011. See Note 6, “Common and Preferred Stock,” in our consolidated financial statements and Note 4, “Common and Preferred Stock,” in our condensed consolidated financial statements.

(5)	Comparable store sales include company-owned stores that have been open for at least 15 full fiscal months. Comparability is typically achieved 12 months after the initial three-month period from opening during which new stores typically experience higher-than-average sales volumes. The manner in which we calculate comparable store sales may be different from how other specialty retailers calculate comparable or “same store” sales. Accordingly, data regarding our comparable store sales may not be comparable to similarly titled data made available from other retailers.

(6)	Average net sales per comparable store is calculated by dividing total sales per period for stores open 15 full fiscal months or more as of the beginning of each respective period by the total number of such stores. This methodology excludes the effects of the initial three-month period of higher-than-average sales volumes.

(7)	Sales per gross square foot is calculated by dividing total net sales for all stores, comparable and non-comparable, by the average gross square footage for the period. Average gross square footage for the period is calculated by dividing the sum of the total gross square footage at the beginning and at the end of each period by two.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with “Selected Consolidated Financial and Other Data,” and the consolidated financial statements and related notes included elsewhere in this prospectus. The statements in this discussion regarding expectations of our future performance, liquidity and capital resources and other non-historical statements are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Risk Factors” and “Forward-Looking Statements.” Our actual results may differ materially from those contained in or implied by any forward-looking statements.

We operate on a fiscal calendar widely used in the retail industry that results in a given fiscal year consisting of a 52- or 53-week period ending on the Sunday closest to January 31 of the following year. For example, references to “fiscal 2010” refer to the fiscal year ended January 30, 2011. Fiscal 2008, fiscal 2009 and fiscal 2010 each consist of 52-week periods.

Overview

Teavana is a rapidly growing specialty retailer offering more than 100 varieties of premium loose-leaf teas, authentic artisanal teawares and other tea-related merchandise. We believe we are one of the world’s largest branded, multi-channel specialty tea retailers. We offer our products through 161 company-owned stores in 35 states and 19 franchised stores primarily in Mexico, as well as through our website, www.teavana.com.

Teavana was founded in 1997 by our Chairman and Chief Executive Officer, Andrew Mack, and his wife, Nancy Mack, who were inspired by their international travels and passion for tea. In 2004 we partnered with Parallel Investment Partners to obtain equity capital, strategic advice and other resources to support our accelerated growth plans. With our business momentum and expanded resources we were able to attract an experienced senior management team that has led our growth to date and has set the foundation to execute our growth strategy going forward.

We have experienced rapid sales and profit growth during the last five years. We increased our sales from $33.8 million in fiscal 2006 to $124.7 million in fiscal 2010, representing a 38.6% compound annual growth rate. Over that same period, we more than tripled our store base from 47 stores to 146 stores. In fiscal 2010, our sales grew 38.2% over fiscal 2009, while our comparable store sales increased 8.7%. Our net income was $12.0 million in fiscal 2010, representing a 126.9% growth rate over fiscal 2009. In fiscal 2010, our stores averaged sales per gross square foot of approximately $1,000, which we believe is higher than most specialty retail stores in the United States based upon publicly available information.

We intend to continue our profitable growth in the future. We believe there is a significant opportunity to expand our store base in the United States from 161 locations to at least 500 stores, having already identified the malls, lifestyle centers and other high-sales-volume retail venues that are suitable locations in which to open Teavana stores. As of May 1, 2011, we have executed lease agreements for the opening of 41 stores in fiscal 2011 and three stores in fiscal 2012. We have not executed lease agreements for the remaining store locations we need to reach our expansion target of at least 500 stores. We plan to open approximately 50 stores in fiscal 2011 (including 15 stores opened in the first quarter), 60 stores in fiscal 2012 and to expand to 500 stores by 2015. We expect to continue to drive our comparable store sales by increasing the size and frequency of purchases by our existing customers and attracting new customers. We intend to expand our online presence, which we believe is an extension of our brand and retail stores that allows us to reach new and existing customers and build brand awareness in locations where we currently do not have stores. We expect to increase our operating margins through the continuation of our sales mix shift away from tea-related merchandise towards higher margin loose-leaf teas that our stores generally experience as they mature. We also intend to leverage our corporate and other fixed costs and capture gross margin benefits from our growing scale with suppliers. Finally, given the worldwide popularity of tea, we will selectively pursue international expansion, which we believe represents a compelling opportunity for additional growth over the long term.

We have a proven and highly profitable store model that has produced consistent financial results and returns. We seek to open stores in locations that reinforce the premium image of our brand by targeting high traffic locations within malls, lifestyle centers and other high-sales-volume retail venues. All of our stores were profitable in fiscal 2010 and new stores have historically averaged a payback period of less than one and a half years. Our current store base is balanced across all four regions of the country, with each region producing results in line with the company average. As we continue to expand our store base, we will target an increasing number of shopping malls with lower average sales per square foot than the malls in which we currently are located. As a result, our new store model anticipates a target store size of 900 to 1,000 square feet that achieves annual sales of $600,000 to $700,000 in the first year of operation, which is below the historical average for our new stores. Our new store model also assumes an average new store investment of approximately $200,000 to $250,000. Our new store investment includes our store buildout (net of tenant allowances), inventory and cash pre-opening costs. We anticipate our new store investment under our new store model will be lower than our historical average for new stores given that our average buildout cost per new store has decreased and our average tenant allowance per new store has increased in recent years. We target an average payback period of approximately 18 months on our new store investment.

Given that we forecast the number of stores that we open each year to become a smaller percentage of our existing store base, first-year sales to be lower than we have historically experienced, and comparable store sales to grow at less than historical rates, we anticipate that our future sales growth will be at less than historical levels. Similarly, although we expect our operating margins and our leverage of corporate and other fixed costs to increase in the future, we anticipate that our profit margins will grow at less than our historical growth rate given that we have recently completed initiatives, such as shifting our supply chain from wholesalers to direct sourcing, that have driven significant margin gains that have already largely been realized.

Our planned store expansion will place increased demands on our operational, managerial, administrative and other resources. Managing our growth effectively will require us to continue to enhance our store management systems, financial and management controls and information systems and to hire, train and retain store management and store support center personnel.

We have recently invested capital to continue building the infrastructure necessary to support our future growth, and we expect to incur additional capital expenditures related to expansion of our infrastructure in future periods. In fiscal 2010, we relocated and significantly expanded our store support center. We have identified the need to expand our distribution center in order to support our near-term growth. We have signed commitments to expand our distribution center, for a modest capital outlay, in three separate phases during fiscal 2011 and fiscal 2012 to support our planned growth through the first quarter of fiscal 2013. We have considerable experience expanding our distribution center, having completed similar expansions successfully in fiscal 2009 and fiscal 2010. Further, we have commissioned a study to assess our long-term distribution needs and determine the most efficient strategy to satisfy those needs, which could include the addition of a second distribution center in another region of the United States. The timing and amount of investments in our infrastructure could affect the comparability of our results of operations in future periods.

How We Assess the Performance of Our Business

In assessing the performance of our business and our progress against our growth strategy, we consider a variety of performance and financial measures. The key measures that we utilize to evaluate the performance of our business and the execution of our strategy are set forth below:

Net Sales

Net sales constitute gross sales net of any returns and discounts. Net sales consist of sales from comparable stores and non-comparable stores, and other sales.

The specialty retail industry is cyclical, and consequently our net sales are affected by general economic conditions. Purchases of premium loose-leaf tea and tea-related merchandise can be impacted by a number of factors that influence the levels of consumer spending, including economic conditions and the level of disposable consumer income, consumer debt, interest rates and consumer confidence.

Our business is also seasonal and as a result, our net sales fluctuate from quarter to quarter. Net sales are traditionally highest in the fourth fiscal quarter, which includes the holiday sales period due to holiday purchases from Thanksgiving through the end of December, and tend to be lowest in the second and third fiscal quarters.

Comparable store sales. Comparable store sales include net sales from all stores that have been open for at least 15 full fiscal months, as in our experience our new stores generally open with higher than average sales volumes in the initial months following their opening. This trend usually extends for a period of at least three months, and comparability is typically achieved 12 months after the initial three-month period from the date of opening. There may be variations in the way in which certain other specialty retailers calculate comparable or “same store” sales. As a result, data in this prospectus regarding our comparable store sales may not be comparable to similarly titled data made available from other retailers.

Measuring the change in year-over-year comparable store sales allows us to evaluate how our store base is performing. Various factors affect comparable store sales, including:

•	consumer preference, buying and economic trends;

•	our ability to anticipate and respond effectively to consumer preference, buying and economic trends;

•	our ability to provide a product offering that generates new and repeat visits to our stores;

•	the customer experience we provide in our stores;

•	the level of traffic near our locations in the shopping malls and centers in which we operate;

•	the number of customer transactions and the average ticket in our stores;

•	the pricing of our teas and tea-related merchandise;

•	the length of time of individual store operations;

•	our ability to obtain and distribute products efficiently;

•	our opening of new stores in the vicinity of our existing stores; and

•	the opening or closing of competitor stores in the vicinity of our stores.

Adverse economic conditions in fiscal 2008 and the beginning of fiscal 2009 resulted in slightly lower comparable store sales growth than in prior periods due to decreased levels of consumer spending, disposable income and confidence. The reduced growth in comparable store sales in fiscal 2008 and fiscal 2009 was offset by our growth in non-comparable store sales resulting in total sales growth in fiscal 2008 and fiscal 2009 consistent with prior years. Improved economic conditions in fiscal 2010 helped drive an increase in our comparable store sales growth in fiscal 2010. We do not anticipate economic conditions in the immediate future to have a significant impact, positively or negatively, on our growth.

Non-comparable store sales. Non-comparable store sales include sales from stores not included in comparable store sales. As we pursue our growth strategy, we expect that a significant percentage of our net sales increase will continue to come from non-comparable store sales. Accordingly, non-comparable store sales is an additional key measure we use to assess the success of our growth strategy.

Other sales. Other sales include sales through our website at www.teavana.com, sales related to our franchised operations, gift card breakage revenue and, through the end of fiscal 2010, wholesale and e-commerce sales of teas and merchandise under the brand name SpecialTeas (we ceased selling under the SpecialTeas brand name on January 30, 2011). Sales related to our franchised operations consist of: initial franchise fees received in connection with newly franchised stores which are recognized as revenue when the obligations under the related franchise agreement are met; continuing royalty fees; wholesale sales of our teas and tea-related merchandise to franchise stores; and recognition of deferred revenue related to the initial development fee paid at inception by our Mexican partner.

Gross Profit

Gross profit is equal to our net sales minus our cost of goods sold. Gross margin is gross profit as a percentage of our net sales. Cost of goods sold includes the direct costs of our products, freight and shipping costs, distribution center costs and occupancy costs for stores in operation. The components of cost of goods sold may not be comparable to those of other retailers.

Our cost of goods sold is substantially higher in higher-volume quarters because cost of goods sold generally increases as net sales increases. Changes in the product mix of sales, such as shifts in the proportion of tea to merchandise sales, may also impact our overall gross margin. As our stores mature they have historically experienced a sales mix shift away from tea-related merchandise towards higher margin loose-leaf teas, increasing overall gross margins. In general, this trend is the result of the evolution in our customers’ buying patterns as they graduate from purchases with a greater focus on merchandise with which to prepare and enjoy tea towards transactions centered more on replenishing their favorite teas and experimenting with new blends.

Selling, General and Administrative Expense

Selling, general and administrative expense consists primarily of store operating expenses, store pre-opening expenses and other administrative expenses. Store operating expenses are generally the largest component of selling, general and administrative expense and consist of all store expenses other than occupancy-related costs (which are included in cost of goods sold). Store pre-opening costs are expensed as incurred and represent the costs at a store prior to its opening date including occupancy, payroll and other operating costs. Other administrative expenses include professional fees, travel costs, occupancy and payroll costs (both cash and stock-based) for our store support center and other administrative expenses.

Selling, general and administrative expense typically does not vary proportionally with net sales to the same degree as our cost of goods sold. Accordingly, this expense as a percentage of sales is usually higher in lower-volume quarters and lower in higher-volume quarters. We expect that our selling, general and administrative expense will increase in future periods as we selectively add to our corporate and store support functions to support continuing growth and, to a lesser extent, to cover additional legal, accounting, insurance and other regulatory costs as a result of being a public company. The components of selling, general and administrative expense may not be comparable to those of other retailers.

Depreciation and Amortization Expense

Depreciation and amortization expense consists primarily of depreciation of our leasehold improvements and equipment and to a lesser extent, amortization of our finite-lived assets. We expect that depreciation expense will continue to increase as we open more stores.

Results of Operations

The following tables summarize key components of our results of operations for the periods indicated:

	Fiscal Year Ended			Thirteen Weeks Ended
	February 1, 2009	January 31, 2010	January 30, 2011	May 2, 2010	May 1, 2011
				(unaudited)
	(dollars in thousands, except store data)
Consolidated Statement of Operations Data:
Net sales	$63,861	$90,262	$124,701	$25,773	$34,939
Cost of goods sold (exclusive of depreciation shown separately below)	27,193	36,435	46,275	10,021	12,451

Gross profit	36,668	53,827	78,426	15,752	22,488
Selling, general and administrative expense	29,242	38,142	50,571	10,800	14,758
Depreciation and amortization expense	2,666	3,489	4,361	973	1,274

Income from operations	4,760	12,196	23,494	3,979	6,456
Interest expense, net	2,061	2,435	2,585	623	689

Income before income taxes	2,699	9,761	20,909	3,356	5,767
Provision for income taxes	1,502	4,470	8,906	1,429	2,444

Net income	$1,197	$5,291	$12,003	$1,927	$3,323

Percentage of Net Sales:
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	42.6%	40.4%	37.1%	38.9%	35.6%

Gross profit	57.4%	59.6%	62.9%	61.1%	64.4%
Selling, general and administrative expense	45.7%	42.2%	40.6%	41.9%	42.2%
Depreciation and amortization expense	4.2%	3.9%	3.5%	3.8%	3.7%

Income from operations	7.5%	13.5%	18.8%	15.4%	18.5%
Interest expense, net	3.2%	2.7%	2.1%	2.4%	2.0%

Income before income taxes	4.3%	10.8%	16.8%	13.0%	16.5%
Provision for income taxes	2.4%	4.9%	7.1%	5.5%	7.0%

Net income	1.9%	5.9%	9.6%	7.5%	9.5%

Store Data (unaudited):
Number of stores at end of period	87	108	146	118	161
Comparable store sales growth for period (1)	3.0%	6.9%	8.7%	15.7%	6.0%
Average net sales per comparable store (in thousands) (2)	$783	$808	$862	$208	$213
Gross square footage at end of period (in thousands)	77	95	130	105	145
Sales per gross square foot (3)	$866	$935	$994	$228	$231

(1)	Comparable store sales include company-owned stores that have been open for at least 15 full fiscal months. Comparability is typically achieved 12 months after the initial three-month period from opening during which new stores typically experience higher-than-average sales volumes.
(2)	Average net sales per comparable store is calculated by dividing total sales per period for stores open 15 full fiscal months or more as of the beginning of each respective period by the total number of such stores. This methodology excludes the effects of the initial three-month period of higher-than-average sales volumes.
(3)	Sales per gross square foot is calculated by dividing total net sales for all stores, comparable and non-comparable, by the average gross square footage for the period. Average gross square footage for the period is calculated by dividing the sum of the total gross square footage at the beginning and at the end of each period by two.

The approximate percentages of net sales derived from our product categories was as follows:

	Fiscal Year Ended			Thirteen Weeks Ended
	February 1, 2009	January 31, 2010	January 30, 2011	May 2, 2010	May 1, 2011
Product Categories (unaudited):
Tea	51%	54%	56%	59%	60%
Merchandise	44%	42%	40%	36%	36%
Beverage	5%	4%	4%	5%	4%

	100%	100%	100%	100%	100%

Thirteen Weeks Ended May 1, 2011 Compared to Thirteen Weeks Ended May 2, 2010

Net Sales

Net sales increased by 35.6%, or $9.2 million, to $34.9 million in the thirteen weeks ended May 1, 2011 from $25.7 million in the thirteen weeks ended May 2, 2010, resulting from $7.6 million in non-comparable store sales, a $1.3 million increase in comparable store sales and a $0.3 million increase in other sales.

Non-comparable store sales were $7.6 million in the thirteen weeks ended May 1, 2011 due to sales from 53 stores that were not open as of January 30, 2011 and therefore had not yet become comparable stores in the thirteen weeks ended May 2, 2010. There were 53 non-comparable stores as of May 1, 2011 compared to 33 as of May 2, 2010.

Comparable store sales increased by 6.0%, or $1.3 million, in the thirteen weeks ended May 1, 2011 due to a 7.7% increase in the average transaction size at our comparable stores partially offset by a 1.7% decrease in the number of transactions driven partially by our continued de-emphasis of the beverage product category. Transaction size at our comparable stores increased to $37 in the thirteen weeks ended May 1, 2011 from $34 in the thirteen weeks ended May 2, 2010. There were 108 comparable stores open as of May 1, 2011 compared to 85 as of May 2, 2010.

Other sales increased by $0.3 million in the thirteen weeks ended May 1, 2011 due primarily to an increase of $0.9 million in e-commerce sales partially offset by a decrease of $0.6 million in other sales driven by the elimination of the SpecialTeas brand at the end of fiscal 2010.

Gross Profit

Gross profit increased by 42.8%, or $6.7 million, to $22.5 million in the thirteen weeks ended May 1, 2011 from $15.8 million in the thirteen weeks ended May 2, 2010. Gross margin increased to 64.4% in the thirteen weeks ended May 1, 2011 from 61.1% in the thirteen weeks ended May 2, 2010, due to an increase in product margins primarily in our merchandise category, as well as to the sales mix shift from merchandise towards higher-margin tea that our stores generally experience as they mature.

Selling, General and Administrative Expense

Selling, general and administrative expense increased by 36.6%, or $4.0 million, to $14.8 million in the thirteen weeks ended May 1, 2011 from $10.8 million in the thirteen weeks ended May 2, 2010. As a percentage of net sales, selling, general and administrative expense increased to 42.2% in the thirteen weeks ended May 1, 2011 from 41.9% in the thirteen weeks ended May 2, 2010.

Store operating expenses increased by 39.3%, or $2.9 million, in the thirteen weeks ended May 1, 2011 due primarily to the operation of 161 stores as of this date as compared to the operation of 118 stores as of May 2, 2010. As a percentage of net sales, store operating expenses increased to 28.8% in the thirteen weeks ended May 1, 2011 from 28.0% in the thirteen weeks ended May 2, 2010 due primarily to net sales from stores comprising a larger percentage of our total net sales driven by the elimination of the SpecialTeas brand at the end of fiscal 2010. Store operating expenses as a percentage of net sales from stores remained relatively flat in the thirteen weeks ended May 1, 2011 compared to the thirteen weeks ended May 2, 2010.

Store pre-opening expenses increased by 39.1%, or $0.2 million, in the thirteen weeks ended May 1, 2011 due primarily to the timing of the opening of 15 new stores in the thirteen weeks ended May 1, 2011 compared to the timing of opening 10 new stores in the thirteen weeks ended May 2, 2010. As a percentage of net sales, store pre-opening expenses increased to 2.0% in the thirteen weeks ended May 1, 2011 from 1.9% in the thirteen weeks ended May 2, 2010.

Other administrative expenses increased by 30.0%, or $0.9 million, in the thirteen weeks ended May 1, 2011 due primarily to the increased cost to support 161 stores in this period compared to 118 stores in the thirteen weeks ended May 2, 2010, including an increase in occupancy expense attributable to the relocation and expansion of our store support center in the third and fourth fiscal quarters of 2010. As a percentage of net sales, other administrative expenses decreased to 11.5% in the thirteen weeks ended May 1, 2011 from 12.0% in the thirteen weeks ended May 2, 2010.

Depreciation and Amortization Expense

Depreciation and amortization expense increased by 30.9%, or $0.3 million, to $1.3 million in the thirteen weeks ended May 1, 2011 from $1.0 million in the thirteen weeks ended May 2, 2010 due primarily to capital expenditures of $15.3 million incurred in the fifty-two weeks ended May 1, 2011 to build new stores and, to a lesser extent, for leasehold improvements at our new store support center. As a percentage of net sales, depreciation and amortization expense decreased to 3.7% in the thirteen weeks ended May 1, 2011 from 3.8% in the thirteen weeks ended May 2, 2010.

Interest Expense, Net

Interest expense, net increased by 10.6%, or $0.1 million, to $0.7 million in the thirteen weeks ended May 1, 2011 from $0.6 million in the thirteen weeks ended May 2, 2010 due primarily to an increase in accretion of our Series A redeemable preferred stock. The Series A redeemable preferred stock will be redeemed upon the consummation of this offering. Interest incurred from our revolving credit facility remained relatively flat period over period.

Provision for Income Taxes

Our provision for income taxes increased by 71.0%, or $1.0 million, to $2.4 million in the thirteen weeks ended May 1, 2011 from $1.4 million in the thirteen weeks ended May 2, 2010. The increase in our provision for income taxes was due primarily to an increase of $2.4 million in our income before income taxes. Our effective tax rates were 42.4% and 42.6% for the thirteen weeks ended May 1, 2011 and May 2, 2010, respectively. Our effective tax rate decreased slightly due primarily to non-deductible accretion related to our Series A redeemable preferred stock representing a lower percentage of our income before income taxes in the thirteen weeks ended May 1, 2011 as compared to the thirteen weeks ended May 2, 2010. The Series A redeemable preferred stock will be redeemed upon the consummation of this offering and will not impact our effective tax rate subsequent to this offering.

Net Income

As a result of the foregoing, net income increased by 72.4%, or $1.4 million, to $3.3 million in the thirteen weeks ended May 1, 2011 from $1.9 million in the thirteen weeks ended May 2, 2010. Net income as a percentage of net sales increased to 9.5% in the thirteen weeks ended May 1, 2011 from 7.5% in the thirteen weeks ended May 2, 2010.

Fiscal 2010 Compared to Fiscal 2009

Net Sales

Net sales increased by 38.2%, or $34.4 million, to $124.7 million in fiscal 2010 from $90.3 million in fiscal 2009, resulting from $24.8 million in non-comparable store sales, a $6.5 million increase in comparable store sales and a $3.1 million increase in other sales.

Non-comparable store sales were $24.8 million in fiscal 2010 due to sales from 38 new stores that were not open in fiscal 2009 and sales from three stores that were opened in the last three fiscal months of fiscal 2009 and therefore had not yet become comparable stores in fiscal 2010. There were 41 non-comparable stores as of January 30, 2011 compared to 31 as of January 31, 2010.

Comparable store sales increased by 8.7%, or $6.5 million, in fiscal 2010 due to an 8.1% increase in the average transaction size at our comparable stores and a 0.6% increase in the number of transactions. Transaction size at our comparable stores increased to $36 in fiscal 2010 from $33 in fiscal 2009. There were 105 comparable stores open as of January 30, 2011 compared to 77 as of January 31, 2010.

Other sales increased by $3.1 million due primarily to an increase of $2.6 million in e-commerce sales and to a lesser extent, increases in sales to and royalties from franchisees and revenue from gift-card breakage.

The increase in the tea category as a percentage of net sales and the corresponding decrease in the merchandise category in fiscal 2010 were due primarily to the sales mix shift towards tea that our stores generally experience as they mature.

Gross Profit

Gross profit increased by 45.7%, or $24.6 million, to $78.4 million in fiscal 2010 from $53.8 million in fiscal 2009. Gross margin increased to 62.9% in fiscal 2010 from 59.6% in fiscal 2009, due primarily to the sales mix shift from merchandise towards higher-margin tea that our stores generally experience as they mature. The improvement in gross margin was also driven by an increase in product margins primarily in our merchandise category, as well as a reduction of our store occupancy costs as a percentage of net sales.

Selling, General and Administrative Expense

Selling, general and administrative expense increased by 32.6%, or $12.4 million, to $50.6 million in fiscal 2010 from $38.1 million in fiscal 2009. As a percentage of net sales, selling, general and administrative expense decreased to 40.6% in fiscal 2010 from 42.2% in fiscal 2009.

Store operating expenses increased by 32.9%, or $8.4 million, in fiscal 2010 due primarily to the operation of 146 stores as of January 30, 2011 compared to the operation of 108 stores as of January 31, 2010. As a percentage of net sales, store operating expenses decreased to 27.3% in fiscal 2010 from 28.3% in fiscal 2009.

Store pre-opening expenses increased by 96.0%, or $0.8 million, in fiscal 2010 due primarily to the timing of the opening of 38 new stores in fiscal 2010 compared to the timing of the opening of 21 new stores in fiscal 2009. As a percentage of net sales, store pre-opening expenses increased to 1.3% in fiscal 2010 from 0.9% in fiscal 2009.

Other administrative expenses increased by 27.3%, or $3.2 million, in fiscal 2010 due primarily to the increased cost to support 146 stores in fiscal 2010 compared to 108 stores in fiscal 2009, including an increase in occupancy expense attributable to the relocation and expansion of our store support center in fiscal 2010. As a percentage of net sales, other administrative expenses decreased to 12.0% in fiscal 2010 from 13.0% in fiscal 2009.

Depreciation and Amortization Expense

Depreciation and amortization expense increased by 25.0%, or $0.9 million, to $4.4 million in fiscal 2010 from $3.5 million in fiscal 2009. The increase in depreciation and amortization expense was due primarily to capital expenditures of $12.6 million incurred in fiscal 2010 to build new stores and, to a lesser extent, for leasehold improvements at our new store support center. As a percentage of net sales, depreciation and amortization expense decreased to 3.5% in fiscal 2010 from 3.9% in fiscal 2009.

Interest Expense, Net

Interest expense, net increased by 6.2%, or $0.2 million, to $2.6 million in fiscal 2010 from $2.4 million in fiscal 2009 due primarily to an increase of approximately $0.4 million in accretion from our Series A redeemable preferred stock, partially offset by a decrease in interest expense of approximately $0.2 million on our revolving credit facility due to a lower average balance of borrowings throughout fiscal 2010. The Series A redeemable preferred stock will be redeemed upon the consummation of this offering.

Provision for Income Taxes

Our provision for income taxes increased by 99.2%, or $4.4 million, to $8.9 million in fiscal 2010 from $4.5 million in fiscal 2009. The increase in our provision for income taxes was due primarily to the $11.1 million increase in our income before income taxes. Our effective tax rates were 42.6% and 45.8% for fiscal 2010 and fiscal 2009, respectively. Our effective tax rate decreased due primarily to non-deductible accretion related to our Series A redeemable preferred stock representing a lower percentage of our income before income taxes in fiscal 2010 than in fiscal 2009. The Series A redeemable preferred stock will be redeemed upon the consummation of this offering and will not impact our effective tax rate subsequent to this offering.

Net Income

As a result of the foregoing, net income increased by 126.9%, or $6.7 million, to $12.0 million in fiscal 2010 from $5.3 million in fiscal 2009. Net income as a percentage of net sales increased to 9.6% in fiscal 2010 from 5.9% in fiscal 2009.

Fiscal 2009 Compared to Fiscal 2008

Net Sales

Net sales increased by 41.3%, or $26.4 million, to $90.3 million in fiscal 2009 from $63.9 million in fiscal 2008, resulting from $20.4 million in non-comparable store sales, a $3.5 million increase in comparable store sales and a $2.5 million increase in other sales.

Non-comparable store sales were $20.4 million in fiscal 2009 due to sales from 21 new stores that were not open in fiscal 2008 and sales from ten stores that were opened in the last three months of fiscal 2008 and therefore had not yet become comparable stores in fiscal 2009. There were 31 non-comparable stores open as of January 31, 2010 compared to 34 as of February 1, 2009.

Comparable store sales increased by 6.9%, or $3.5 million, in fiscal 2009 due primarily to a 13.2% increase in the average transaction size at our comparable stores, partially offset by a 6.3% decrease in the number of transactions. Transaction size at our comparable stores increased to $32 in fiscal 2009 compared to $29 in fiscal 2008. The number of transactions decreased primarily due to our continued de-emphasis of the beverage product category. There were 77 comparable stores open as of January 31, 2010 compared to 53 as of February 1, 2009.

Other sales increased by $2.5 million due primarily to an increase of $2.2 million in e-commerce sales and, to a lesser extent, increases in sales to and royalties from franchisees.

The increase in the tea category as a percentage of net sales and the corresponding decrease in the merchandise category in fiscal 2009 were due primarily to the sales mix shift towards tea that our stores generally experience as they mature.

Gross Profit

Gross profit increased by 46.8%, or $17.2 million, to $53.8 million in fiscal 2009 from $36.7 million in fiscal 2008. Gross margin increased to 59.6% in fiscal 2009 from 57.4% in fiscal 2008, due primarily to the sales mix shift from merchandise towards higher-margin tea that our stores generally experience as they mature. The improvement in gross margin was also driven by an increase in product margins primarily in our merchandise category.

Selling, General and Administrative Expense

Selling, general and administrative expense increased by 30.4%, or $8.9 million, to $38.1 million in fiscal 2009 from $29.2 million in fiscal 2008. As a percentage of net sales, selling, general and administrative expense decreased to 42.2% in fiscal 2009 from 45.7% in fiscal 2008.

Store operating expenses increased by 36.6%, or $6.8 million, in fiscal 2009 due primarily to the operation of 108 stores as of January 31, 2010 compared to the operation of 87 stores as of February 1, 2009. As a percentage of net sales, store operating expenses decreased to 28.3% in fiscal 2009 from 29.3% in fiscal 2008.

Store pre-opening expenses decreased by 24.9%, or $0.3 million, in fiscal 2009 due primarily to the timing of the opening of 21 new stores in fiscal 2009 compared to the timing of the opening of 28 new stores in fiscal 2008. As a percentage of net sales, store pre-opening expenses decreased to 0.9% in fiscal 2009 from 1.8% in fiscal 2008.

Other administrative expenses increased by 24.9%, or $2.4 million, in fiscal 2009 due primarily to the increased cost to support 108 stores in fiscal 2009 compared to 87 stores in fiscal 2008. As a percentage of net sales, other administrative expenses decreased to 13.0% in fiscal 2009 from 14.7% in fiscal 2008.

Depreciation and Amortization Expense

Depreciation and amortization expense increased by 30.9%, or $0.8 million, to $3.5 million in fiscal 2009 from $2.7 million in fiscal 2008. The increase in depreciation and amortization expense was due primarily to capital expenditures of $6.6 million incurred in fiscal 2009 to build new stores. As a percentage of net sales, depreciation and amortization expense decreased to 3.9% in fiscal 2009 from 4.2% in fiscal 2008.

Interest Expense, Net

Interest expense, net increased by 18.2%, or $0.3 million, to $2.4 million in fiscal 2009 from $2.1 million in fiscal 2008 due primarily to a $0.3 million increase in accretion related to our Series A redeemable preferred stock. The Series A redeemable preferred stock will be redeemed upon the consummation of this offering.

Provision for Income Taxes

Our provision for income taxes increased by 197.6%, or $3.0 million, to $4.5 million in fiscal 2009 from $1.5 million in fiscal 2008. The increase in our provision for income taxes was due primarily to the $7.1 million increase in our income before income taxes. Our effective tax rates were 45.8% and 55.7% for fiscal 2009 and fiscal 2008, respectively. Our effective tax rate decreased due primarily to non-deductible accretion related to our Series A redeemable preferred stock representing a lower percentage of our income before income taxes in fiscal 2009 than in fiscal 2008. The Series A redeemable preferred stock will be redeemed upon the consummation of this offering and will not impact our effective tax rate subsequent to this offering.

Net Income

As a result of the foregoing, net income increased by $4.1 million to $5.3 million in fiscal 2009 from $1.2 million in fiscal 2008. Net income as a percentage of net sales increased to 5.9% in fiscal 2009 from 1.9% in fiscal 2008.

Selected Quarterly and Other Financial Data

The following table sets forth selected unaudited consolidated quarterly data for each of the four quarters in fiscal 2009 and 2010, respectively, and the thirteen weeks ended May 1, 2011. In our opinion, the following selected unaudited consolidated quarterly statements of operations data have been prepared on the same basis as the audited consolidated financial statements included in this prospectus and reflect all necessary adjustments, consisting only of normal recurring adjustments, necessary for fair presentation of these data. You should read this information together with our consolidated financial statements and related notes appearing elsewhere in this prospectus. Operating results for any fiscal quarter are not necessarily indicative of results for the full year. Historical results are not necessarily indicative of results to be expected for future periods.

	Fiscal 2009				Fiscal 2010				Fiscal 2011
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter
	(unaudited) (dollars in thousands, except store data)
Net sales	$17,990	$17,261	$18,693	$36,318	$25,773	$22,982	$24,746	$51,200	$34,939
Gross profit	10,417	9,818	10,648	22,944	15,752	13,526	14,509	34,639	22,488
Income from operations	1,056	383	635	10,122	3,979	1,657	1,278	16,580	6,456
Net income (loss)	$252	$(123)	$(13)	$5,175	$1,927	$579	$340	$9,157	$3,323

Percentage of net sales:
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Gross profit	57.9%	56.9%	57.0%	63.2%	61.1%	58.9%	58.6%	67.7%	64.4%
Income from operations	5.9%	2.2%	3.4%	27.9%	15.4%	7.2%	5.2%	32.4%	18.5%
Net income (loss)	1.4%	(0.7%)	(0.1%)	14.2%	7.5%	2.5%	1.4%	17.9%	9.5%

Selected store data:
Number of stores at end of period	92	101	107	108	118	128	141	146	161
Comparable store sales growth for period (1)	1.4%	5.5%	10.7%	8.7%	15.7%	6.9%	5.9%	7.5%	6.0%

(1)	Comparable store sales include company-owned stores that have been open for at least 15 full fiscal months. Comparability is typically achieved 12 months after the initial three-month period from opening during which new stores generally experience higher-than-average sales volumes.

Liquidity and Capital Resources

Our primary sources of liquidity are cash flows from operations and borrowings under our amended revolving credit facility. Our primary cash needs are for capital expenditures and working capital.

Capital expenditures typically vary depending on the timing of new store openings and infrastructure-related investments. During fiscal 2011, we plan to spend approximately $16.4 million on capital expenditures. We expect to devote approximately 80% of our capital expenditure budget to construct and open 50 new stores and renovate a small number of existing stores approaching the end of their lease terms, with the remainder projected to be spent on expansion of our distribution center and continued investment in our information technology systems.

Our primary working capital requirements are for the purchase of store inventory and payment of payroll, rent and other store operating costs. Our working capital requirements fluctuate during the year, rising in the second and third fiscal quarters as we take title to increasing quantities of inventory in anticipation of our peak shopping season in the fourth fiscal quarter. Fluctuations in working capital are also driven by the timing of new store openings.

Historically we have funded our capital expenditures and working capital requirements during the fiscal year with borrowings under our revolving credit facility, which we have typically paid down at the end of the fiscal year with cash generated during our peak selling season in the fourth quarter. Our utilization of our revolving credit facility, and therefore the amount of indebtedness outstanding under it, has tended to be highest in the beginning of the fourth quarter of each fiscal year.

While adverse economic conditions in fiscal 2008 and fiscal 2009 impacted our comparable store sales growth, these conditions did not materially affect our liquidity or capital resources. The adverse economic conditions did not materially affect our liquidity or capital resources because our increased net income resulted in increased net cash provided by operating activities and we were able to access committed financing through our revolving credit facility.

We believe that our cash position, net cash provided by operating activities and availability under our amended revolving credit facility, together with the proceeds from this offering, will be adequate to finance our planned capital expenditures and working capital requirements for the foreseeable future.

Cash Flows

A summary of our cash flows from operating, investing and financing activities is presented in the following table:

	Fiscal Year Ended			Thirteen Weeks Ended
	February 1, 2009	January 31, 2010	January 30, 2011	May 2, 2010	May 1, 2011
				(unaudited)
	(dollars in thousands)
Cash flows provided by (used in):
Operating activities	$4,951	$11,071	$19,397	$(329)	$1,142
Investing activities	(8,798)	(6,640)	(12,560)	(2,346)	(5,056)
Financing activities	4,254	(4,285)	(250)	2,512	(247)

Increases (decreases) in cash and cash equivalents	$407	$146	$6,587	$(163)	$(4,161)

Operating Activities

Cash flows from operating activities consist primarily of net income adjusted for non-cash items, including depreciation and amortization expense, non-cash interest expense, stock-based compensation expense, deferred taxes and the effect of working capital changes.

	Fiscal Year Ended			Thirteen Weeks Ended
	February 1, 2009	January 31, 2010	January 30, 2011	May 2, 2010	May 1, 2011
				(unaudited)
	(dollars in thousands)
Cash flows from operating activities:
Net income	$1,197	$5,291	$12,003	$1,927	$3,323
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	2,666	3,489	4,361	973	1,274
Non-cash interest expense	1,709	1,925	2,279	570	633
Deferred income taxes	(610)	532	(253)	—	—
Stock-based compensation	207	169	157	34	37
Other	—	—	130	—	140
Change in working capital	(218)	(335)	720	(3,833)	(4,265)

Net cash provided by (used in) operating activities	$4,951	$11,071	$19,397	$(329)	$1,142

Net cash provided by (used in) operating activities increased by $1.5 million to $1.2 million in cash provided by operating activities in the thirteen weeks ended May 1, 2011 from $0.3 million in cash used in operating activities in the thirteen weeks ended May 2, 2010, due primarily to a $1.4 million increase in net income and, to a lesser extent, a $0.5 million increase in depreciation and amortization expense, non-cash interest expense, stock based compensation and other, partially offset by a decrease in the change in working capital of approximately $0.4 million related to increases in inventory purchases, coupled with tax payments during the thirteen weeks ended May 1, 2011.

Net cash provided by operating activities increased by $8.3 million to $19.4 million in fiscal 2010 from $11.1 million in fiscal 2009, due primarily to a $6.7 million increase in net income and, to a lesser extent, a $2.4 million increase in depreciation and amortization expense, non-cash interest expense, change in working capital and other, partially offset by a decrease of approximately $0.8 million related to deferred income taxes and stock-based compensation.

Net cash provided by operating activities increased by $6.1 million to $11.1 million in fiscal 2009 from $5.0 million in fiscal 2008, due primarily to a $4.1 million increase in net income and, to a lesser extent, a $2.2 million increase in depreciation, non-cash interest expense and deferred income taxes, partially offset by a decrease of approximately $0.2 million related to stock-based compensation and changes in working capital.

Investing Activities

Cash flows from investing activities consist primarily of capital expenditures for new and, to a lesser extent, existing stores, as well as for investments in our store support center, information technology systems and our distribution center to support our planned growth.

Capital expenditures increased by $2.7 million to $5.1 million in the thirteen weeks ended May 1, 2011 from $2.4 million in the thirteen weeks ended May 2, 2010. This increase was due primarily to the timing and number of new store build-outs. We opened 15 new stores in the thirteen weeks ended May 1, 2011 compared to 10 new stores in the thirteen weeks ended May 2, 2010.

Capital expenditures increased by $6.0 million, to $12.6 million in fiscal 2010 from $6.6 million in fiscal 2009. This increase was due primarily to the opening of 38 new stores, and to a lesser extent, to the relocation and expansion of our store support center.

Capital expenditures decreased by $2.2 million, to $6.6 million in fiscal 2009 from $8.8 million in fiscal 2008. This decrease was due primarily to the timing and number of new store build-outs, as well as cost savings in our average store build-out cost. We opened 21 new stores in fiscal 2009 compared to 28 new stores in fiscal 2008.

Financing Activities

Cash flows from financing activities consist primarily of borrowings and payments on our revolving credit facility and its related financing costs, and to a lesser extent, payments on our term loan and note payable.

	Fiscal Year Ended			Thirteen Weeks Ended
	February 1, 2009	January 31, 2010	January 30, 2011	May 2, 2010	May 1, 2011
				(unaudited)
	(dollars in thousands)
Cash flows from financing activities:
Proceeds from revolving credit facility	$50,946	$93,980	$132,239	$29,815	$35,510
Payments on revolving credit facility	(45,661)	(98,265)	(132,239)	(27,303)	(35,510)
Payment of initial public offering costs	—	—	—	—	(247)
Payments on note payable	—	—	(250)	—	—
Repayment of term loan	(625)	—	—	—	—
Cash paid for financing costs	(406)	—	—	—	—

Net cash provided by (used in) financing activities	$4,254	$(4,285)	$(250)	$2,512	$(247)

Net cash provided by (used in) financing activities decreased by $2.8 million to $0.3 million in net cash used in financing activities in the thirteen weeks ended May 1, 2011 from $2.5 million in net cash provided by financing activities in the thirteen weeks ended May 2, 2010. This decrease was due primarily to the reduction in outstanding net proceeds from our revolving credit facility of $2.5 million as of May 1, 2011, partially offset by payments related to initial public offering costs of approximately $0.3 million during the thirteen weeks ended May 1, 2011.

Net cash used in financing activities decreased by $4.0 million to $0.3 million in fiscal 2010 from $4.3 million in fiscal 2009 due primarily to reductions in net payments on our revolving credit facility of $4.3 million. This decrease in net cash used in financing activities was partially offset by the payment of a $0.3 million note payable in fiscal 2010.

Net cash provided by financing activities decreased by $8.5 million to $4.3 million in net cash used in financing activities in fiscal 2009 from $4.2 million in net cash provided by financing activities in fiscal 2008. This decrease was due primarily to the reduction in net proceeds from our revolving credit facility of $9.6 million partially offset by reduced payments in fiscal 2009 on our term loan and for financing costs related to our revolving credit facility of $1.0 million.

Revolving Credit Facility

On June 12, 2008, we entered into a loan and security agreement with Fifth Third Bank for a three-year revolving credit facility. On April 22, 2011, we entered into an amendment to the existing loan and security agreement, which extends the maturity of this facility until April 22, 2016.

Under the amended revolving credit facility, our borrowing capacity is equal to the lesser of (i) the Maximum Revolving Facility (as defined), less the undrawn face amount of any letters of credit outstanding at the time a drawdown on the revolving credit facility is made, and (ii) the Borrowing Base (as defined). The Maximum Revolving Facility is equal to (i) prior to August 1, 2011, $40.0 million, (ii) from August 1, 2011 to December 31, 2011, $50.0 million, and (iii) on and after December 31, 2011, $40.0 million. The Borrowing Base is defined as the sum of (i) 200% of Consolidated EBITDA (as defined) for the most recent trailing twelve-month period for which financial statements are available, minus (ii) the aggregate undrawn face amount of any letters of credit outstanding at the time a drawdown on the revolving credit facility is made, minus (iii) such reserves as may be established by the lender in its Permitted Discretion (as defined) but not to exceed 35% of the Borrowing Base. The credit facility includes a $5.0 million sublimit for the issuance of letters of credit.

Indebtedness incurred under the amended revolving credit facility bears interest at a rate of LIBOR (subject to a minimum level of 1.5%) plus an applicable margin of 4.50% or at a rate of the lender’s base commercial lending rate plus an applicable margin of 3.00%. The weighted-average interest rate on average outstanding borrowings under our revolving credit facility for fiscal 2010 was 3.5%. Our excess borrowing capacity was $23.6 million as of January 30, 2011, with $1.0 million outstanding under our revolving credit facility and undrawn face amounts on letters of credit of $0.4 million as of that date.

Our weighted average borrowing rate on average outstanding borrowings under our revolving credit facility for the thirteen weeks ended May 1, 2011 was 3.75%. Our excess borrowing capacity was $38.0 million as of May 1, 2011, with $1.0 million outstanding under our revolving credit facility and approximately $1.0 million in undrawn face amounts on letters of credit as of that date.

The amended loan and security agreement includes certain financial covenants. The financial covenants include the requirements to: (i) maintain a ratio of Consolidated Free Cash Flow to Consolidated Fixed Charges (as such terms are defined); (ii) maintain a ratio of Debt (as defined) to Consolidated EBITDA; (iii) limit our annual Consolidated Capital Expenditures (as defined); and (iv) limit our Consolidated Net Capital Expenditures (defined as Consolidated Capital Expenditures minus a specified amount of capital expenditures related to new-store openings determined on the basis of our Consolidated Leverage Ratio).

The amended loan and security agreement includes customary negative and affirmative covenants. The negative covenants include, among others, limitations on: indebtedness; the payment of dividends; liens; the disposition of assets; consolidations and mergers; loans and investments; transactions with affiliates; restricted payments; sale-leaseback transactions; incurrence of certain restrictions by subsidiaries; other negative pledges; and foreign assets. The affirmative covenants include, among others, the requirement to provide audited annual and unaudited monthly financial statements, quarterly and annual compliance certificates, and other financial and operating information.

Indebtedness incurred under both the amended loan and security agreement and the original loan and security agreement is collateralized by substantially all of our assets.

As of May 1, 2011, we were in compliance with the financial covenants and other covenants applicable to us under the amended loan and security agreement.

Off-Balance Sheet Arrangements

As of and for the three fiscal years ended January 30, 2011 and as of and for the thirteen weeks ended May 1, 2011, except for operating leases entered into in the normal course of business, we were not party to any material off-balance sheet arrangements that are reasonably likely to have a current or future effect on our financial condition, net sales, expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations as of January 30, 2011, and the effect such obligations are expected to have on our liquidity and cash flows in future periods.

	Payments due by Period
	Total Obligations	< 1 Year	2 - 3 Years	4 - 5 Years	Thereafter
	(dollars in thousands)
Series A redeemable preferred stock (1)	$10,683	$10,683	$—	$—	$—
Long-term debt obligations	1,000	—	—	—	1,000
Operating lease obligations (2)	111,250	12,314	25,873	26,317	46,746
Construction-related obligations	1,651	1,651	—	—	—
Purchase obligations (3)	11,510	11,510	—	—	—

Total contractual obligations	$136,094	$36,158	$25,873	$26,317	$47,746

(1)	Our Series A redeemable preferred stock is subject to mandatory redemption upon the earlier of the redemption date of December 15, 2011 or a public offering. The amounts shown above assume that we achieve the targets required for the annual accretion of the redemption value on the Series A redeemable preferred stock to be forgiven, resulting in an effective redemption value of $10,683.
(2)	Operating lease obligations reflect base rent and exclude insurance, taxes, maintenance and other related leasing costs. Other related leasing costs, including insurance, taxes, and maintenance, comprise approximately 40% of the base rent obligation.
(3)	Purchase obligations consist primarily of inventory purchase orders. Our inventory purchase orders are cancellable with limited or no recourse available to the vendor until the inventory is shipped to us.

Since January 30, 2011, we have entered into 12 new retail leases with an average term of 10 years and other lease modifications that have future minimum lease payments of approximately $7.1 million.

Critical Accounting Policies and Estimates

Overview

We have identified the policies below as critical to our business operations and understanding of our results of operations. The impact and any associated risks related to these policies on our business operations are discussed throughout “Management’s Discussion and Analysis of Financial Condition and Results of Operations” where such policies affect our reported and expected financial results. Our consolidated financial statements, which have been prepared in accordance with US generally accepted accounting principles, require us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses, cash flows and related disclosures. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates. For a detailed discussion on the application of these and other accounting policies, See Note 1, “Business and Summary of Significant Accounting Policies,” in our consolidated financial statements included elsewhere in this prospectus.

We believe that our most critical accounting policies relate to the following:

•	Inventory

•	Income Taxes

•	Self-Funded Insurance

•	Fair Value Measurements

•	Stock-based Compensation

Inventory

Our inventory consists of tea and tea-related merchandise and is stated at the lower of cost (weighted-average method for stores and FIFO for warehouse) or market (net realizable value). Market value is determined based on replacement cost. We use the reserve method to account for obsolete inventory and inventory shrinkage. The reserve method requires judgment based on inventory balances and historical trends of product sales and product mix. We believe that our assumptions are reasonable based on our experience, although actual results may have a positive or negative material impact on the net realizable value of inventory. We directly import the majority of our inventory and include the related costs of freight to our distribution center and shipping costs from our distribution center to our stores in our capitalized cost of inventory.

Income Taxes

We use the asset and liability method of accounting for income taxes under which deferred tax assets and liabilities are provided on temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements at the enacted tax rate expected to be in effect when the taxes are actually paid. The value of our deferred tax assets assumes that we will be able to generate sufficient future taxable income in certain tax jurisdictions, based on estimates and assumptions. If these estimates and related assumptions change in the future, we may be required to record a valuation allowance against our deferred tax assets resulting in an increase to our provision for income taxes.

In January 2007, we adopted new accounting guidance for income taxes with respect to unrecognized tax positions as set forth by the Financial Accounting Standards Board, or FASB, in Accounting Standards Codification, or ASC, 740, Accounting for Income Taxes (“ASC 740”). As a result of the new guidance, a tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur under ASC 740. The amount recognized is the largest amount of tax benefit that has a greater than 50% cumulative likelihood of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. We recognize interest and penalties associated with unrecognized tax positions within our provision for income taxes. The accounting for ASC 740-10 will continue to require significant judgment by management in accounting for uncertainty in income taxes recognized in the financial statements. Additionally, resolution of these uncertainties in a manner inconsistent with our expectations could have a material impact on our results of operations. See Note 1, “Business and Summary of Significant Accounting Policies,” in our consolidated financial statements included elsewhere in this prospectus.

Self-Funded Medical Insurance

In fiscal 2010, we moved from a fully insured to a self-funded medical insurance plan. We contracted with an administrative service company, or a “third party administrator,” to supervise and administer the program and act as its fiduciary and representative. We have reduced our risk under this self-funded plan by purchasing both specific and aggregate stop-loss insurance coverage for individual claims and total annual claims in excess of prescribed limits. We record estimates for claim liabilities based on information provided by the third-party administrator, historical claims experience, the life cycle of claims, expected costs of claims incurred but not paid, and expected costs to settle unpaid claims. Actual claims experience may differ from our initial estimates. This liability is subject to a total limitation that varies based on employee enrollment and factors that are established at each annual contract renewal. Costs related to the administration of the plan and related claims are expensed as incurred.

As facts change, it may become necessary to make adjustments to assumptions used in the calculation of the related liability that could be material to our results of operations and financial condition.

Fair Value Measurements

The guidance for fair value measurements establishes the authoritative definition of fair value, sets out a framework for measuring fair value and outlines the required disclosures regarding fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. We use a three-tier fair value hierarchy based upon observable and non-observable inputs as follows:

•	Level 1: Quoted market prices in active markets for identical assets or liabilities.

•	Level 2: Inputs other than Level 1 that are either directly or indirectly observable.

•	Level 3: Unobservable inputs developed using the Company’s estimates and assumptions which reflect those that market participants would use.

Our financial instruments consist primarily of our Class B redeemable common stock, classified as temporary equity in our consolidated balance sheets, which is measured using Level 3 inputs.

Significant Factors in Determining Fair Value. Because there is no public market for our common stock, determining the fair value of our common stock requires us to make complex and subjective judgments. To determine the fair value of our common stock, we consider many factors, including the following:

•	our historical financial performance;

•	our expected future financial performance;

•	our financial condition at the valuation date;

•	the lack of marketability of our common stock;

•	the valuation multiples of recent merger and acquisition transactions involving comparable companies;

•	valuation multiples of comparable publicly-traded companies;

•	the anticipation and likelihood of a potential liquidity event such as the sale of the business or initial public offering;

•	the condition of and outlook for our industry;

•	the business risks inherent in our business; and

•	capital market conditions.

Valuation Methodologies Used in Determining Fair Value. To determine the estimated fair value of our common stock at each grant date for option grants made under our 2004 Management Incentive Plan, we conducted a valuation analysis of our common stock considering the facts noted above and prepared with the assistance of an investment bank that specializes in the retail and restaurant industries. We utilized a combination of valuation methods including an income approach using an analysis of expected future discounted cash flows and a market approach for similar private and public companies. The expected future discounted cash flows analysis identified a level of annual cash flows for a finite number of years and a residual value at the end of the projection period. A discount rate reflecting estimates of investor-required rates of return for similar investments was used to calculate the present value. The market approach used valuation multiples of comparable companies which were applied to our operating results to arrive at a value. We then aggregated and analyzed the valuation results from these valuation methodologies to estimate an expected business enterprise value which was applied to our capital structure to determine a value per common share.

To determine the estimated fair value of our Class B redeemable common stock at each reporting date up to and including January 31, 2010, we applied the valuation of our common stock from the option grant date closest to each respective reporting date since these option grants occurred, on average, within approximately two months of each reporting date.

We did not utilize valuations of our common stock from option grant dates to determine the estimated fair value of our Class B redeemable common stock at January 30, 2011 and May 1, 2011, since the most recent option grant date was November 1, 2009, or 15 and 18 months, respectively, earlier than these reporting dates. To determine the estimated fair value of our Class B redeemable common stock at January 30, 2011 and May 1, 2011, we performed contemporaneous valuations using the market approach under the assumption that we would complete an initial public offering within the first half of fiscal 2011 given we had selected investment banks to assist us in this process and had agreed upon a timeline with these investment banks to complete an initial public offering within this timeframe. These valuations utilized the forecasts we prepared for our selection process with investment banks and the resulting initial public offering valuation metrics and methodologies presented to us by these investment banks. In particular, we considered the public market valuations of other high-growth specialty retailers and the corresponding ratios of market value to variables such as current and projected net income and revenue for these comparable companies. We applied these multiples to both our current and projected financial performance to determine our estimated enterprise value. We did not apply a lack of marketability discount to our estimated enterprise value for our common stock given these valuations were performed for reporting dates within six months of our estimated initial public offering date.

The increase in the fair value per share of our common stock from $2.43 at January 31, 2010 to $9.04 at January 30, 2011 was due primarily to a significant increase in anticipated future net income from the forecast performed as of January 31, 2010 to the forecast performed as of January 30, 2011. This increase in future net income in our forecast was driven primarily by our net income exceeding our budgeted amount by 39% in fiscal 2010, our net income growth of 127% from fiscal 2009 to fiscal 2010, our increase in gross and operating margins in fiscal 2010 above our historical and budgeted amounts and our opening of 38 stores in fiscal 2010 representing a 46% increase over the highest number of stores opened in any prior fiscal year. Our successful execution across these key metrics in fiscal 2010 led us to significantly increase our forecasted financial performance in future years which resulted in a significant increase to our estimate of the fair value per share of our common stock from January 31, 2010 to January 30, 2011.

The fair value per share of our common stock at the time of our proposed initial public offering may be substantially above the fair value at January 30, 2011 if we continue to successfully execute our strategy resulting in continued rapid growth in sales and net income and if there is significant demand for our common stock from investors in the initial public offering.

Stock-based Compensation

Our stock-based awards are accounted for under the provisions of FASB ASC Topic 718—Stock Compensation. We measure and recognize stock-based compensation expense based on the fair value measurement for all stock-based payment awards made to our employees and directors, including stock options, over the service period for which the awards are expected to vest. We calculate the fair value of each stock option award on the date of grant using the Black-Scholes option pricing model. The determination of the fair value of stock option awards on the date of grant using an option-pricing model is affected by our stock price as well as a number of assumptions including expected term, expected volatility, risk-free interest rate and dividend yield. As a result, future stock-based compensation expense may differ from our historical amounts.

There are significant judgments and estimates inherent in the determination of fair value. These judgments and estimates include determinations of an appropriate valuation method and the selection of appropriate inputs to be used in the valuation model. The use of alternative assumptions, including expected term, volatility, risk-free interest rate and dividend yield, could cause stock-based compensation to differ significantly from what has been recorded in the past. Future stock-based compensation cost will increase when we grant additional equity awards to employees. Modifications, cancellations or repurchases of awards may require us to accelerate any remaining unearned stock-based compensation cost or incur additional cost.

Recent Accounting Pronouncements

In addition to the recently adopted accounting pronouncements discussed above in conjunction with our critical accounting policies, we believe the following recently adopted accounting pronouncements are important to an understanding of our consolidated financial statements.

Recently Adopted Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update, or ASU, 2010-06 to Topic 820—Fair Value Measurements and Disclosures. This update provided requirements of new disclosures of significant transfers in and out of Levels 1 and 2, and expanded disclosure of activity in Level 3 (see Note 1, “Business and Summary of Significant Accounting Policies,” in our consolidated financial statements). This update also clarified existing disclosures around the level of disaggregation of each class of assets and liabilities, and about fair value inputs and valuation techniques for Level 2 and Level 3. This update was effective for interim and annual reporting periods beginning after December 15, 2009 for existing disclosures and becomes effective for fiscal years beginning after December 15, 2010 for the disclosures about purchases, sales, issuances and settlements in the rollforward activity in Level 3 fair value measurements. Adoption of this update did not have a material impact on our consolidated financial statements.

Accounting Pronouncements Not Yet Adopted

In December 2010, the FASB issued ASU 2010-28 to Topic 350—Intangibles—Goodwill and Other: When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. The amendments in this update modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. Goodwill of a reporting unit is required to be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. This update is effective starting in the first quarter of 2011 with early adoption not permitted. Adoption of this update did not have a material impact on our consolidated financial statements.

There were various other accounting standards and interpretations issued during the thirteen weeks ended May 1, 2011 that we have not yet been required to adopt, none of which are expected to have a material impact on our consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure results primarily from fluctuations in interest rates, inflation and foreign currency prices in the purchase of our teas and merchandise. In the normal course of business, we are exposed to market risks, including changes in interest rates which affect our debt, as well as cash flows. We may also face additional exchange rate risk in the future.

Interest Rate Risk

Our amended revolving credit facility carries floating interest rates that are tied to LIBOR and our lender’s prime rate, and therefore, our consolidated statements of operations and cash flows will be exposed to changes in interest rates. We do not use derivative financial instruments for speculative or trading purposes, however, this does not preclude our adoption of specific hedging strategies in the future.

Foreign Exchange Risk

We do not currently generate any portion of our net sales in any currency other than the US dollar. We currently source a portion of our inventory of teas and tea-related merchandise in Europe and Japan and incur a limited portion of those related costs in Euro and in Japanese yen. Historically, we have not been impacted materially by fluctuations in the US dollar/Euro and US Dollar/Japanese yen exchange rates and do not expect to be impacted materially for the foreseeable future. However, if our purchases of inventory in Euro and in Japanese yen increase, and to the extent that we commence generating net sales outside of the United States that are denominated in currencies other than the US dollar, our results of operations could be adversely impacted by changes in exchange rates. We do not currently hedge foreign currency fluctuations and do not intend to do so for the foreseeable future.

BUSINESS

Our Company

Teavana is a rapidly growing specialty retailer of premium loose-leaf teas, authentic artisanal teawares and other tea-related merchandise. We believe we are one of the world’s largest branded, multi-channel specialty tea retailers, offering more than 100 varieties of premium loose-leaf teas, teawares such as handcrafted cast-iron, clay and ceramic teapots, and other tea-related merchandise. We offer our products through 161 company-owned stores in 35 states and 19 franchised stores primarily in Mexico, as well as through our website, www.teavana.com.

We believe our customers associate the Teavana brand with premium tea products, a distinctive store ambiance and an “East Meets West” healthy living lifestyle. Our unique specialty retail environment offers new tea enthusiasts and tea connoisseurs alike a highly interactive, informative and immersive experience in teas from around the globe. With an average transaction size of $36, we believe customers view our products as an affordable investment in a healthy indulgence, as they are able to purchase the best teas and teawares from around the world at relatively modest prices. We believe our focus on educating customers in the healthful qualities and pleasures of tea and our position as the largest US specialty tea retailer have enabled us to lead the growth of the domestic loose-leaf tea market, which is a growing segment of the broader $5.2 billion US tea market.

Our mission is to establish Teavana as the most recognized and respected brand in the specialty tea industry by expanding the culture of tea across the world. We have developed a distinctive strategy that we believe will continue to drive category growth, enhance our brand awareness and encourage product sampling and customer loyalty. Key elements of our business strategy are to:

•	develop, source and offer our customers the world’s finest assortment of premium loose-leaf teas and tea-related merchandise;

•	create a “Heaven of Tea” retail experience in which our passionate and knowledgeable “teaologists” engage and educate customers about the ritual and enjoyment of tea; and

•	locate our stores in high traffic locations within malls, lifestyle centers and other high sales volume retail venues.

Teavana was founded in 1997 by our Chairman and Chief Executive Officer Andrew Mack, and his wife, Nancy Mack, who were inspired by their international travels and passion for tea. Their vision was to introduce consumers to the global tea lifestyle, highlighting the aromas, textures, tastes and healthful qualities of loose-leaf teas, while enlightening them on the origin of each tea. Since our founding, we have developed a culture centered on a passion for tea, extensive training, career development and individual enrichment. Our distinct culture has been, and will continue to be, a key driver of our success. To further realize our vision, in 2004 we partnered with Parallel Investment Partners to obtain equity capital, strategic advice and other resources to support our accelerated growth plans. With our business momentum and expanded resources we were able to attract an experienced senior management team that has led our growth to date and has set the foundation to execute our growth strategy going forward.

We have experienced rapid sales and profit growth during the last five years. We increased our sales from $33.8 million in fiscal 2006 to $124.7 million in fiscal 2010, representing a 38.6% compound annual growth rate. Over that same period, we more than tripled our store base from 47 stores to 146 stores. In fiscal 2010, our sales grew 38.2% over fiscal 2009, while our comparable store sales increased 8.7%. Our net income was $12.0 million in fiscal 2010, representing a 126.9% growth rate over fiscal 2009. In fiscal 2010, our stores averaged sales per gross square foot of approximately $1,000, which we believe is higher than most specialty retail stores in the United States based upon publicly available information.

Our Market Opportunity

We participate in the global tea market, which had $56.6 billion of sales in 2009, according to the latest available estimates from Mintel. The global tea market includes three segments: “ready-to-drink,” which is composed of shelf-stable bottled and canned tea, “instant,” which consists of powdered and granulated tea for mixing with water, and “loose-leaf and bagged,” which includes teas for brewing. We currently compete in the loose-leaf and bagged tea segment of the market, and more specifically within the loose-leaf tea category. Mintel estimates the size of the tea market in the United States is $5.2 billion. Tea consumption in the United States is much lower than the rest of the world, with the United States representing only 9% of the global tea market and lagging significantly behind other geographies in cups of tea consumed per capita. Additionally, the US consumer has historically consumed more tea in non-loose-leaf tea formats, which differs from many other countries where the preference is more heavily weighted towards loose-leaf teas.

2009 Global Tea Sales	2009 Cups Per Capita Consumption
Source: Mintel	Source: Euromonitor International 2010 ©

Mintel estimates that retail tea sales in the United States will grow at a 6% compound annual growth rate through 2014. We believe the growth of the overall US tea market will be driven primarily by the following trends:

•

Increasing consumer focus on health and wellness: We believe more US consumers are focused on leading healthy lifestyles. As the potential healthful qualities associated with tea are further recognized, we believe consumers will embrace tea as an opportunity to enhance health and wellness in their lives. Additionally, we believe tea demand will be driven by its continued emergence as an alternative to soda and other high-calorie beverages.

•

Growing consumer awareness of tea: We believe tea awareness and therefore consumption in the United States has historically been at significantly lower levels than elsewhere in the world. We believe the recent growth of the US tea market has led to tea being more readily available to US consumers than in the past, which in turn increases tea awareness and opportunities for consumers to experience tea. As US consumers become more familiar with tea, we believe they will increasingly incorporate tea into their daily lives.

•

Continuing emergence of epicurean preferences in food and beverages: We believe there is a growing consumer preference for innovative flavors in food and beverage. With tea’s diversity of unique flavors, aromas and textures and the ability to incorporate the latest epicurean trends into new tea blends, we believe tea appeals to the growing number of consumers focused on innovative tastes and ingredients.

Our Competitive Strengths

We believe that the following strengths differentiate Teavana and create the foundation for continued rapid sales and profit growth:

Market Defining Brand Driving Category Growth. We believe we are one of the world’s largest branded multi-channel specialty tea retailers offering premium loose-leaf teas and tea-related merchandise through 161 company-owned stores in 35 states and 19 franchised stores primarily in Mexico as of May 1, 2011. We believe our customers associate the Teavana brand with premium tea products, a distinctive store ambiance and an “East Meets West” healthy living lifestyle. We view the potential growth opportunity in the United States to be substantial, as US consumers have not historically consumed loose-leaf tea at the same level as consumers elsewhere in the world, with the United States ranking 22nd among all countries in per capita loose-leaf and bagged tea consumption. The higher per capita consumption of tea throughout the world highlights the potential growth opportunity that exists in the US tea market. We believe our leading national presence and focus on educating consumers about the many attractive qualities of loose-leaf tea positions Teavana to drive the continued growth of the loose-leaf tea category in the United States.

“Heaven of Tea” Retail Experience. We believe we have created a unique “Heaven of Tea” retail environment that provides a highly interactive, informative and immersive customer experience. We utilize a consistent store model designed to create a warm, relaxing ambiance with elegant blond wood fixtures, ceramic tiled floors, soft lighting and soothing Asian music. Our teaologists explain the stories behind our teas and tea-related merchandise, educate our customers on the many ways to enjoy them, and assist with the selection of merchandise appropriate for the way that the customer would like to experience tea. A key element of the retail experience occurs at our Wall of Tea, a substantial display case behind our sales counter holding approximately 100 brightly colored canisters containing our premium single-estate and specially blended teas. As our teaologist pulls down and opens one canister after another, the customer is invited to experience the aroma, color and texture of the teas as each tea’s flavor, caffeine content and healthful qualities are described. We believe this engaging retail experience introduces new customers to the tea lifestyle, encourages product trial and supports repeat visits and strong customer loyalty.

Deep-Rooted Culture Embracing a Passion for Tea and Career Development. We have developed a culture centered on a passion for tea, extensive training, career development and individual enrichment. To ensure the continuity of our culture and to reward high performing team members, we typically promote from within our organization to support our new store growth and other growth initiatives. In 2010, we utilized our internal talent pool to fill nearly 90% of our new store management positions. Historically, we have experienced limited to no turnover among the members of our senior management team and our regional and area managers. We believe our culture helps build and support a consistent and motivated group of team members that are passionate about providing the “Heaven of Tea” retail experience to our customers.

High-Quality Teas and Tea-Related Merchandise. We offer a unique selection of premium loose-leaf teas, authentic artisanal teawares and other tea-related merchandise in our stores and through our website. Our single-estate and specially blended teas are currently sourced from tea gardens, blenders and brokers in ten countries. We have long-standing collaborative relationships with our major tea vendors that span on average approximately ten years. We work closely with our tea blenders to continually bring our customers a fresh selection of high-quality, flavored tea blends that reflect the most current epicurean trends. Our compelling assortment of teawares and other tea-related merchandise is sourced from various tea communities worldwide. We also collaborate with our suppliers to design and develop Teavana branded tea-related merchandise. We believe our highly differentiated offering provides a foundation for our strong brand and will continue to reinforce our market-leading position.

Powerful and Consistent Store Economics. We have a proven and highly profitable store model that has produced consistent financial results and returns. In fiscal 2010, our stores averaged sales of approximately $1,000 per gross square foot. All of our stores were profitable in fiscal 2010 and new stores have historically averaged a payback period of less than one and a half years. Our current store base of 161 stores in 35 states is balanced across all four regions of the country, with each region producing results in line with the company average. We believe our powerful store model, deep-rooted tea enthusiast culture, highly developed store operations and a rigorous store selection process drive our consistent store financial results.

Proven and Experienced Senior Management Team. Since founding our company, Andrew Mack, our Chairman and Chief Executive Officer, has set the vision and strategic direction for Teavana and continues to drive our growth and culture. Since 2004, Mr. Mack has assembled a proven and experienced senior management team that has demonstrated its capabilities at executing our long-term growth plans. In 2005, we hired Daniel Glennon, our Executive Vice President and Chief Financial Officer, and Peter Luckhurst, our Executive Vice President of Operations. Our senior management team brings an average of over 20 years of experience across a broad range of disciplines, including store operations, merchandising, finance and real estate. We believe our senior management team is a key driver of our success and is well-positioned to execute our strategy.

Our Growth Strategy

We are pursuing several strategies to continue our profitable growth, including:

Expand Our Store Base Domestically. We believe there is a significant opportunity to expand our store base in the United States from 161 locations to at least 500 stores, having already identified the malls, lifestyle centers and other high-sales-volume retail venues that are suitable locations in which to open new Teavana stores. We believe our disciplined approach to expansion, founded upon a rigorous site selection process supported by our real estate team’s deep expertise, maximizes the prospects for successful new store openings. We also utilize our proprietary real estate database and customized store regression model to support our site selection process. As of May 1, 2011, we have executed lease agreements for the opening of 41 stores in fiscal 2011 and three stores in fiscal 2012. We have not executed lease agreements for the remaining store locations we need to reach our expansion target of at least 500 stores. We plan to open approximately 50 stores in fiscal 2011 (including 15 stores opened in the first quarter), 60 stores in fiscal 2012 and to expand to 500 stores by 2015.

Our store base is balanced geographically across the four regions of the United States. We plan to continue our penetration of these four regions with a focus on high traffic locations within malls, lifestyle centers and other high-sales-volume retail venues. We believe the consistent performance of our store portfolio across geographies supports the portability of the Teavana brand and store model into a wide range of markets.

Drive Comparable Store Sales. We expect to continue to drive our comparable store sales by increasing the size and frequency of purchases by our existing customers and attracting new customers. We expect to execute this strategy by continuing to offer a compelling selection of premium loose-leaf teas, authentic artisanal teawares and other tea-related merchandise. Our Heaven of Tea retail experience allows us to introduce the benefits and enjoyment of our teas and tea-related merchandise to new customers while encouraging our existing customers to transition to our higher-grade teas and higher-end tea-related merchandise.

Expand Our Online Presence. We believe our online platform is an extension of our brand and retail stores, serving as an educational resource and complementary sales channel for our customers. This platform also allows us to reach new customers and build brand awareness in locations where we currently do not have stores. Since fiscal 2007 our online sales have grown at a compound annual growth rate of 56.0% and in fiscal 2010 represented 7.0% of our net sales. We believe we have the opportunity to grow e-commerce sales to at least 10.0% of sales in the future. To help support this growth, we recently introduced an online replenishment program which automatically sells and delivers any teas selected by a customer on a periodic basis as chosen by the customer. In addition, we are pursuing a number of initiatives to drive more traffic to our website, including expanding and leveraging our social media, in-store and direct marketing programs.

Increase Our Highly Attractive Margins. We have increased our operating margins from 7.5% in fiscal 2008 to 18.8% in fiscal 2010, and we believe further opportunities exist to increase our margins. A primary driver of our expected margin expansion will come from the continuation of our sales mix shift away from tea-related merchandise towards higher margin loose-leaf teas that our stores generally experience as they mature. In general, this trend is consistent with the evolution in our customers’ buying patterns as they graduate from purchases with a greater focus on merchandise with which to prepare and enjoy tea towards transactions centered more on replenishing their favorite teas and experimenting with new blends. We expect that additional drivers of future margin expansion will include the leveraging of our corporate and other fixed costs as our sales grow and gross margin benefits from our growing scale with suppliers.

Selectively Pursue International Expansion. Given the worldwide popularity of tea, we believe international expansion represents a compelling opportunity for additional growth over the long term. As of May 1, 2011, 17 Teavana stores are operated in Mexico through an international development agreement with our business partner, Casa Internacional. We will continue to selectively expand our global presence either through company-owned stores or by entering into franchise arrangements.

Our Retail Platform

We currently offer our premium loose-leaf teas and tea-related merchandise through our US retail store base, online platform, and international and domestic franchise stores.

Our Stores

We currently operate 161 stores in 35 states. We focus on high traffic locations in malls and lifestyle centers with top-tier co-tenants. In fiscal 2010, our average store was approximately 888 square feet, our comparable stores averaged net sales of approximately $862,000 and our stores averaged sales per gross square foot of approximately $1,000.

We have aggressively pursued new store growth, having more than tripled our store base from 47 to 161 stores from fiscal 2006 to the thirteen weeks ended May 1, 2011. The following table shows the growth in our network of stores for fiscal 2008 through the thirteen weeks ended May 1, 2011:

	Fiscal Year			Thirteen Weeks Ended
	2008	2009	2010	May 1, 2011
Stores open at beginning of year	59	87	108	146
Stores opened	28	21	38	15
Stores closed	0	0	0	0

Stores open at end of year	87	108	146	161

Gross square footage (in thousands)	77	95	130	145

As illustrated by the following map, our store base is balanced geographically across the four regions of the United States, with each region producing results in line with our company average.

Additionally, we have two franchised stores in the United States. Unless otherwise approved by us, our franchisees are required to sell only products purchased from us. Opening new franchise stores in the United States is not currently part of our future strategy.

Distinctive Retail Experience

Our stores offer a unique “Heaven of Tea” retail environment that provides a highly interactive, informative and immersive customer experience. We utilize a consistent store design to create our warm, relaxing ambiance featuring elegant blond wood fixtures, ceramic tiled floors, soft lighting and soothing Asian music. Our store atmosphere is meant to encourage customers to slow down and interact with our teaologists around the pleasures of tea and enjoy their retail experience.

To help drive traffic into our stores, we station a sample cart of prepared teas at the front entrance at which our teaologists encourage passing mall shoppers to sample one of our premium teas. Our passionate teaologists then engage with the customer to encourage the customer to enter our store. In our store, the teaologist seeks to understand the customer’s previous experience with tea and educates the customer about our products and the stories behind them. The teaologist will often discuss with the customer the many ways to enjoy our loose-leaf teas and tea-related merchandise and assist with merchandise selection. A key element of the retail experience occurs at our Wall of Tea, a substantial display case behind our sales counter holding approximately 100 brightly colored tin canisters containing varieties of our premium single-estate and specially blended teas. As our teaologist pulls down and opens one canister after another, the customer is invited to experience the aroma, color and texture of the teas as each tea’s flavor, caffeine content and healthful qualities are described. We believe this engaging retail experience introduces new customers to the tea lifestyle, encourages product trial and supports repeat visits and strong customer loyalty.

Site Selection and Expansion

We seek to open stores in locations that reinforce the premium image of our brand and support the consistent execution of our strategy, targeting high traffic locations within malls, lifestyle centers and other high sales-volume retail venues.

We employ a rigorous analytical process to identify new store locations. We target locations based on market characteristics, mall productivity, demographic characteristics, including income and education levels, the presence of key anchor stores and co-tenants, population density and other key characteristics. We have built a proprietary retail mall database which we use for comparison purposes and employ a proprietary regression model to evaluate projected store sales and profitability based on a number of critical inputs incorporating trade area demographics, mall tenant productivity and total anchor sales. Members of our real estate team spend considerable time evaluating prospective sites before bringing a proposal to our real estate committee. Our real estate committee, which includes our Chief Executive Officer, our two Executive Vice Presidents and our Vice President, Real Estate, approves all of our locations before a lease is signed.

We believe there is a significant opportunity to expand our store base in the United States from 161 locations to at least 500 stores, having already identified the malls, lifestyle centers and other high-sales-volume retail venues that are suitable locations in which to open new Teavana stores. We plan to open approximately 50 stores in fiscal 2011 (including 15 stores opened in the first quarter), 60 stores in fiscal 2012 and to expand to 500 stores by 2015. As we continue to expand our store base, it may become more difficult to identify additional suitable sites for new stores and we will target an increasing number of shopping malls with lower average sales per square foot than the malls in which we currently are located. As a result, our new store model anticipates a target store size of 900 to 1,000 square feet that achieves annual sales of $600,000 to $700,000 in the first year of operation, which is below the historical average of our new stores. Our new store model also assumes an average new store investment of approximately $200,000 to $250,000. Our new store investment includes our store buildout (net of tenant allowances), inventory and cash pre-opening costs. We anticipate our new store investment under our new store model will be lower than our historical average for new stores given that our average buildout cost per new store has decreased and our average tenant allowance per new store has increased in recent years. We target an average payback period of approximately 18 months on our initial investment.

Our dedicated team of new store opening trainers is exclusively focused on ensuring a consistent new store opening process. The new store opening trainers train new team members for two weeks through the first weekend after a new store opening. The area manager then is on-site for the next two weeks to complete the new store opening process. We believe this consistent process allows us to seamlessly open new stores while enabling our field management team to focus on driving the performance of our existing stores.

Store Staffing and Operations

Each of our stores is managed by a general manager, an assistant manager and two team leads who oversee an average of eight to ten team members in each store. Each general manager is responsible for the day-to-day operations of his or her store, including the unit’s operating results, maintaining a clean and appealing store environment and the hiring, training and development of personnel. We also employ area managers, who are responsible for overseeing the operations of approximately ten stores, and regional directors, who are each responsible for overseeing approximately eight area managers and the operations of approximately 80 stores.

We are guided by a philosophy that recognizes performance, allowing us to identify and reward team members who meet our high performance standards. We provide our store general managers with a number of analytical tools to support our store operations and assist them in attaining optimum store performance. These tools include production tools and labor scheduling programs, all of which ensure that we match staffing levels to sales volume. We provide incentive bonuses to team members, assistant managers, general managers and area managers. Bonuses for store personnel, store managers and area managers are based upon achieving specified operating and financial performance goals.

Our Online Platform

Our online platform is primarily comprised of our website, www.teavana.com, through which we provide educational resources for tea consumers and the ability to purchase the full range of our teas and tea-related merchandise. We established our current online platform in fiscal 2007 and in fiscal 2010, online sales represented 7.0% of net sales.

To replicate our “Heaven of Tea” retail experience online, our website features our full assortment of premium loose-leaf teas, tea-related merchandise and tea gift sets. Online customers can view our virtual Wall of Tea that allows them to select teas from our assortment and read about the ingredients and healthful qualities that pertain to the tea they have selected. In addition to being able to purchase our premium teas on a one-time basis, our customers can also establish automatic purchase and delivery of their favorite teas through our recently introduced online replenishment program. To drive increased sales through our online platform, we utilize online-specific marketing and promotional programs, such as our current offer for free shipping on orders above $50. We also utilize various social media and mobile applications as part of our online platform, including a mobile website, iPhone and iPad applications, a Facebook fan page and a presence on Twitter. In addition, we employ banner advertisements, search engine optimization and pay-per-click arrangements to help drive traffic to our website.

Through our online platform, we can target a broader audience of customers and tea enthusiasts who may not live near one of our retail locations. We believe our online platform and our stores are complementary, as our online platform provides our store customers an additional channel through which to purchase our teas and tea-related merchandise while also helping drive awareness of and traffic to our stores.

International

According to Mintel, the global tea market (exclusive of the United States) is $51.4 billion as compared to the US market of $5.2 billion. We intend to participate in the international tea market by selectively expanding our global presence either through company-owned stores or by entering into franchise arrangements with companies that have significant experience and proven success in a target country.

We currently have 17 franchised stores in Mexico through an international development agreement with Casa Internacional del Te, S.A. de C.V. The agreement with Casa Internacional grants the exclusive right to open franchised Teavana locations in that country for a term of 15 years. Unless otherwise approved by us, our partner is required to sell only our products. These stores carry a similar selection of tea and tea-related merchandise but have a higher percentage of beverage sales than our domestic stores.

Our Culture

We have developed a distinctive culture that inspires in our team members a passion for tea and the tea lifestyle. Our culture is also focused on extensive training, career development and individual enrichment. We believe our culture allows us to attract passionate and motivated team members who are driven to succeed and share our vision of creating in our stores a “Heaven of Tea” experience for our customers.

Passion for Tea. We believe our passionate team members are a major element of our “Heaven of Tea” retail experience. We seek to recruit, hire, train, retain and promote qualified and enthusiastic team members who share our passion for tea and strive to deliver an extraordinary retail experience to our customers.

Extensive Training. We have specific training and certification requirements for all new team members, including undergoing in-store and classroom training that takes place over a 21-day period after the date of hire. This rigorous process helps ensure that all team members educate our customers and execute our standards accurately and consistently. As team members progress to the assistant manager and general manager levels, they undergo an additional four weeks of training in sales, operations and management at our store support center.

Career Development and Individual Enrichment. We actively track and reward team member performance, which we believe incentivizes excellence and helps us identify top performers and thus maintain a sufficient talent pool to support our growth. Nearly all of our store general managers and area managers are promoted from within our organization. We are guided by a philosophy that recognizes performance, allowing us to identify and reward team members who meet our high performance standards, and provide incentive bonuses to team members, assistant managers, general managers and area managers based upon store sales, profit and customer service standards.

We believe our culture allows us to attract and retain committed team members, as evidenced by our low full-time team member turnover rate. Historically, we have experienced minimal turnover among our regional and area managers. Additionally, we have had no turnover among our senior management team. We believe the knowledge and passion of our team members is critical in enabling us to acquire new customers at our stores and strengthen customer loyalty. We believe motivated and educated team members lead to satisfied customers who, in turn, lead to increased net sales and profitability.

To support the tea culture globally, we donate 1% of annual profits to the Cooperative for Assistance and Relief Everywhere, Inc., or “CARE,” through our Teavana Equatrade program. CARE seeks to overcome poverty by funding programs supporting dignity, tolerance and social justice. We believe that giving back to tea-growing regions worldwide helps the global tea community thrive.

Our Teas and Tea-Related Merchandise

We offer in our stores and through our website more than 100 varieties of premium loose-leaf teas, teawares such as handcrafted cast-iron, clay and ceramic tea pots, and other tea-related merchandise. We also offer a selection of fresh-brewed teas. With an average transaction size of $36, we believe customers view our products as an affordable investment in a healthy indulgence as they are able to purchase the best teas and teawares from around the world at relatively modest prices. Tea, tea-related merchandise and beverages accounted for 56%, 40% and 4% of total net sales, respectively, in fiscal 2010.

Teas

We provide our customers a diverse selection of over 100 premium loose-leaf teas from around the world. Our overall tea selection is comprised of approximately 20% single-estate teas and 80% specially blended teas. Our offering is comprised of teas from the following three main groups:

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Single-estate teas. Our single-estate teas, which are teas that originate wholly from an individual tea plantation, estate or garden, are produced from the Camellia sinensis bush. We offer four types of single-estate teas—white, green, oolong, and black—each with its own distinctive characteristics arising from the climate, soil, altitude, growing conditions, when and how the tea is harvested, and the processing method used.

•

Single-estate blended teas. We offer blends that combine our single-estate teas with spices, herbs, flower petals, essential oils of fruits and other flavorings. We work in close collaboration with third-party blenders to develop our specially blended teas, and spend significant amounts of time perfecting the balance of flavors, aromas and colors to create unique teas that we believe will appeal to our customers

•

Herbal blended teas. Herbal teas are not technically “teas,” as they are not produced from the Camellia sinensis bush, but are herbal infusions generally made from other sources such as the Rooibos bush and Honeybush from South Africa, the Maté shrub from Argentina and other ingredients including dried fruits, herbs and even flowers. Herbal teas, aside from maté, are generally caffeine-free and can be brewed individually or blended with other types of tea to create an aromatic and flavorful beverage.

Our Wall of Tea displays our teas in seven color-coded categories. Each type of tea has its own distinctive appearance, color, flavor, aroma, caffeine content and healthful qualities. We encourage our customers to experiment with mixing more than one type of tea together to create their own unique blends. Once a customer has selected one or more teas, our teaologist scoops and measures the customer’s desired tea selections from the tea canisters on the Wall of Tea. The minimum amount of tea that we sell is a two-ounce quantity. In addition to selling our teas in loose-leaf format, we also offer our teas in prepackaged formats as part of gift collections.

Following is a description of each of the seven categories of loose-leaf teas that we offer:

White teas and white tea based blends. Primarily produced in limited quantities in the Fujian province of China, white teas are considered a rare delicacy and are the world’s costliest. White teas are known for their subtlety, complexity, and delicacy. Unlike all other teas, white tea is unprocessed. Once gathered, the leaves are withered and dried. White tea yields a clear infusion with a fresh aroma and smooth flavor. Representative unblended white teas include Silver Needle and Silver Yin Zhen Pearls. Representative white tea based blends include Youthberry White Tea, Strawberry Misaki White Tea, Peach Momotaro Artisan Tea, Queen of Babylon White Tea and Snow Geisha White Tea. Prices for white teas and white tea based blends currently range from approximately $10 to $22 per two-ounce quantity.

Green teas and green tea based blends. Primarily produced in China and Japan, green teas are referred to as “non-fermented” teas. The freshly picked leaves are allowed to dry and are then heat-treated to arrest any fermentation. China green teas are processed differently from their counterparts in Japan. Chinese green teas give a pale green to pale yellow infusion. In Japan, leaves are greener and more vibrant in tone than in China, and therefore give an infusion that is brighter in color, running from jade green to light yellow. The infusion is aromatic and fresh-tasting. Our unblended Japanese green teas include Imperial Gyokuro, the most precious and expensive variety, Matcha, a powdered tea used to make a thick, nourishing brew, and Sencha, Japan’s most popular everyday variety. Representative unblended Chinese green teas include Huang Shan Mao Feng Reserve Green Tea and Emperor’s Clouds and Mist. Representative green tea based blends include Golden Jade Green Tea, Gyokuro Genmaicha Green Tea, Peachberry Jasmine Sutra Green Tea, Jasmine Dragon Phoenix Pearls Green Tea, Blackberry Mojito Green Tea, and Fruta Bomba Green Tea. Prices for green teas and green tea based blends currently range from approximately $5 to $20 per two-ounce quantity.

Oolong teas and oolong tea based blends. Oolong teas are referred to as “semi-fermented” teas and are principally produced in China and Taiwan (commonly known as “Formosa” in the tea industry). China oolong leaves are wilted, shaken and then allowed to ferment until they achieve approximately 20% oxidation, at which point the fermentation is stopped by “firing” (heating in a hot roasting pan). Formosa oolong leaves generally undergo a longer fermentation period (60-70%), and are therefore blacker in appearance than China oolongs. China oolong teas yield a lighter infusion, while Formosa oolongs produce a richer liqueur. Representative unblended oolongs include Phoenix Mountain Dan Cong Oolong Tea and Monkey Picked Oolong Tea. Representative Oolong tea based blends include Jasmine Oolong Tea, Prosperous Peach Oolong Tea, Six Summits Oolong Tea, Anjou Pear-adise Oolong, Kamiya Papaya Oolong and Yumberry Wulong. Prices for Oolong teas and Oolong tea based blends currently range from approximately $8 to $25 per two-ounce quantity.

Black teas and black tea based blends. Black teas are produced primarily in India, Sri Lanka and China. While the methods and varieties for producing black tea vary considerably between the different tea-growing regions, the process always involves four basic steps: withering, rolling, fermenting and firing (or drying). All black teas give a colored infusion, from pale orange to reddish brown, and range in taste from fresh and light to strong and full-bodied. Black teas from different regions are often blended to achieve refined, balanced combinations of aroma and strength. Representative unblended black teas include Golden Imperial Lotus Black Tea, Himalayan Splendor Black Tea and Golden Monkey Black Tea. Representative black tea based blends include English Breakfast Black, Assam Breeze Flavored Black, Cha Yen Thai Flavored Black, Earl Grey Crème Black and Peach Cran-Tango Flavored Black. Prices for black teas and black tea based blends currently range from approximately $3 to $40 per two-ounce quantity.

Rooibos based blends. Rooibos teas are a naturally sweet and sometimes nutty herbal infusion made from the South African Rooibos bush (“Red Bush” in Afrikaans) and are often referred to as Red Tea or African Red Tea. The rooibos tea processing method involves harvesting the Rooibos leaves, followed by grinding and bruising of the leaves. Then the Rooibos leaves are left to ferment and dried to yield a reddish brown needle-
like tea. Green Rooibos tea does not have a fermentation step and thus has a lighter taste than red Rooibos teas. Both varieties of Rooibos tea are caffeine-free. We offer a number of Rooibos based blended infusions, including Rooibos Chai Rooibos Tea, Blueberry Bliss Rooibos Tea, Rooibos Tropica Rooibos Tea, Tulsi Dosha Chai Rooibos Tea, Lemon Lime Kampai Rooibos Tea and Cocoa Praline Tart Rooibos Tea. Prices for Rooibos based blended infusions currently range from approximately $5 to $8 per two-ounce quantity.

Maté based blends. Maté teas are made from the South American yerba mate plant. Most yerba mate comes from Argentina. The leaves and stems of yerba mate are harvested and then blanched, dried, aged, and finally milled or cut. The final yerba mate tea product contains a natural energy booster. A cup of Maté tea has approximately the same amount of caffeine as a cup of coffee. We offer a number of Maté based blended infusions, including JavaVana Maté, MateVana, My Morning Maté, Raspberry Riot
Lemon Maté and Samurai Chai Maté. Prices for Maté based blended infusions currently range from approximately $6 to $7 per two-ounce quantity.

Other herbal based blends. In addition to Rooibos- and Mate-based blends, we offer herbal infusions made from a variety of ingredients including dried fruits, hibiscus, and rosehips. Representative selections from our assortment of herbal based blended infusions include Strawberry Lemonade Herbal Tea, Azteca Fire Herbal Tea, Dokudami Umami Herbal Tea, Honeybush Vanilla Herbal Tea, Swiss Vervaine Melange Herbal
Tea and Pineapple Kona Pop Herbal Tea. Prices for our herbal based blended infusions currently range from approximately $5 to $9 per two-ounce quantity.

Tea-Related Merchandise

We offer in our stores and through our website a carefully selected assortment of artisanal teawares and other tea-related merchandise that provide our customers the ability to brew and consume our premium loose-leaf teas and more broadly experience tea cultures from around the globe. The majority of our tea-related merchandise is Teavana-branded. We offer a selection of our teas and tea-related merchandise in the form of prepackaged gift sets.

Our teawares and other tea-related merchandise are grouped into five main categories: teapots, tea cups and mugs, tea accessories, tea décor and media, and tea foods.

Category	Products Offered	Select Product Highlights
Teapots	Cast-iron, clay, bone-china, ceramic and glass teapots	Our teapots and teapot sets range from the traditional to the modern. Our Tetsubin teapots are handmade in Japan of solid cast-iron with a fully enameled inside, and are intricately decorated with Japanese symbols. Our Yixing clay teapots, many of which are decorated with flowers and other traditional motifs, are forged by artisans from Yixing clay, a red clay uniquely found in the Jiangsu province of China. Crafted by artisans in Korea, our Celadon teapots are made by layering different colors of clay using centuries-old techniques. Our high-quality bone china teapots and teapot sets are fired multiple times for a high gloss lustrous surface and then hand-painted and finished with gold accents. For customers with modern tastes, we offer a line of earthenware teapots with contemporary designs and finished with five coats of handpainted glaze, combining everyday elegance with serviceability. Prices for our teapots and teapot sets currently range from approximately $28 to $190.

Tea Cups and Mugs	Cast-iron, ceramic and glass tea cups; infuser mugs; travel tea cups	Our cast-iron cups are handcrafted and decorated by specialty artisans in Japan and match our cast-iron teapots. Our handcrafted ceramic tea cups range from traditional Yixing clay to modern Japanese designs. In our line of glass tea cups, our Petite Fleur Suspendu Four-Cup Glass Tea Set consists of luminous spherical double-walled glass tea cups that are mouth-blown by skilled artisans. Our stylish and classical Joli glass mug is made of heat resistant borosilicate glass, and comes with a removable clear glass infuser that allows better viewing of the expanding tea leaves as they infuse. Prices for our tea cups and mugs currently range from approximately $7 to $30.

Tea Accessories	Teamakers; tea kettles and hot water dispensers; tea trays; teapot trivets and coasters; teapot warmers; tea storage tins	Our Teavana Perfect TeaMaker, which provides an efficient, simple and clean way to steep tea, uses a patented drain mechanism to strain the tea into the user’s cup and keep the leaves in the tea maker. Among our tea kettles and hot water dispensers, we carry our own brand (such as the Teavana Perfect Tea Kettle, which is made of superior quality brushed stainless steel) as well as third-party brands, including the Breville Variable Temperature Kettle (which features preset temperatures for each type of tea) and the Zojirushi Hybrid Water Heater. At the very high end of this product category, we carry the Breville One Touch Teamaker, which heats water to the correct temperature for brewing the desired tea, lowers the tea basket automatically into the water, and, at the correct time, auto-lifts the basket to prevent oversteeping. Our line of handcrafted Japanese lacquerware tea trays, cast-iron trivets and cast-iron and lacquerware comes in a wide range of colors and styles. Prices for our tea accessories currently range from approximately $4 to $250.

Category	Products Offered	Select Product Highlights
Tea Décor and Media	Tea-infused aromatic candles; Asian-inspired table statuettes; tea towels and napkins; books on the history and culture of tea; global music CDs	We offer a range of Asian-inspired decorations to bring the culture of tea to the home or office. These include our Dancing Ganesh Resin Statue, Chinese Lion Statues, Kuan Yin (the goddess of mercy and compassion in Chinese Buddhism) on Rock Statue, and several varieties of Buddha statues, which are crafted of resin or cold cast bronze and individually polished, antiqued and painted with color accents and decorated with intricate details bringing the culture of tea to your atmosphere. Among the aromatic candles we offer, our White Ayurvedic Chai Aromatic Candle features a rare combination of expertly crafted notes of clove bud oil, cinnamon bark, cassia, cedar wood and Brazilian orange spices that is inspired by the ancient Hindu healing system. We also sell a selection of books related to the history of tea, tea serving customs, and other topics related to the tea lifestyle and tea-inspired music CDs from cultures around the world. Prices for our tea décor and media currently range from approximately $12 to $150.

Tea Foods	Artisanal honeys; German rock cane sugar; tea-infused cookies; tea-infused mints	We offer unprocessed German rock sugar and a variety of artisanal honeys, many of them organic, raw and/or unfiltered, to add sweetness to tea beverages brewed from our loose-leaf teas. We also offer a selection of tea-infused cookies and mints to complement the enjoyment of our loose-leaf teas. Prices for our tea foods currently range from approximately $4 to $8.

Beverages

We offer made-to-order fresh-brewed teas in each of our stores. Our customers may select any of the varieties of loose-leaf single-estate and blended teas that we offer. Customers can choose to have their beverage served hot or cold.

Product Selection, Development and Sourcing

We select and develop an extensive offering of premium loose-leaf teas, authentic artisanal teawares and other tea-related merchandise. Our merchandising team travels across global tea regions seeking superior teas and high quality traditional tea merchandise. Our merchandising team consists of a vice president of merchandising and category managers, who leverage our company’s extensive experience selecting and developing our tea and tea-related merchandise. Our product offering reflects tea communities in Japan, China, India, South Korea and Europe and we are constantly exploring different tea cultures from which to introduce new teas and tea-related merchandise to our customers. We also work with our supplier partners to develop special tea blends and innovative products that we sell on an exclusive basis. We believe this combination of product selection and product development differentiates us from other specialty tea retailers and helps drive our continued strong financial results.

Teas

Our merchandising team selects the highest grades of single-estate teas sourced from tea gardens and brokers in tea-producing regions around the world. We have well established relationships with some of the industry’s most experienced and influential tea brokers and tea gardens and work closely with these suppliers to select our single-estate teas. Multiple times a year, our merchandising team travels to tea-growing regions worldwide to select the best harvested teas and, working through brokers or directly with growers, oversees their preparation for shipment. Our merchandising team has spent years developing the sophisticated palate necessary to distinguish the characteristics desired in the highest-quality teas, and tastes, or “cups,” each sample before purchasing and again before accepting delivery. Although most tea trades in the commodity market, premium loose-leaf teas of the quality we seek trade on a negotiated basis at a substantial premium to commodity tea prices. Tea supply and price can be affected by multiple factors, including weather, political and economic conditions, and currency fluctuations.

Our merchandising team also focuses on the creation of our special tea blends using multiple varieties of single-estate teas and herbal teas, which are combined with spices, herbs, flower petals, essential oils of fruits and other natural flavorings. Each type of tea that we sell has a distinctive appearance, flavor, aroma, color, caffeine content and healthful qualities. We have long-standing collaborative relationships with tea blenders from across the globe with whom we collaborate to develop our blends. Our team spends significant amounts of time cupping blends under development to perfect the balance of flavors, aromas and colors. To provide our customers a fresh tea selection over time, we introduce new teas at least two to three times per year, and seek to replace 10-20% of our Wall of Tea selections every year.

Tea-Related Merchandise

Our merchandising team selects high quality tea-related merchandise to enhance the enjoyment and experience of tea for our customers. We travel throughout the world seeking out what we believe is the finest tea-related merchandise available. We believe that the artisanal products that we select are best-in-class in their countries of origin.

We develop a variety of Teavana-branded merchandise in close collaboration with numerous factories and foundries. Our branded products are customized to our specifications and we choose only the finest, high-quality products to introduce as Teavana-branded merchandise. We believe that by offering the finest quality products, our customers naturally associate the Teavana brand with distinction and excellence.

Quality Control

As part of our quality control, we test our teas and tea-related merchandise to ensure compliance with our stringent quality standards. We perform extensive sampling of teas during the buying process. In addition, our teas undergo rigorous testing based on specifications established by European Union regulations for the presence of pesticides and heavy metal residues. We have implemented a program for third-party testing of a sample of each batch of teas received at our distribution center. We also have strict quality controls around the manufacture of our tea-related merchandise, and require certificates confirming that all such merchandise is lead-free.

Sourcing

We do not own or operate any tea estates, blending operations or manufacturing facilities; instead, we source our products from over 100 vendors across the globe. During fiscal 2010, our two largest vendors represented approximately 25% and 15%, respectively, of our total purchases of inventory goods. Approximately 90% of our purchases are paid for in US dollars, with the balance being denominated primarily in Euros and Japanese yen.

Distribution

We distribute our loose-leaf teas and tea-related merchandise to our stores and our e-commerce customers from our distribution center in Stratford, Connecticut. Our products are typically shipped to our stores via a third-party national transportation provider multiple times per week.

We have identified the need to expand our distribution center in order to support our near-term growth. We have signed commitments to expand our distribution center, for a modest capital outlay, in three separate phases during fiscal 2011 and fiscal 2012 to support our growing operations through the first quarter of fiscal 2013. We have considerable experience expanding our distribution center, having completed similar expansions successfully in fiscal 2009 and fiscal 2010. Further, we have commissioned a study to assess our long-term distribution needs and to determine the most efficient strategy to satisfy those needs, which could include the addition of a second distribution center in another region of the United States.

Marketing and Advertising

We believe that our high traffic store locations and the interactive, informative and immersive experience that we offer our customers enable us to spend less on conventional advertising than many other retailers. Our marketing strategy currently emphasizes utilization of our website and social media and mobile applications to create a community of tea enthusiasts, build customer loyalty and promote our brand awareness. For example, we provide updates on teas, tea news, tea-making, tea gift ideas and related topics via our “Heaven of Tea” blog on our website, our Facebook page and our presence on Twitter. In December 2009, we introduced our PerfecTea Touch® application, which can be downloaded free of charge on the Apple iPhone and iPad. This application enables customers to shop our teas and tea-related merchandise, locate a store and obtain information on blending our teas, and provides them with built-in music-accompanied timers to help brew the perfect cup of tea. Additionally, we utilize banner advertisements, search engine optimization and pay-per-click arrangements to help drive traffic to our website.

We have built an email customer database with approximately 300,000 individual customer names as of January 30, 2011, substantially all of which belong to households that placed an Internet order with us or made a store purchase from us during the previous 24 months. We utilize this list to send direct marketing messages via email to these customers to highlight new tea arrivals and announce promotional events. We do not sell or provide any information from our customer database to third parties.

Management Information Systems

Our management information systems provide a full range of business process support to our stores, our store operations and store support center teams. We believe our systems provide us with enhanced operational efficiencies, scalability, increased management control and timely reporting that allow us to identify and respond to trends in our business. We utilize a combination of industry standard and customized software systems to provide various functions related to:

•	point of sales;

•	inventory management;

•	warehouse management; and

•	accounting and financial reporting.

We believe our management information systems benefit us through enhanced customer service, more efficient operations and increased control over our business. Through our point of sale system we are able to facilitate the operations of our stores and through our warehouse management systems we can efficiently manage our inventory of loose-leaf teas and tea-related merchandise from our store support center.

Competition

The US tea market is highly fragmented. We compete directly with a large number of relatively small independently-owned tea retailers. Additionally, relatively low barriers to entry in the tea and beverage retail market may encourage other tea and beverage retailers who may have greater financial, marketing and operating resources than we do to enter the specialty tea retail market. As we continue to expand geographically, we expect to encounter additional regional and local competitors.

In the event that other tea and beverage retailers enter into the specialty tea retail market, we believe that we will differentiate ourselves on the basis of our market-defining brand, the “Heaven of Tea” retail experience offered to customers in our stores, our deep-rooted culture focused on a passion for tea and career development, the high quality of our teas and tea-related merchandise, and our proven and experienced senior management team, all of which are competitive strengths that we believe contribute toward offsetting the relatively low barriers to entry noted above.

We also compete indirectly with other vendors of loose-leaf, bagged and ready-to-drink teas, such as supermarkets, club stores, wholesalers and internet suppliers, as well as with houseware retailers and suppliers that offer teawares and related accessories.

In addition, we compete with numerous other mall-based retailers for retail real estate locations for our stores.

Trademarks and Other Intellectual Property

We regard intellectual property and other proprietary rights as important to our success. We own several trademarks and service marks that have been registered with the US Patent and Trademark Office, including Teavana®, and the names of most of the varieties of single-estate teas and specially blended teas that we sell. We have also registered trademarks on our stylized logos. We have applications pending with the US Patent and Trademark Office for a number of additional marks, including Heaven of Tea and Wall of Tea and a number of varieties of our single-estate teas and blended teas. We also own domain names, including www.teavana.com, for our primary trademarks and own unregistered copyright rights in our website content. In addition, we have registered or made application to register one or more of our marks in a number of foreign countries and expect to continue to do so in the future as we expand internationally. There can be no assurance that we can obtain the registration for the marks in every country where registration has been sought.

We also rely upon trade secrets and know-how to develop and maintain our competitive position. We protect our intellectual property rights through a variety of methods including trademark and trade secret laws, as well as confidentiality agreements and proprietary information agreements with vendors, team members, consultants and others who have access to our proprietary information.

We must constantly protect against any infringement by competitors. If a competitor infringes on our trademark rights, we may have to litigate to protect our rights, in which case, we may incur significant expenses and divert significant attention from our business operations.

Government Regulation

We are subject to labor and employment laws, laws governing advertising, privacy laws, safety regulations and other laws, including consumer protection regulations that regulate retailers and/or govern the promotion and sale of merchandise and the operation of stores and warehouse facilities. We monitor changes in these laws and believe that we are in material compliance with applicable laws.

Insurance

We use a combination of insurance and self-insurance for a number of risk management activities including workers’ compensation, general liability, automobile liability, and employee-related health care benefits. We believe that we have adequately reserved for our self-insurance liability related to medical coverage of our team members. We evaluate our insurance requirements on an ongoing basis to ensure we maintain adequate levels of coverage.

Employees

As of May 1, 2011, we employed 448 full-time and 1,622 part-time employees, of whom 1,961 were employed in our retail channel and 109 were employed in corporate, distribution and direct channel support functions. None of our employees is represented by a labor union. We consider our relationship with our employees to be very good.

Properties

We do not own any real property. Our store support center is located in Atlanta, Georgia and is leased under a lease agreement expiring in 2024. The approximately 30,000 square foot space includes a simulated store that provides a forum for planning, visual and marketing concepts prior to their execution in our stores.

Our approximately 80,000 square foot distribution center is located in Stratford, Connecticut. Our distribution center is leased under a lease agreement expiring in 2016 and 2020 (as to different portions of the facility).

As of May 1, 2011, we operated 161 stores in 35 states. All of our stores are leased from third parties and the leases typically have ten-year terms. Some of our leases have early cancellation clauses, which permit the lease to be terminated by us or the landlord if certain sales levels are not met in specific periods or if a shopping center does not meet specified occupancy standards. In addition to future minimum lease payments, some of our store leases provide for additional rental payments based on a percentage of net sales if sales at the respective stores exceed specified levels, as well as the payment of common area maintenance charges, real property insurance and real estate taxes. Many of our lease agreements have defined escalating rent provisions over the initial term and any extensions.

Legal Proceedings

We are subject to various legal proceedings and claims which arise in the ordinary course of our business. Although the outcome of these and other claims cannot be predicted with certainty, management does not believe that the ultimate resolution of these matters will have a material adverse effect on our financial condition or on our results of operations.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers, directors and director nominees, as of the date of this prospectus:

Name	Age	Position
Andrew T. Mack	46	Chairman of the Board, Chief Executive Officer
Daniel P. Glennon	42	Executive Vice President, Chief Financial Officer
Peter M. Luckhurst	56	Executive Vice President, Operations
Juergen W. Link	50	Vice President, Distribution
Robert A. Shapiro	64	Vice President, Real Estate
F. Barron Fletcher III	44	Director
Michael J. Nevins	48	Director
Thomas A. Saunders III	75	Director Nominee
John E. Kyees	64	Director Nominee
Robert J. Dennis	57	Director Nominee

Executive Officers

Andrew T. Mack founded Teavana in 1997 and has served as our Chief Executive Officer since that time. Mr. Mack has also served as our Chairman of the Board of Directors since 2010. Prior to founding Teavana, Mr. Mack held various management positions in the restaurant industry. Mr. Mack is a graduate of East Tennessee State University where he received a B.B.A in Marketing. We believe that Mr. Mack is qualified to serve on our Board of Directors due to the perspective, experience, and operational expertise in the retailing business which he has developed as our founder and Chief Executive Officer.

Daniel P. Glennon has served as our Executive Vice President, Chief Financial Officer since 2010 and served as our Chief Financial Officer from 2005 through 2010. Previously, Mr. Glennon was a manager at Marakon Associates and an auditor at Arthur Andersen LLP and served as the chief financial officer or vice president of finance of three small or early-stage corporations. Mr. Glennon graduated from the University of Georgia with a B.B.A. in Accounting and from Harvard Business School with an M.B.A. Mr. Glennon is a certified public accountant.

Peter M. Luckhurst has served as our Executive Vice President, Operations since 2010 and served as our Vice President for Stores from 2005 to 2010. Previously, Mr. Luckhurst was with HMV North America for 15 years, most recently as its President. Mr. Luckhurst is a graduate of the University of Aston in Birmingham where he received a B.Sc. in Behavioral Science.

Juergen W. Link has served as our Vice President, Distribution since 2005. Previously, Mr. Link was the founder and President of SpecialTeas Inc. from 1996 to 2005. Mr. Link is a graduate of the University of Munich with a degree in Business Management.

Robert A. Shapiro has served as our Vice President, Real Estate since 2005. Previously, Mr. Shapiro was Senior Vice President of Real Estate & Property Development for Zale Corporation. Mr. Shapiro graduated from the University of Denver with a B.A. in International Studies.

Directors and Director Nominees

F. Barron Fletcher III has served as a Director since 2004. Mr. Fletcher is the founder of Parallel Investment Partners, where he has served as the managing partner since 1999. Prior to founding Parallel, Mr. Fletcher was a partner with Saunders Karp & Megrue, a $1.2 billion private equity firm focused on high growth, middle market consumer companies, where he worked actively with both Dollar Tree, Inc. and Hibbett Sporting Goods, Inc. during the firm’s ownership. Mr. Fletcher also serves as a member of the boards of specialty retailers Mealey’s Furniture, Inc., The Fragrance Outlet, Inc. and USA Discounters, Inc. Mr. Fletcher is a graduate of Yale University, where he received a B.A. in both Mathematics and Economics. We believe that Mr. Fletcher is qualified to serve on our Board of Directors due to his extensive management experience, his expertise with retailing companies, and his service on the boards of directors of a range of other companies.

Michael J. Nevins has served as a Director since 2004. Mr. Nevins served as a Senior Vice President-Leasing for the Macerich Company from 2005 to 2011 where he oversaw a substantial portfolio of properties. Mr. Nevins is a graduate of Kenyon College where he received a B.A. in Economics. We believe that Mr. Nevins is qualified to serve on our Board of Directors due to his operational experience in the retailing business and his background providing guidance and counsel to us as a Director during the company’s growth.

Thomas A. Saunders III has been nominated, and has agreed to serve, as a member of our Board of Directors effective upon the consummation of this offering. Mr. Saunders has been the President of Ivor & Co., LLC, a private investment company, since 2000. Mr. Saunders was a founder of Saunders Karp & Megrue Partners, once a major investor in Dollar Tree, Inc. Before founding Saunders Karp & Megrue Partners in 1990, Mr. Saunders was a Managing Director of Morgan Stanley & Co. from 1974 to 1989. Mr. Saunders currently serves as a member of the boards of directors of Dollar Tree and Hibbett Sporting Goods. Mr. Saunders graduated from the Virginia Military Institute with a B.S. in Electrical Engineering and from the University of Virginia with an M.B.A. We believe that Mr. Saunders is qualified to serve on our Board of Directors due to his extensive background in and experience with retail companies, along with his service on the boards of directors of other private and public companies.

John E. Kyees has been nominated, and has agreed to serve, as a member of our Board of Directors effective upon the consummation of this offering. Mr. Kyees served as the Chief Investor Relations Officer of Urban Outfitters, Inc. in 2010 and as Chief Financial Officer from 2003 to 2010. Mr. Kyees has over 30 years of experience as a chief financial officer, including nine years of experience serving as chief financial officer for a public company. Mr. Kyees is currently a director and member of the audit committee of Casual Male Retail Group, Inc., a publicly-traded specialty retailer of men’s clothing. Mr. Kyees is also currently a director and chairman of the audit and compensation committees of Vera Bradley, Inc., a publicly-traded luggage and handbag retailer. Mr. Kyees graduated from the University of Kansas with a B.S. in Business Administration and from the University of Detroit with an M.B.A. We believe that Mr. Kyees is qualified to serve on our Board of Directors due to his extensive background with retail companies, his financial expertise developed as a chief financial officer, and his service on the boards of directors of other companies.

Robert J. Dennis has been nominated, and has agreed to serve, as a member of our Board of Directors effective upon the consummation of this offering. Mr. Dennis is the chairman of the board of directors of Genesco Inc., a publicly traded specialty retailer. Mr. Dennis has been the President and Chief Executive Officer of Genesco Inc. since 2008 and served as its President and Chief Operating Officer from 2006 through 2008. He has over 25 years of experience in the retail industry, including his tenure at Genesco Inc., three years as Chief Executive Officer of Hat World, Inc. prior to its acquisition by Genesco Inc., three years in a senior position with Asbury Automotive and 13 years with McKinsey & Company, becoming a partner and a leader of the firm’s North American Retail Practice. Mr. Dennis graduated from Rensselaer Polytechnic Institute with a B.S. in biochemistry and an M.S. in organic chemistry. In addition, Mr. Dennis graduated from Harvard Business School with an M.B.A. We believe that Mr. Dennis is qualified to serve on our Board of Directors due to his broad experience and operational background in the retail business, along with his service on the board of directors of Genesco Inc.

Board Composition

Our Board of Directors currently consists of three directors: Messrs. Mack, Fletcher and Nevins. Concurrently with the consummation of this offering, Messrs. Dennis, Kyees and Saunders shall also be appointed as directors.

We have determined that each of Messrs. Dennis, Kyees, Nevins and Saunders is an independent director within the meaning of the applicable rules of the SEC and the New York Stock Exchange, and that each of Messrs. Dennis, Kyees and Nevins is also an independent director under Rule 10A-3 of the Exchange Act for the purpose of audit committee membership. In addition, our Board of Directors has determined that Mr. Kyees is a financial expert within the meaning of the applicable rules of the SEC and the New York Stock Exchange.

Board Committees

Our Board of Directors has established the following committees: an audit committee, a compensation committee and a nominating and corporate governance committee. Upon consummation of this offering, each member of these committees will be independent as defined under the rules of the SEC and the New York Stock Exchange as currently in effect, and we intend to comply with additional requirements to the extent they become applicable to us. Our Board of Directors may from time to time establish other committees.

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting process. Among other matters, our audit committee:

•	is responsible for the appointment, compensation and retention of our independent auditors and reviews and evaluates the auditors’ qualifications, independence and performance;

•	oversees our auditors’ audit work and reviews and pre-approves all audit and non-audit services that may be performed by them;

•	reviews and approves the planned scope of our annual audit;

•	monitors the rotation of partners of the independent auditors on our engagement team as required by law;

•	reviews our financial statements and discusses with management and our independent auditors the results of the annual audit and the review of our quarterly financial statements;

•	reviews our critical accounting policies and estimates;

•	oversees the adequacy of our accounting and financial controls;

•	annually reviews the audit committee charter and the committee’s performance;

•	reviews and approves all related-party transactions; and

•

establishes and oversees procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters and oversees enforcement, compliance and remedial measures under our code of conduct.

The current members of our audit committee are Messrs. Fletcher and Nevins. Upon the consummation of this offering, our audit committee will consist of Messrs. Kyees, Dennis and Nevins, with Mr. Kyees serving as the chairman of our audit committee and our audit committee financial expert as currently defined under applicable SEC rules. We believe that the composition of our audit committee meets the criteria for independence under, and the functioning of our audit committee complies with, the applicable requirements of the New York Stock Exchange and the SEC rules and regulations.

Our Board of Directors will adopt a written charter for our audit committee, which will be available on our website at www.teavana.com upon the consummation of this offering.

Compensation Committee

Our compensation committee reviews, recommends and approves policy relating to compensation and benefits of our officers and directors, administers our stock option and benefit plans and reviews general policy relating to compensation and benefits. Duties of our compensation committee include:

•	reviewing and approving corporate goals and objectives relevant to compensation of our directors, chief executive officer and other executive officers;

•	evaluating the performance of the chief executive officer and other executive officers in light of those goals and objectives;

•	based on this evaluation, determining and approving the Chief Executive Officer’s compensation and recommending to our Board of Directors the proposed compensation of our other executive officers;

•	administering the issuance of stock options and other awards to executive officers and directors under our compensation plans; and

•	reviewing and evaluating, at least annually, the performance of the compensation committee and its members, including compliance of the compensation committee with its charter.

Upon the consummation of this offering, our compensation committee will consist of Messrs. Dennis, Kyees and Nevins, with Mr. Dennis serving as the chairman of our compensation committee. We believe that the composition of our compensation committee following this offering will meet the criteria for independence under, and the functioning of our compensation committee will comply with, the applicable requirements of the New York Stock Exchange and the SEC rules and regulations.

Our Board of Directors will adopt a written charter for our compensation committee, which will be available on our website at www.teavana.com upon the consummation of this offering.

Nominating and Corporate Governance Committee

We do not currently have a nominating and corporate governance committee; however, we plan to establish a nominating and corporate governance committee prior to the consummation of this offering. Upon consummation of this offering, our nominating and corporate governance committee will consist of Messrs. Saunders, Dennis, Kyees and Nevins, with Mr. Saunders serving as the chairman of our nominating and corporate governance committee. Our nominating and corporate governance committee identifies individuals qualified to become directors; recommends to our Board of Directors director nominees for each election of directors; develops and recommends to our Board of Directors criteria for selecting qualified director candidates; considers committee member qualifications, appointment and removal; recommends corporate governance guidelines applicable to us; and provides oversight in the evaluation of our Board of Directors and each committee. We believe that the composition of our nominating and corporate governance committee meets the criteria for independence under, and the functioning of our nominating and corporate governance committee complies with, the applicable requirements of the New York Stock Exchange and the SEC rules and regulations.

Our Board of Directors will adopt a written charter for our nominating and corporate governance committee, which will be available on our website at www.teavana.com upon the consummation of this offering.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee of any other entity that has one or more executive officers who serve on our Board of Directors or compensation committee.

Code of Business Conduct and Ethics

We will adopt a code of business conduct and ethics applicable to our principal executive, financial and accounting officers and all persons performing similar functions. A copy of that code will be available on our website at www.teavana.com upon consummation of this offering. We expect that any amendments to such code, or any waivers of its requirements, will be disclosed on our website.

Director Compensation

Prior to this offering, members of our Board of Directors have not received cash compensation for their services as directors, except for the reimbursement of reasonable and documented costs and expenses incurred by directors in connection with attending any meetings of the Board of Directors or any committee thereof. Parallel, of which Mr. Fletcher is the founder and managing partner, has received fees from us, as well as reimbursement of reasonable out-of-pocket expenses incurred by it, for advisory services performed by Parallel pursuant to a letter agreement. See “Certain Relationships and Related Party Transactions—Advisory Services Agreement.” At least one of our directors has received equity grants from us in prior fiscal years for his services provided as a director, as discussed in more detail in the next paragraph.

We did not pay any cash or equity compensation to members of our Board of Directors during fiscal 2010 because all of our directors other than Mr. Nevins were either employees of our company or affiliated with our stockholder, Teavana Investment LLC. In fiscal 2005 and fiscal 2009, we granted to Mr. Nevins non-qualified stock options to purchase 37,029 shares and 18,515 shares of our Class A common stock at exercise prices of $1.12 per share and $2.43 per share, respectively.

After the consummation of this offering, our executive officers who are members of our Board of Directors and the directors who continue to provide services to, or are affiliated with, Parallel or funds advised by Parallel will not receive compensation from us for their service on our Board of Directors. Accordingly, Messrs. Mack and Fletcher will not receive compensation from us for their service on our Board of Directors. Only those directors who are considered independent directors under the corporate governance rules of the New York Stock Exchange will be eligible to receive compensation from us for their service on our Board of Directors. Messrs. Nevins, Saunders, Kyees and Dennis and other independent directors will be paid quarterly in arrears the following amounts:

•	a base annual retainer of $50,000 in cash;

•	an additional annual retainer of $35,000 in cash to the chairman of the audit committee; and

•	an additional annual retainer of $25,000 in cash to each of the chairmen of the compensation committee and the corporate governance and nominating committee.

In addition, upon initial election to our Board of Directors, each independent director will be granted an option to purchase 7,500 shares of our common stock, or such other amount as our compensation committee may from time to time determine. For each year of continued service thereafter, each independent director will be granted an annual option to purchase 2,000 shares of our common stock, or such other amount as our compensation committee may from time to time determine. Each grant will be subject to the same terms as those of our employees as described in the disclosure summarizing our 2011 Equity Incentive Plan. See “Compensation Discussion and Analysis—Stock Option and Other Compensation Plans—2011 Equity Incentive Plan.” We will also reimburse directors for reasonable expenses incurred to attend meetings of our Board of Directors or committees.

Director and Officer Indemnification Agreements

We have entered into indemnification agreements with each of our current directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

COMPENSATION DISCUSSION AND ANALYSIS

The following discussion describes and analyzes our executive compensation structure and our compensation for our named executive officers for fiscal 2010, who include Andrew T. Mack, our Chairman and Chief Executive Officer (“CEO”), Daniel P. Glennon, our Executive Vice President, Chief Financial Officer (“CFO”), and Peter M. Luckhurst, our Executive Vice President, Operations, Juergen W. Link, our Vice President, Distribution, and Robert A. Shapiro, our Vice President, Real Estate (collectively, our “NEOs” or our “named executive officers”). Detailed information regarding compensation paid to our named executive officers in fiscal 2010 is set forth in the “Summary Compensation Table” below.

Compensation Philosophy and Objectives

Our intent and philosophy in determining compensation packages at the time of hiring new executives has been based in part on providing compensation sufficient to enable us to attract the talent necessary to further develop our business, while at the same time being prudent in the management of our cash and equity in light of the stage of the development of our company. Compensation of our NEOs after the initial period following their hiring has been influenced by the amounts of compensation that we initially agreed to pay them, as well as by our evaluation of their subsequent performance, changes in their levels of responsibility, prevailing market conditions, the financial condition and prospects of our company and our attempt to maintain some level of internal equity in the compensation of existing executives relative to the compensation paid to more recently hired executives.

We compensate our NEOs with a combination of base salaries, cash bonuses, long-term equity compensation and other compensation. We think this combination of cash, bonus and equity awards is largely consistent with the forms of compensation provided by other companies with whom we compete for executive talent, and, as such, is a package that is consistent with the expectations of our executives and of the market for executive talent. Although we do not engage in benchmarking or use the services of an independent compensation consultant, our Board of Directors may also consider compensation levels with comparable positions in our industry and market to evaluate the total compensation decisions that it makes for our officers. The primary objectives of our executive compensation program are as follows:

•	to attract and retain talented and experienced executives in our industry;

•	to reward executives whose knowledge, skills and performance are critical to our success;

•	to ensure fairness among the executive management team by recognizing the individual contributions each executive officer makes to our success; and

•	to align the interests of our executive officers and stockholders by incentivizing executive officers to increase stockholder value and rewarding executive officers when stockholder value increases.

Elements of Compensation

Our current executive compensation program consists of the following key components:

Base salary

The primary component of compensation of our executive officers has historically been base salary. Base salary represents the most basic, fixed portion of our NEOs’ compensation and is an important element of designing a compensation program to attract and retain talented executive officers. We believe that we must maintain a base salary that is sufficiently competitive to position us to attract talented and experienced executives, and that it is important that our NEOs believe that over time they will continue to earn a salary that they regard as competitive. Base salaries are reviewed at the end of each fiscal year by our CEO (other than with respect to his own base salary) and Board of Directors and salary increases typically take effect at the beginning of the first quarter of the following fiscal year, unless business circumstances require otherwise.

Cash bonuses

We offer our executive officers the opportunity to participate in an annual cash bonus plan to align the financial incentives of our executive officers, including our NEOs, with our short-term operating plan and long-term strategic objectives and the interests of the company and our stockholders. Typically, the bonuses for our executive officers are linked to the achievement of certain of our annual financial objectives. These bonus opportunities allow us to reward our executive officers only if we achieve the goals pre-set by our Board of Directors.

Prior to the beginning of each fiscal year, our Board of Directors, in consultation with the CEO other than with respect to himself, determines the financial objectives upon which annual bonuses for the fiscal year will be based, and establishes a target award for each executive officer. After the end of the fiscal year, the Board of Directors, in consultation with the CEO (other than with respect to himself), determines the extent to which the financial objective(s) were met, and calculates the formula payout level for each executive officer. In addition, our CEO evaluates each executive officer’s overall individual performance (other than his own) and makes recommendations to the Board of Directors regarding the formula bonus payout level described above. Our Board of Directors takes into account the CEO’s recommendations and conducts the same analysis for the CEO, and determines the final bonus amounts.

Long-term equity compensation

Our equity program, which we have historically administered through our 2004 Management Incentive Plan, is designed to be sufficiently competitive to allow us to attract and retain talented executives. We have historically used non-qualified stock options as the form of equity award for executives. Because we award stock options with an exercise price equal to the fair market value of our common stock on the date of grant, these options will have value to our NEOs only if the market price of our common stock increases after the date of grant. Our stock option awards generally vest and become exercisable at a rate of 25% each year, commencing with the first anniversary of the grant. Our Board of Directors believes that these stock option awards align the interests of our named executive officers with those of the company and its stockholders, because they create the incentive to build stockholder value over the long-term. In addition, our Board of Directors believes the vesting provisions of our equity awards enhances our ability to retain our executives. In order to attract and retain highly-qualified executives, we generally compare our equity compensation program to compensation programs provided by other private equity-backed companies in our market.

We generally grant stock options to executive officers in connection with their hiring. The size of the initial stock option award is determined based on the executive’s position with us and takes into consideration the executive’s base salary and other compensation. The initial stock option awards are intended to provide the executive with an incentive to build value in the organization over an extended period of time, while remaining consistent with our overall compensation philosophy. We may also grant additional stock option grants in recognition of a commendable performance and in connection with a significant change in responsibilities, past performance and anticipated future contributions of the executive officer, the executive’s overall compensation package and the executive’s existing equity holdings. Stock options are granted with an exercise price equal to the fair value of our stock on the applicable date of grant. Following the consummation of this offering, we expect to determine fair value for purposes of stock option pricing based on the most recent closing price of our common stock on the New York Stock Exchange.

In conjunction with this offering, we intend to adopt the 2011 Equity Incentive Plan and grant Messrs. Mack, Glennon, Luckhurst, Link and Shapiro additional stock options, as discussed in “—Actions Taken Subsequent to Fiscal 2010.”

Other compensation

We also provide limited other executive benefits and perquisites and limited change in control benefits to our named executive officers as described further under “—Fiscal 2010 Compensation Decisions” below.

Compensation Decision Process

Historic

Prior to this offering, we were a privately-held company with a relatively small number of stockholders. As a result, we have not been subject to any stock exchange listing or SEC rules requiring a majority of our Board of Directors to be independent. Since our formation, our Board of Directors has overseen the compensation of our executive officers and our executive compensation programs and initiatives. While we have had a Compensation Committee of the Board of Directors, this committee has acted primarily in an advisory role, assisting the Board of Directors in compensation matters. The Board of Directors has also sought, and received, significant input from our CEO with regard to the performance and compensation of executives other than himself. In addition, certain of our directors prior to this offering had significant experience with private equity-backed companies and the executive compensation practices of such companies, and have applied this knowledge and experience to their judgments regarding our compensation decisions.

Post-offering

Prior to the consummation of this offering, we expect our Board of Directors to adopt a charter for the Compensation Committee that is compliant with the applicable requirements of the New York Stock Exchange and the SEC rules and regulations. In accordance with the new charter, the Compensation Committee will determine and approve the annual compensation of our CEO and recommend to the Board of Directors proposed compensation for our other executive officers, and will regularly report its compensation decisions to the full Board of Directors. The Compensation Committee will also administer our equity compensation plans, including our 2011 Equity Incentive Plan, which will become effective prior to the consummation of this offering. The Compensation Committee has not yet made significant decisions about the process that it will employ in performing these functions. As we gain experience as a public company, we expect that the specific direction, emphasis and components of our executive compensation program will continue to evolve. Accordingly, the compensation paid to our named executive officers for fiscal 2010 may not necessarily be indicative of how we may compensate our named executive officers following this offering.

Fiscal 2010 Compensation Decisions

Base Salary

In past years, the Board of Directors has reviewed the base salaries of our NEOs in the fourth quarter of each fiscal year, taking into account their general knowledge of the compensation practices within our industry, our CEO’s base salary recommendations, the scope of each NEO’s performance, individual contributions, responsibilities, experience, prior salary level and, in the case of a promotion, current position. As part of our annual review process, our Board of Directors approved annual increases in base salary for each of our NEOs effective at the beginning of fiscal 2010. These increases were 4.0% for all our NEOs and took into account accomplishments of each individual during the prior fiscal year. Mr. Mack’s base salary increased from $315,000 to $327,600; Mr. Glennon’s base salary increased from $200,000 to $208,000; Mr. Luckhurst’s base salary increased from $200,000 to $208,000; Mr. Link’s base salary increased from $180,000 to $187,200; and Mr. Shapiro’s base salary increased from $174,500 to $181,480. During the course of fiscal 2010, the Board of Directors increased each of Messrs. Glennon’s and Luckhurst’s base salary to $250,000 in connection with their respective promotions to Executive Vice President.

Subsequent to this offering, we expect our Compensation Committee to conduct an annual review of each NEO’s base salary, with input from our CEO (other than with respect to himself), and to make adjustments, including downward adjustments, as it determines to be reasonable and necessary to reflect the scope of a NEO’s performance, individual contributions, responsibilities, experience, prior salary level, position (in the case of a promotion) and market conditions.

Cash Bonus

Our Board of Directors adopted an annual cash bonus plan for fiscal 2010 in order to reward the performance of our executive officers in achieving our financial and strategic objectives. Under the fiscal 2010 bonus plan, our Board of Directors established threshold, target and maximum bonus amounts (expressed as a percentage of base salary) for each of our NEOs that would become payable upon the achievement of the applicable performance metric. The Board of Directors designed the bonus program so that the performance goals, even at the threshold level, would require a significant level of performance, and the target and maximum bonus amounts would be substantially more difficult to achieve. The following table shows the 2010 bonus targets as a percentage for each NEO’s base salary:

Named Executive Officer	Threshold Bonus Amount	Target Bonus Amount	Maximum Bonus Amount
	(as a percentage of base salary)
Andrew T. Mack	15.0%	30.0%	40.0%
Daniel P. Glennon	12.5%	25.0%	35.0%
Peter M. Luckhurst	12.5%	25.0%	35.0%
Juergen W. Link	10.0%	20.0%	30.0%
Robert A. Shapiro	10.0%	20.0%	30.0%

For fiscal 2010, the Board of Directors utilized as the objective performance metric our achievement of Adjusted EBITDA targets. The Board of Directors chose Adjusted EBITDA as the objective performance metric as this metric tracks both company earnings and cash flow and is indicative of our overall market value. For purposes of our cash bonus plan for fiscal 2010, Adjusted EBITDA is defined as earnings before interest, tax, depreciation and amortization, excluding fees paid to Parallel pursuant to the advisory services fee agreement with Parallel and reimbursement of travel-related expenses incurred to attend meetings of the Board of Directors. The Board of Directors determined that use of Adjusted EBITDA was more appropriate than EBITDA as the objective performance metric because Adjusted EBITDA excludes the impact of certain categories of Board-related expenses over which our NEOs had no control in the period.

For purposes of our cash bonus plan for fiscal 2010, the Adjusted EBITDA targets were set at threshold, target and maximum amounts as follows:

	Adjusted EBITDA
	(dollar amounts in millions)
Threshold	$19.1
Target	20.1
Maximum	$24.1	(1)

(1)	Represents the maximum Adjusted EBITDA amount for all NEOs other than Mr. Mack. The maximum Adjusted EBITDA for Mr. Mack was $26.1 million.

The Adjusted EBITDA performance metric was applied to all our NEOs, with the Board of Directors reserving the right, in the case of Messrs. Luckhurst and Shapiro, to make a negative adjustment based on the NEO’s performance against additional specified operating metrics. In the case of Mr. Luckhurst, the applicable operating metrics were field contributions, store payroll and other store operating costs. In the case of Mr. Shapiro, the applicable operating metric was average capital expenditures for new stores. At the time the Adjusted EBITDA performance metrics were set, our Board of Directors believed that the metrics were challenging and that the achievement of the performance metrics at the target level would require superior performance.

In making its award decisions, the Board of Directors took into account that our actual Adjusted EBITDA for fiscal 2010 of $28.3 million exceeded the Adjusted EBITDA target amount of $20.1 million by over $8 million, or approximately 41%. The Board of Directors determined that because our financial performance exceeded the Adjusted EBITDA maximum amount, each of our NEOs was awarded the maximum payout under the 2010 bonus plan. In light of Messrs. Luckhurst’s and Shapiro’s performance against their respective specified operating metrics, the Board did not make a negative adjustment to their payouts. The actual payouts to each NEO were as follows:

Named Executive Officer	Target Bonus Amount	Actual Bonus Amount
Andrew T. Mack	$98,280	$131,040
Daniel P. Glennon	55,029	77,040
Peter M. Luckhurst	55,029	77,040
Juergen W. Link	37,440	56,160
Robert A. Shapiro	$36,960	$54,444

Long-Term Equity Based Compensation

In fiscal 2010, our Board of Directors did not grant any equity awards to our executive officers.

Other Executive Benefits and Perquisites

We provide the following benefits to our executive officers:

•	health, disability and life insurance;

•	vacation, personal holidays and sick days; and

•	a 401(k) plan.

Unlike our other eligible employees, for our executive officers, we pay the entire amount of the health insurance premiums. We also carry a separate disability insurance policy for our executive officers. We pay the entire premiums for our executive officers who are eligible for this additional disability insurance policy. We believe these benefits are generally consistent with those offered by other companies with which we compete for executive talent.

Severance and Change in Control

We provide limited benefits to certain of our NEOs upon termination and changes in control, as summarized below.

Employment Agreements. We are party to existing employment agreements with Messrs. Mack and Link, which were amended and restated as of April 22, 2011. We have entered into employment agreements with Messrs. Glennon and Luckhurst dated as of April 22, 2011. See “—Agreements with Executives.” The amended and restated employment agreements with Messrs. Mack and Link and the employment agreements with Messrs. Glennon and Luckhurst provide for severance and other benefits which are designed to provide economic protection so that an executive can remain focused on our business without undue personal concern in the event that his position is eliminated or significantly altered by us, which is particularly important in light of the executives’ leadership roles at the company. The Board of Directors believes that providing severance or similar benefits is common among similarly situated companies and remains essential to recruiting and retaining key executives, which is a fundamental objective of our executive compensation program. For more information regarding the potential payments and benefits that would have been provided to our named executive officers in connection with a termination of employment on January 30, 2011 had Messrs. Mack’s and Link’s amended and restated employment agreements and Messrs. Glennon’s and Luckhurst’s employment agreements been in effect on such date, please see “—Potential Payments upon Termination or Change in Control,” below.

Change in Control Provisions. The prospect of a change in control of the company can cause significant distraction and uncertainty for executive officers and, accordingly, the Board of Directors believes that appropriate change in control provisions in equity award agreements are important tools for aligning executives’ interests in change in control transactions with those of our stockholders by allowing our executive officers to focus on strategic transactions that may be in the best interest of our stockholders without undue concern regarding the effect of such transactions on their continued employment.

Accordingly, upon a change in control or a qualified public offering (as such terms are defined in the applicable award agreement), any unvested stock options granted pursuant to the 2004 Management Incentive Plan automatically and immediately vest, and the holder of such options may exercise such options in whole or in part thereafter. This offering constitutes a qualified public offering and therefore 100% of the unvested stock options of Mr. Link will become vested. For a discussion of the impact of a change of control on equity awards that may be made under the 2011 Equity Incentive Plan, which we intend to adopt prior to the consummation of this offering, see “—2011 Equity Incentive Plan—Change in Control.”

For more information regarding the potential payments and benefits that would be provided to our named executive officers in connection with a change in control on January 30, 2011, please see “—Potential Payments upon Termination or Change in Control,” below.

Other Compensation Practices and Policies

Tax Considerations

Section 162(m) of the Internal Revenue Code of 1986, as amended (“Code”), generally disallows a federal income tax deduction to public corporations for compensation greater than $1 million paid for any fiscal year to the corporation’s Chief Executive Officer, a Chief Financial Officer and to the three most highly compensated executive officers other than the Chief Executive Officer and Chief Financial Officer. As we are not currently publicly-traded, our Board of Directors has not previously taken the deductibility limit imposed by Section 162(m) into consideration in setting compensation. We expect that our Compensation Committee will adopt a policy at some point in the future that, where reasonably practicable, will seek to qualify the variable compensation paid to our executive officers for an exemption from the deductibility limitations of Section 162(m). Until such policy is implemented, our Compensation Committee may, in its judgment, authorize compensation payments that do not consider the deductibility limit imposed by Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent. Under a transition rule, for a limited period of time after a company becomes publicly held, the deduction limits do not apply to any compensation paid pursuant to a compensation plan or agreement that existed when the company was not publicly held.

Policy regarding the timing of equity awards

As a privately-owned company, there has been no market for our common stock. Accordingly, in fiscal 2010, we had no program, plan or practice pertaining to the timing of stock option grants to executive officers coinciding with the release of material non-public information. We do not, as of yet, have any plans to implement such a program, plan or practice after becoming a public company. However, we intend to implement policies to ensure that equity awards are granted at fair market value on the date of grant.

Stock Ownership Policies

We have not established stock ownership or similar guidelines with regard to our executive officers. All of our executive officers currently have a direct or indirect, through their stock option holdings, equity interest in our company, and we believe that they regard the potential returns from these interests as a significant element of their potential compensation for services to us.

Recoupment Policy

We currently do not have a recoupment policy to adjust or recover bonuses or incentive compensation paid to executive officers where such bonuses or payments were based on financial statements that were subsequently restated or otherwise amended in a manner that would have reduced the size of such bonuses or payments. Once we are publicly traded, we will become subject to the recoupment requirements under Sarbanes-Oxley, the Dodd-Frank Wall Street Reform and Consumer Protection Act and other applicable laws.

Risk Considerations in Our Compensation Program

We believe that the mix and design of the elements of our employee compensation policies and practices do not motivate imprudent risk taking. Consequently, we are satisfied that any potential risks arising from our employee compensation policies and practices are not reasonably likely to have a material adverse effect on the company.

Actions Taken Subsequent to Fiscal 2010

Employment Arrangements

With effect from April 22, 2011, we entered into amended and restated employment agreements with Messrs. Mack and Link and new employment agreements with Messrs. Glennon and Luckhurst. The terms and conditions of these new or amended and restated employment arrangements are set forth below.

Amended and Restated Employment Agreements with Messrs. Mack and Link. Under Messrs. Mack’s and Link’s amended and restated employment agreements, each of Messrs. Mack’s and Link’s term of employment will be for a period of three years, commencing on the effective date of the amended and restated agreements, subject to automatic renewal for additional one-year terms. Under his amended and restated agreement, Mr. Mack’s base salary is $343,980 (equivalent to his base salary for fiscal 2011). Under his amended and restated agreement, Mr. Link’s base salary is $196,560 (equivalent to his base salary for fiscal 2011). Each of Messrs. Mack and Link will be eligible to participate in all pension, medical, retirement and other benefit plans and programs generally available to our senior officers. Under each of the amended and restated employment agreements, we may terminate the NEO’s employment without Cause (as defined below) at any time, upon 30 calendar days’ written notice to him and he may resign for Good Reason (as defined below), with 30 calendar days’ notice. If we terminate such NEO without Cause, or if he resigns for Good Reason, we are required to continue to pay the NEO his base salary for 18 months following the termination date, subject to his execution and delivery to us of a general release of claims in our favor. If we terminate either of Messrs. Mack or Link for Cause, if he resigns other than for Good Reason, or if his employment terminates due to death or Disability (as defined below), we are required only to pay such NEO (or his estate) his accrued but unpaid salary and unreimbursed expenses for which he is entitled to reimbursement from us.

Employment Agreements with Messrs. Glennon and Luckhurst. Under Messrs. Glennon’s and Luckhurst’s employment agreements, each of Messrs. Glennon’s and Luckhurst’s term of employment will be for a period of three years, commencing on the effective date of their agreements, subject to renewal for additional one-year terms. The initial term and each successive one-year period is referred to as the “Employment Period.” The employment agreements will provide that Messrs. Glennon and Luckhurst will each receive an annual base salary of $250,000 (equivalent to their respective base salaries for fiscal 2011). Each of Messrs. Glennon and Luckhurst will be eligible to participate in all pension, medical, retirement and other benefit plans and programs generally available to our other senior officers. We may terminate the employment of each of Mr. Glennon and Mr. Luckhurst without Cause at any time, upon 30 calendar days’ written notice to such NEO and he may resign for Good Reason, with 30 calendar days’ notice. If we terminate either Mr. Glennon or Mr. Luckhurst without Cause, or if he resigns for Good Reason, we are required to continue to pay such NEO his base salary for 18 months following the termination date, subject to his execution and delivery to us of a general release of claims in our favor. If either Mr. Glennon or Mr. Luckhurst is terminated by us for Cause, if he resigns other than for good reason or if his employment terminates due to death or disability, we are required only to pay such NEO his accrued and unpaid salary and unreimbursed expenses for which he is entitled to reimbursement from us. As part of their respective employment agreements, Messrs. Glennon and

Luckhurst have also agreed to provisions relating to non-competition, non-solicitation, confidentiality and protection of our intellectual property.

For purposes of the amended and restated employment agreements of Messrs. Mack and Link and the employment agreements of Messrs. Glennon and Luckhurst, the terms “Cause,” “Good Reason” and “Disability” have the meanings set forth below:

“Cause” means (i) the failure by the employee to perform his duties in any material respect after reasonable notice and an opportunity to cure; (ii) the conviction of the employee of any felony or the plea by the employee of nolo contendere to any felony; (iii) personally or on behalf of another person, receipt by the employee of a benefit relating to the Company or its subsidiaries or its funds, properties, opportunities or other assets that the Board of Directors considers to be in violation of a policy of the Company, applicable law, or constituting fraud, embezzlement or misappropriation; (iv) the failure by the employee to comply in any material respect with any written policy of the Company after reasonable notice and an opportunity to cure; (v) the willful material misstatement of the financial records of the Company or its subsidiaries or complicit actions in respect thereof; (vi) the willful failure to disclose material financial or other information to the Board of Directors; (vii) the material breach by the employee of any of the terms of the applicable employment agreement; or (viii) disparaging the Company, its subsidiaries or its executives or employees, or engaging in any conduct that would tend to materially harm their reputation.

“Disability,” if the Company or its subsidiary Teavana Corporation provides long-term disability insurance to its employees generally, has the meaning set forth in the plan regarding eligibility for long-term disability insurance; otherwise, the term “Disability” means a physical or mental incapacity as a result of which the employee becomes unable to continue to perform fully his duties for 60 consecutive calendar days or for shorter periods aggregating 120 or more days in any 12-month period or upon the determination by a licensed medical doctor practicing as a specialist in the area to which the alleged disability relates selected by the Company that the employee will be unable to return to work and perform his duties on a full-time basis within 30 calendar days following the date of such determination on account of mental or physical incapacity. The Board of Directors’ determination, in its sole discretion, as to whether a Disability exists and the initial date of Disability is final and binding upon the parties to the employment agreements.

“Good Reason” means the occurrence of any of the following events, without the employee’s consent: (i) the Company’s material breach of the employee’s employment agreement; (ii) the assignment of the employee to a position, responsibilities, or duties of a materially lesser status or degree of responsibility than his position, responsibilities, or duties as of the effective date of the agreement; or (iii) relocation of the employee’s principal workplace to a location that is more than 50 miles away from the location on the effective date of the agreement. No “Good Reason” exists unless (x) the employee notifies the Company in writing within 60 days after the initial existence of any condition listed above, and the Company fails to cure the condition within 60 days after receiving notice, and (y) the employee terminates employment by no later than 150 days after the initial existence of any condition listed above.

Adoption of 2011 Equity Incentive Plan

We expect our Board of Directors to adopt the 2011 Equity Incentive Plan prior to the consummation of this offering to attract, motivate, retain and reward selected employees and other eligible persons through the grant of equity awards. We also intend to obtain approval of this plan from our stockholders prior to the consummation of this offering. For more information on the 2011 Equity Incentive Plan, see “—Stock Option and Other Compensation Plans—2011 Equity Incentive Plan.”

Stock Option Grants in Conjunction with this Offering

In conjunction with this offering, our Board of Directors intends to make one-time grants to members of our senior management team of additional stock options under the 2011 Equity Incentive Plan to purchase a number of shares of our common stock. These options are being granted in order to continue to provide these executives with incentive to build shareholder value over the long-term. The actual number of stock options to be granted and the exercise price of such options will be determined by our Board of Directors at the time of this offering. We intend that any stock options granted to members of our senior management team in connection with this offering will vest annually in equal 25% installments, commencing on the first anniversary of the date of grant.

Summary Compensation Table

The following table sets forth information regarding compensation earned by our NEOs during fiscal 2010.

Named Executive Officer and Principal Position	Year	Salary	Bonus	Option Awards (1)	Non-Equity Incentive Plan Compensation (2)	All other Compensation		Total
Andrew T. Mack	2010	$327,600	—	—	$131,040	$14,779	(3)	$473,419
Chairman and Chief Executive Officer

Daniel P. Glennon	2010	220,115	—	—	77,040	23,098	(3)	320,253
Executive Vice President, Chief Financial Officer

Peter M. Luckhurst	2010	220,115	—	—	77,040	23,094	(3)	320,249
Executive Vice President, Operations

Juergen W. Link	2010	187,200	—	—	56,160	21,651	(3)	265,011
Vice President, Distribution

Robert A. Shapiro	2010	$181,480	—	—	$54,444	$16,590	(3)	$252,514
Vice President, Real Estate

(1)	There were no stock option grants made in fiscal 2010.
(2)	The amounts shown in this column represent annual cash incentive awards for fiscal 2010 made to the NEOs.
(3)	Represents health premium reimbursements, 401(k) matching contributions, life insurance premiums, and short-term disability premiums.

Fiscal 2010 Grants of Plan-Based Awards

The following table sets forth certain information with respect to grants of plan-based awards for fiscal 2010 with respect to our named executive officers. We did not grant any stock options to our named executive officers in fiscal 2010.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Under- lying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
		Threshold	Target	Maximum	Threshold	Target	Maximum
Andrew T. Mack	January 31, 2011	$49,140	$98,280	$131,040	—	—	—	—	—	—	—
Daniel P. Glennon	January 31, 2011	27,514	55,029	77,040	—	—	—	—	—	—	—
Peter M. Luckhurst	January 31, 2011	27,514	55,029	77,040	—	—	—	—	—	—	—
Juergen W. Link	January 31, 2011	18,720	37,440	56,160	—	—	—	—	—	—	—
Robert A. Shapiro	January 31, 2011	$18,148	$36,960	$55,440	—	—	—	—	—	—	—

Outstanding Equity Awards at Fiscal Year End

The following table sets forth information regarding outstanding equity awards held as of January 30, 2011 by our NEOs.

Named Executive Officer	Number of Securities Underlying Unexercised Options (#)- Exercisable	Number of Securities Underlying Unexercised Options (#) - Unexercisable	Option Exercise Price ($ per Share) (6)	Option Expiration Date
Daniel P. Glennon	277,721	—	$1.12	8/1/2015
	37,029	—	1.12	2/1/2017
Peter M. Luckhurst	277,721	—	1.12	2/1/2016
Juergen W. Link	9,257	27,772	2.43	11/1/2019
Robert A. Shapiro	268,389	—	$1.12	6/1/2015

(1)	The vesting commencement date for this grant is August 1, 2005.
(2)	The vesting commencement date for this grant is February 1, 2007.
(3)	The vesting commencement date for this grant is February 1, 2006.
(4)	The vesting commencement date for this grant is November 1, 2009.
(5)	The vesting commencement date for this grant is June 1, 2005.
(6)	All options vest in the following manner: 25% on each anniversary of the grant date, commencing on the first anniversary.

Pension Benefits

None of our NEOs participates in, or has an account balance in, a qualified or non-qualified defined benefit plan sponsored by us.

Non-Qualified Deferred Compensation

None of our named executive officers participates in, or has account balances in, a traditional non-qualified deferred compensation plan or other deferred compensation plans maintained by us.

Potential Payments upon Termination or Change in Control

The following table summarizes the potential payments and benefits payable to certain of our NEOs if we terminate their employment without “Cause” or if they terminate employment with us for “Good Reason,” as described in more detail below under “Agreements with Executives.” The amount of severance that would be payable would be the same whether the termination occurred before or after a change in control of the company, and would be payable over time as described below under “Agreements with Executives.” In addition, upon a change in control of the Company, all outstanding unvested options of our NEOs would become fully vested as described below under “—Stock Options and Other Compensation Plans—2004 Management Incentive Plan.” The table below reflects the value of accelerated vesting. No other payments or benefits are triggered by a change in control of the Company. The table reflects estimated amounts assuming that termination and change in control, as applicable, occurred on January 30, 2011 and that Messrs. Mack’s and Link’s amended and restated employment agreements and Messrs. Glennon’s and Luckhurst’s employment agreements had been in effect on such date. The actual amounts that would be paid upon an NEO’s termination of employment can be determined only at the time of such event.

Name	Severance upon Termination before or after a Change in Control (1)	Value of Accelerated Stock Options upon a Change in Control (2)
Involuntary without cause
Andrew T. Mack	$491,400	N/A
Daniel P. Glennon	375,000	N/A
Peter M. Luckhurst	375,000	N/A
Juergen W. Link	280,800	N/A

Vesting upon change in control
Juergen W. Link	N/A	$387,525

(1)	The severance amounts reported for Messrs. Mack, Glennon, Luckhurst and Link represent 1.5 times base salary at January 30, 2011 assuming that Messrs. Mack’s and Link’s amended and restated employment agreements and Messrs. Glennon’s and Luckhurst’s employment agreements had been in effect on such date.
(2)	The amount reported for Mr. Link represents the value of the accelerated vesting of 27,772 stock options calculated based on the “spread” value between the fair market value of our common stock at January 30, 2011 and the exercise price of such options.

Agreements with Executives

Amounts paid to Messrs. Mack and Link in fiscal 2010 were based, in part, on employment agreements in place with them. Below is a description of those agreements. We did not have in place employment agreements with Messrs. Glennon and Luckhurst during fiscal 2010. We have amended and restated Messrs. Mack’s and Link’s employment agreements, and have entered into new employment agreements with Messrs. Glennon and Luckhurst. For a discussion of Messrs. Mack’s and Link’s amended employment agreements and the employment agreements that we have entered into with Messrs. Glennon and Luckhurst, see “—Actions Taken Subsequent to Fiscal 2010—Employment Arrangements,” above.

Andrew Mack Employment Agreement

Mr. Mack’s original employment agreement is dated December 17, 2004 and was for a one-year term, provided that commencing on the first day after the expiration of the first year and on each anniversary of the agreement, the agreement automatically is extended for successive one-year periods unless either we or Mr. Mack gives written notice to the other, not less than 30 calendar days prior to the otherwise termination date, that such party does not want the agreement to be extended. The initial term and each successive one-year period is referred to as the “Employment Period.” The agreement provided for an initial annual salary of $150,000, which has been adjusted from time to time by the Board of Directors and participation in all pension, medical, retirement and other benefit plans and programs generally available to our other senior officers. We may terminate Mr. Mack’s employment without “Cause” (as such term is defined in the agreement) at any time, upon 30 calendar days’ written notice to him. If we terminate Mr. Mack without “Cause,” we are required to pay Mr. Mack the lesser of (i) the remainder of his salary for the Employment Period or (ii) his salary for 12 months following the termination date. If Mr. Mack is terminated by us for “Cause,” we are required to pay Mr. Mack his accrued and unpaid salary and unreimbursed expenses for which he is entitled to reimbursement from us. If Mr. Mack dies during his Employment Period or if his employment is terminated due to “Disability” (as defined in the agreement), we are required to pay him or his estate (or other designee) the sum of (i) his accrued but unpaid salary earned before his death and (ii) all unreimbursed expenses for which he is entitled to reimbursement from us. Mr. Mack also agreed to provisions relating to non-competition, non-solicitation, confidentiality and protection of our intellectual property.

Juergen Link Employment Agreement

Mr. Link’s original employment agreement is dated June 30, 2005 and terminates on the third anniversary of the date of the agreement, provided that commencing on the first day after the expiration of the initial employment term and on each anniversary of the agreement, the agreement automatically is extended for successive one-year periods unless either the Company or Mr. Link gives written notice to the other, not less than 90 calendar days prior to the otherwise termination date, that such party does not want the agreement to be extended. The initial term and any successive one-year period is referred to as the “Employment Period.” The agreement provided for an initial salary of $140,000 with annual increases of at least three percent and participation in all pension, medical, retirement and other benefit plans and programs generally available to our other senior officers. We can terminate Mr. Link’s employment without “Cause” (as such term is defined in the agreement) at any time, upon 30 calendar days’ written notice to him and he may resign for “Good Reason” (as such term is defined in the agreement, with 10 calendar days’ notice. If we terminate Mr. Link without “Cause,” or if he resigns for “Good Reason,” we are required to pay Mr. Link the lesser of (i) the remainder of his salary for the Employment Period or (ii) his salary for 18 months following the termination date. If Mr. Link is terminated by us for “Cause,” we are required only to pay Mr. Link his accrued and unpaid salary and unreimbursed expenses for which he is entitled to reimbursement from us. If Mr. Link dies during his Employment Period, we are required to pay to him or his estate (or other designee) the sum of his accrued but unpaid salary earned before his death and all unreimbursed expenses for which he is entitled to reimbursement from us. We have the right to terminate Mr. Link’s employment at any time upon his “Disability” (as such term is defined in the agreement) during the Employment Period. If Mr. Link’s employment is terminated as a result of “Disability,” we are required to pay the sum of (i) accrued but unpaid salary prior to his “Disability” and (ii) all unreimbursed expenses for which he is entitled to reimbursement from us. As part of their respective employment agreements, Mr. Link also agreed to provisions relating to non-competition, non-solicitation, confidentiality and protection of our intellectual property.

Stock Option and Other Compensation Plans

2004 Management Incentive Plan

Our Board of Directors and stockholders approved and adopted our 2004 Management Incentive Plan in December 2004. Because option grants made through November 2009 have exhausted the number of shares reserved for issuance under the 2004 Management Incentive Plan, we have not made, and do not intend to make, any further equity awards under that plan.

Eligibility; Types of Awards

Selected executive officers, directors, consultants or other independent advisors, and key employees, were eligible for awards under the plan. The plan provides for grants of stock options only.

Shares Subject to the Plan

The number of shares of common stock that we may issue with respect to stock options granted under the plan will not exceed an aggregate of 1,851,471 shares, as may be adjusted due to changes in capitalization, merger, reorganization, or other similar events. If any outstanding stock options expire or are canceled without having been fully exercised, the underlying shares will become available for grant under our 2011 Equity Incentive Plan (as described below).

Administration

The plan is administered by our Board of Directors or by a committee as the Board may appoint from time to time. The administrator has the full authority and discretion to administer the plan and to take any action that is necessary or advisable in connection with the administration of the plan, including without limitation the authority and discretion to interpret and construe any provision of the plan or any agreement, notification or document evidencing the grant of a stock option. The administrator’s determinations will be final and conclusive.

Stock Options

The plan allows the administrator to grant incentive stock options, as that term is defined in section 422 of the Code or nonqualified stock options. Only our employees or employees of our subsidiaries may receive incentive stock option awards. Options must have an exercise price at least equal to the fair market value of the underlying shares on the date of grant. The optionholder may pay the exercise price in cash or by check, by tendering shares of common stock, by a combination of cash and shares, or by any other means that the administrator approves. Generally, the options have a 10 year term; however, the options will expire earlier if the optionholder’s service relationship with us terminates. Outstanding stock options are generally subject to a four-year annual vesting schedule; however, any unvested options will become fully vested in connection with this offering.

Corporate Transactions

In the event of any stock dividend, split, combination, recapitalization, merger, consolidation, spin-off, reorganization, liquidation, distribution of assets, issuance of rights or warrants to purchase securities, or other similar corporate transactions, the administrator may, in its discretion, require that optionholders surrender their options for some alternative consideration. Under our form of award agreement, upon a “change in control” of the company, or a qualified initial public offering, all unvested stock options will vest and become exercisable. This offering will constitute a qualified public offering and, accordingly, in connection with this offering all unvested stock options will vest and become exercisable.

Amendment and Termination

Our Board of Directors may amend or terminate the plan at any time. Stockholder approval is required to reprice underwater options.

2011 Equity Incentive Plan

Our Board of Directors and stockholders intend to approve and adopt our 2011 Equity Incentive Plan prior to the consummation of this offering.

Purpose

We believe that the plan will promote our long-term growth and profitability by (i) providing key personnel with incentives to improve stockholder value and to contribute to our growth and financial success through their future services, and (ii) enabling us to attract, retain and reward the best available personnel.

Eligibility; Types of Awards

Selected employees, officers, directors, and other individuals providing bona fide services to us or any of our affiliates, are eligible for awards under the plan. The administrator may also grant awards to individuals in connection with hiring, retention, or otherwise before the date the individual first performs services; however, those awards will not become vested or exercisable before the date the individual first performs those services. The plan provides for grants of stock options, stock appreciation rights, restricted or unrestricted stock awards, restricted stock units, performance awards, and other stock-based awards.

Shares Subject to the Plan

The number of shares of common stock that we may issue with respect to awards granted under the plan will not exceed an aggregate of 750,000 shares plus the number of shares that are subject to stock options granted under our 2004 Management Incentive Plan that expire or are canceled without having been fully exercised, or are settled in cash. This limit will be adjusted to reflect any stock dividends, split-ups, recapitalizations, mergers, consolidations, share exchanges, and similar transactions. If any award, or portion of an award, under the plan expires or terminates unexercised, becomes unexercisable, is settled in cash without delivery of shares, or is forfeited or otherwise terminated or canceled as to any shares, the shares subject to such award will thereafter be available for further awards under the plan other than incentive stock options.

Administration

The plan is administered by our Board of Directors or by a committee or committees as the Board may appoint from time to time. The administrator has the full authority and discretion to administer the plan and to take any action that is necessary or advisable in connection with the administration of the plan, including without limitation the authority and discretion to interpret and construe any provision of the plan or any agreement or other documents relating to the plan. The administrator’s determinations will be final and conclusive.

Stock Options

The plan allows the administrator to grant incentive stock options, as that term is defined in section 422 of the Code, or nonqualified stock options. Only our employees or employees of our subsidiaries may receive incentive stock option awards. Options must have an exercise price at least equal to the fair market value of the underlying shares on the date of grant. The option holder may pay the exercise price in cash or by check, by tendering shares of common stock, by a combination of cash and shares, or by any other means that the administrator approves. Generally, the options have a 10 year term; however, the options will expire earlier if the optionee’s service relationship with us terminates.

Stock Appreciation Rights

The plan allows the administrator to grant awards of stock appreciation rights which entitle the holder to receive a payment in cash, in shares of common stock, or in a combination of both, having an aggregate value equal to the spread on the date of exercise between the fair market value of the underlying shares on that date and the base price of the shares specified in the grant agreement, multiplied by the number of shares specified in the award being exercised. No stock appreciation right shall have a term that exceeds ten years.

Stock Awards

The plan allows the administrator to grant restricted or unrestricted stock awards, awards denominated in stock-equivalent units, or restricted stock units, to eligible participants with or without payment of consideration by the grantee. Awards denominated in stock-equivalent units will be credited to a bookkeeping reserve account solely for accounting purposes. Stock awards and restricted stock units may be paid in cash, in shares of common stock, or in a combination of both. Stock awards may also be denominated in other securities.

Performance Awards

The plan allows the administrator to grant performance awards which become payable in cash, in shares of common stock, or in a combination of both, upon attainment of one or more performance goals established by the administrator. The administrator may establish performance goals relating to any of the following, as it may apply to an individual, one or more business units, divisions or subsidiaries, or on a company-wide basis, and in either absolute terms or relative to the performance of one or more comparable companies or an index covering multiple companies: net sales (including specified types or categories thereof); net income; earnings before interest, taxes, depreciation and amortization (EBITDA); operating income; pre- or after-tax income; cash flow (including specified types or categories thereof); cash flow per share; net earnings; earnings per share; price-to-earnings ratio; return on equity; costs (including specified types or categories thereof); budgeted expenses (operating and capital); inventory turns; working capital; customer satisfaction survey results; customer growth; objective measures related to store openings, relocations and remodelings (including number, cost, timeline, productivity and operating efficiency); objective measures related to lease arrangements (including number, cost and timeline); objective measures of productivity or operating efficiency; gross or net profitability/profit margins; return on invested capital; return on assets; growth in assets; share price performance; economic value added; total stockholder return; improvement in or attainment of expense levels; improvement in or attainment of working capital levels; relative performance to a group of companies comparable to the company, and strategic business criteria consisting of one or more objectives based on the company’s meeting specified goals relating to revenue, market penetration, business expansion, costs or acquisitions or divestitures.

Change in Control

In the event of any transaction resulting in a “change in control” of the company (as defined in the plan), outstanding stock options and other awards that are payable in or convertible into our common stock will terminate upon the effective time of the change in control unless provision is made in connection with the transaction for the continuation, assumption, or substitution of the awards by the surviving or successor entity or its parent. In the event of such termination the holders of stock options and other awards under the plan will be permitted immediately before the change in control to exercise or convert all portions of awards that are exercisable or convertible or which become exercisable or convertible upon or prior to the effective time of the change in control.

Amendment and Termination

No award will be granted under the plan after the close of business on the day before the tenth anniversary of the effective date of the plan. Our Board of Directors may amend or terminate the plan at any time. Stockholder approval is required to reprice underwater options.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Investment by Teavana Investment LLC

In December 2004, pursuant to a contribution agreement among Andrew Mack, Nancy Mack, Teavana Corporation, Teavana Investment LLC and North Point Advisors, LLC (a minority investor in Teavana Investment LLC), we sold 9,005,217 shares of our Class B redeemable common stock and 10,683,333 shares of our Series A redeemable preferred stock for an aggregate amount of $10,683,333. Teavana Investment LLC’s managing member is SKM Equity Fund III, L.P. F. Barron Fletcher III, one of our directors, is a member of SKM Partners, LLC, the general partner of SKM Equity Fund III, L.P. Pursuant to that transaction, Teavana Investment LLC became the sole holder of our Class B redeemable common stock and our Series A redeemable preferred stock. In connection with the closing of this offering, we will redeem the Series A redeemable preferred stock for an aggregate redemption value of $10,683,333, and all of the shares of Class B redeemable common stock held by Teavana Investment LLC will convert into shares of our Class A common stock at a one-to-one ratio. Immediately prior to the consummation of this offering, all of our shares of Class A common stock will be reclassified as common stock.

Indemnification Obligations

Under the contribution agreement, we agreed to indemnify Teavana Investment LLC, its heirs, successors and assigns from losses to the extent resulting from or arising out of:

•

any failure of any representation or warranty made by us or by Andrew or Nancy Mack in the contribution agreement relating to corporate existence and power, corporate authorization and enforceability, capitalization, properties and sufficiency of assets, plans and material documents, securities compliances, authority and enforceability and tax matters in the contribution agreement; or

•	the breach of any covenant or agreement made by us or Andrew or Nancy Mack in the contribution agreement.

Our indemnification obligations are subject to the following limitations:

•

we are not required to indemnify a party with respect to any claim arising out of our indemnification obligations unless the aggregate of all indemnifiable losses, determined without consideration of any materiality limitations in the contribution agreement, exceeds $200,000, in which case we are responsible to the full extent of such losses; and

•	we are not required to indemnify any party for indemnifiable losses in excess of an aggregate of $10,683,333.

In addition, we entered into a security agreement with Teavana Investment LLC in November 2004 pursuant to which we granted a security interest in all of our assets as security for the payment and performance of our indemnification obligations under the contribution agreement.

Stockholders Agreement

In connection with the sale of stock to Teavana Investment LLC in December 2004, we entered into a stockholders agreement with Andrew Mack, Nancy Mack and Teavana Investment LLC and persons who become stockholders of our company from time to time relating to our shares of common stock, preferred stock and any other equity securities that we may issue and they may hold. Among other things, the stockholders agreement places certain restrictions on the ability of the parties thereto to transfer shares of our equity securities and provides for certain rights of first offer and co-sale relating to our equity securities held by the parties thereto. The stockholders agreement grants to Teavana Investment LLC the right under certain circumstances to force the other parties thereto to transfer the shares of our equity securities held by them to a third party. In addition, under certain circumstances, the parties thereto have preemptive rights upon a sale by us of certain securities, including shares of our common stock. Subject to certain minimum ownership requirements, the stockholders agreement provides that four of our directors shall be nominated by Andrew and Nancy Mack and three by Teavana Investment LLC and further grants to Teavana Investment LLC a consent right over certain significant corporate actions. Finally, among other things, we covenanted to furnish certain reports and financial statements to Teavana Investment LLC.

We have entered into an amendment to the Stockholders Agreement with Andrew Mack and Teavana Investment LLC terminating such agreement in its entirety effective upon consummation of this offering.

Registration Rights Agreement

In connection with the sale of the Series A redeemable preferred stock and Class B redeemable common stock to Teavana Investment LLC in December 2004, we entered into a registration rights agreement relating to our shares of common stock held by Teavana Investment LLC at any time. These registration rights will expire, with respect to any particular shares of common stock, when such shares may be sold pursuant to Rule 144 of the Securities Act or a similar exemption without volume or manner of sale limitations. Under the registration rights agreement, we are responsible, subject to certain exceptions, for the expenses of any offering of our shares of common stock held by Teavana Investment LLC other than underwriting discounts and selling commissions. Additionally, under the registration rights agreement we may not grant superior registration rights to any other person without the consent of Teavana Investment LLC. The registration rights agreement contains customary indemnification provisions.

In connection with this offering, Teavana Investment LLC has agreed not to sell or otherwise dispose of any securities for a period of 180 days after the date of this prospectus, subject to certain terms and conditions. For more information regarding such restrictions, see the section captioned “Underwriting.”

Demand Registration Rights

Under the registration rights agreement, subject to certain exceptions, Teavana Investment LLC has the right to require us to register for public sale under the Securities Act all shares of common stock that it requests be registered at any time following the expiration of the lock-up period in connection with this offering. The request for registration must cover at least that number of shares with an anticipated gross offering price of at least $10.0 million. If we determine that it would be seriously detrimental to our stockholders to effect such a demand registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days. We will not be required to effect a demand registration if we intend to effect a primary registration of our securities within 60 days of receiving notice of a demand registration, provided that we file such intended registration statement within the 60-day period. Additionally, we will not be required to effect a demand registration during the period beginning with the date of filing of, and ending 120 days following the completion of, a primary registered offering of our securities, except if Teavana Investment LLC had requested “piggyback” registration rights in connection with such offering and less than half of the shares of common stock requested to be included in such offering were sold.

Piggyback Registration Rights

After the closing of this offering, if we propose to register the offer and sale of any of our securities under the Securities Act, in connection with the public offering of such securities, Teavana Investment LLC will be entitled to certain “piggyback” registration rights allowing it to include its shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (1) a registration related to a company stock plan and (2) a registration related to the exchange of securities in certain corporate reorganizations or certain other transactions, Teavana Investment LLC is entitled to notice of the registration and has the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include its shares in the registration.

S-3 Registration Rights

After the closing of this offering, Teavana Investment LLC may make a written request that we register the offer and sale of its shares on a shelf registration statement on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request covers at least that number of shares with an anticipated aggregate offering price of at least $500,000. If we determine that it would be seriously detrimental to our stockholders to effect such a registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days. We will not be required to effect such registration if we intend to effect a similar registration of our securities within 60 days of receiving notice of such registration, provided that we file such intended registration statement within the 60-day period. Additionally, we will not be required to effect such registration during the period beginning with the date of filing of, and ending 120 days following the completion of, a primary registered offering of our securities, except if Teavana Investment LLC had requested “piggyback” registration rights in connection with such offering and less than half of the shares of common stock requested to be included in such offering were sold.

Advisory Services Agreement

In December 2004 we entered into an advisory services agreement with SKM Growth Investors, L.P., the predecessor entity to Parallel. Parallel manages certain investments on behalf of SKM Equity Fund III, L.P., a private-equity investment fund that holds substantially all of the ownership interest in Teavana Investment LLC. F. Barron Fletcher III, one of our directors, is the founder and managing partner of Parallel. Pursuant to the advisory services agreement, we agreed to pay the advisor an annual fee to be mutually agreed between the parties thereto on an annual basis and to reimburse the advisor for all reasonable out-of-pocket expenses incurred in connection with the services provided under the advisory services agreement. In addition, the advisory services agreement provides for customary indemnification provisions. The advisory fee paid by us to Parallel was $250,000 in each of fiscal 2010, 2009 and 2008. We and Parallel have agreed to terminate our fee obligations under the advisory services agreement effective upon the consummation of this offering.

Lease Arrangements

As of January 30, 2011, we leased 16 of our store locations from The Macerich Company, or Macerich. Michael Nevins, a member of our Board of Directors, served as Senior Vice President-Leasing for Macerich from 2005 to 2011. These leases generally have 10-year terms, with no renewal option. Our rent expense attributable to Macerich was $0.7 million, $1.1 million and $1.5 million in 2008, 2009 and 2010, respectively. Our future minimum lease payments to Macerich under all of our leases with them were $9.5 million as of January 30, 2011. Mr. Nevins recused himself from any board discussions involving store locations leased in Macerich-owned malls and we believe that the leases that we have signed to date with Macerich are on fair market terms.

Procedures for Related Party Transactions

Our Board of Directors will adopt a written code of business conduct and ethics for our company, which will be publicly available on our website at www.teavana.com, upon consummation of this offering. The code of conduct and ethics was not in effect when we entered into the related party transactions discussed above. Under our code of business conduct and ethics, our employees, officers and directors will be discouraged from entering into any transaction that may cause a conflict of interest for us. In addition, they must report any potential conflict of interest, including related party transactions, to their managers or our corporate counsel who then reviews and summarizes the proposed transaction for our audit committee. Pursuant to its charter, our audit committee will be required to then approve any related-party transactions, including those transactions involving our directors. In approving or rejecting such proposed transactions, the audit committee will be required to consider the relevant facts and circumstances available and deemed relevant to the audit committee, including the material terms of the transactions, risks, benefits, costs, availability of other comparable services or products and, if applicable, the impact on a director’s independence. Our audit committee will approve only those transactions that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our audit committee determines in the good faith exercise of its discretion.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information as of May 1, 2011 regarding the beneficial ownership of our common stock (i) immediately prior to this offering and (ii) as adjusted to give effect to this offering assuming either no exercise of the underwriters’ overallotment option or exercise of the overallotment option, by:

•	each stockholder whom we know to own beneficially more than 5% of our common stock;

•	each of our directors and named executive officers individually;

•	all directors and executive officers as a group; and

•	the selling stockholders.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Common stock subject to options that are currently exercisable or exercisable within 60 days of May 1, 2011 are deemed to be outstanding and beneficially owned by the person holding the options. Shares issuable pursuant to stock options or warrants are deemed outstanding for computing the percentage ownership of the person holding such options or warrants but are not outstanding for computing the percentage of any other person. The percentage of beneficial ownership for the following table is based on 27,744,243 shares of our Class A common stock and 9,005,217 shares of our Class B redeemable common stock (assuming conversion of all of our Class B redeemable common stock into shares of our Class A common stock on a one-for-one basis and the reclassification of our Class A common stock as common stock) outstanding as of May 1, 2011. The number of shares of common stock shown below as being beneficially owned by the selling stockholders and their respective percentages of ownership after the offering assume the sale of all 7,142,858 shares of common stock being offered for sale by us and the selling stockholders in this offering. Unless otherwise indicated, the address for each listed stockholder is: c/o Teavana Holdings, Inc., 3630 Peachtree Road NE, Suite 1480, Atlanta, GA 30326. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.

	Shares Beneficially Owned Prior to Offering(1)	Percentage Beneficially Owned Prior to Offering(2)	Number of Shares Offered(3)	Shares Subject to Over- Allotment Option	Shares Beneficially Owned After Offering		Percentage Beneficially Owned After Offering(4)
Name and Address of Beneficial Owner					Without Over- Allotment Option	With Over- Allotment Option	Without Over- Allotment Option	With Over- Allotment Option
5% Stockholders:
Teavana Investment LLC (5)	9,005,217	23.7%	1,433,946	253,049	7,571,271	7,318,222	19.9%	19.2%

Executive Officers and Directors:
Andrew T. Mack	26,172,729	68.9%	4,167,615	735,462	22,005,114	21,269,652	57.9%	55.9%
Daniel P. Glennon (6)	314,750	*	50,119	8,845	264,631	255,786	*	*
Peter M. Luckhurst (7)	277,721	*	44,223	7,804	233,498	225,694	*	*
Juergen W. Link (8)	1,399,482	3.7%	226,654	39,998	1,196,741	1,156,743	3.2%	3.0%
Robert A. Shapiro (9)	268,389	*	42,737	7,542	225,652	218,110	*	*
F. Barron Fletcher III (5)	9,005,217	23.7%	1,433,946	253,049	7,571,271	7,318,222	19.9%	19.2%
Michael J. Nevins (10)	43,587	*	8,845	1,561	46,699	45,138	*	*
All directors and executive officers as a group (7 persons)	37,481,875	98.7%	5,974,139	1,054,261	31,543,606	30,489,345	81.3%	78.4%

Additional Selling Stockholders:
Patrick Farrell (11)	111,858	*	29,482	5,203	155,665	150,642	*	*
John M. Allen (12)	44,743	*	11,793	2,081	62,266	60,185	*	*
David A. Staels (13)	79,076	*	14,741	2,601	77,833	75,232	*	*
Michael T. Wallace (14)	68,660	*	11,793	2,081	62,266	60,185	*	*
Rocket Tea LLC (15)	185,147	*	29,482	5,203	155,665	150,462	*	*

*	Less than 1%

(1)	The amounts in this table give effect to the 3.70294176910785-for-1 stock split, the conversion of all shares of Class B redeemable common stock into Class A common stock on a one for one basis and the reclassification of our Class A common stock as common stock that will occur immediately prior to the completion of this offering.
(2)	The percentage of shares beneficially owned was determined based on a fraction, the numerator of which is the sum of (a) the number of outstanding shares of common stock beneficially owned by such owner and (b) the number of shares issuable upon exercise of options beneficially owned by such owner and exercisable within 60 days of May 1, 2011, and the denominator of which is the sum of (a) the aggregate number of shares of common stock outstanding on May 1, 2011 and (b) the aggregate number of shares of common stock issuable upon exercise of options beneficially owned by such owner and exercisable within 60 days of May 1, 2011.
(3)	The number of shares offered assumes the accelerated vesting of all outstanding stock options as of the closing of this offering pursuant to the terms of the 2004 Management Incentive Plan and related option agreements.
(4)	The percentage of shares beneficially owned was determined based on a fraction, the numerator of which is the sum of (a) the number of outstanding shares of common stock beneficially owned by such owner and (b) the number of shares issuable upon exercise of options beneficially owned by such owner and exercisable within 60 days of May 1, 2011, and the denominator of which is the sum of (a) the aggregate number of shares of common stock outstanding after completion of this offering and (b) the aggregate number of shares of common stock issuable upon exercise of options beneficially owned by such owner and exercisable within 60 days of May 1, 2011.
(5)	SKM Partners, LLC is the general partner of SKM Equity Fund III, L.P., the managing member of Teavana Investment LLC, and possesses voting and dispositive power over the 9,005,217 shares of common stock held by Teavana Investment LLC. SKM Partners, LLC disclaims beneficial ownership of such shares except to the extent of its pecuniary interest therein. F. Barron Fletcher III is the managing member of SKM Partners, LLC and has voting and dispositive power with respect to such shares held by Teavana Investment LLC. Mr. Fletcher disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein. Teavana Investment LLC’s address is c/o Parallel Investment Partners, LLC, 2100 McKinney Ave., Suite 1200, Dallas, TX 75201.
(6)	The amounts listed under “Shares Beneficially Owned Prior to Offering” and “Percentage Beneficially Owned Prior to Offering” represent 314,750 shares of common stock issuable upon exercise of vested options. The amounts listed under “Shares Benefically Owned After Offering” and “Percentage Beneficially Owned After Offering,” both without and with the exercise of the over-allotment option, represent 264,631 and 255,786 shares of common stock issuable upon exercise of vested options, respectively, and assumes the accelerated vesting of all outstanding stock options as of the closing of this offering pursuant to the terms of the 2004 Management Incentive Plan and related option agreements.
(7)	The amounts listed under “Shares Beneficially Owned Prior to Offering” and “Percentage Beneficially Owned Prior to Offering” represent 277,721 shares of common stock issuable upon exercise of vested options. The amounts listed under “Shares Benefically Owned After Offering” and “Percentage Beneficially Owned After Offering,” both without and with the exercise of the over-allotment option, represent 233,498 and 225,694 shares of common stock issuable upon exercise of vested options, respectively, and assumes the accelerated vesting of all outstanding stock options as of the closing of this offering pursuant to the terms of the 2004 Management Incentive Plan and related option agreements.
(8)	The amounts listed under “Shares Beneficially Owned Prior to Offering” and “Percentage Beneficially Owned Prior to Offering” include 13,116 shares of common stock issuable upon exercise of vested options. The amounts listed under “Shares Benefically Owned After Offering” and “Percentage Beneficially Owned After Offering,” both without and with the exercise of the over-allotment option, include 31,133 and 30,092 shares of common stock issuable upon exercise of vested options, respectively, and assumes the accelerated vesting of all outstanding stock options as of the closing of this offering pursuant to the terms of the 2004 Management Incentive Plan and related option agreements.
(9)	The amounts listed under “Shares Beneficially Owned Prior to Offering” and “Percentage Beneficially Owned Prior to Offering” represent 268,389 shares of common stock issuable upon exercise of vested options. The amounts listed under “Shares Benefically Owned After Offering” and “Percentage Beneficially Owned After Offering,” both without and with the exercise of the over-allotment option, represent 225,652 and 218,110 shares of common stock issuable upon exercise of vested options, respectively, and assumes the accelerated vesting of all outstanding stock options as of the closing of this offering pursuant to the terms of the 2004 Management Incentive Plan and related option agreements.
(10)	The amounts listed under “Shares Beneficially Owned Prior to Offering” and “Percentage Beneficially Owned Prior to Offering” represent 43,587 shares of common stock issuable upon exercise of vested options. The amounts listed under “Shares Benefically Owned After Offering” and “Percentage Beneficially Owned After Offering,” both without and with the exercise of the over-allotment option, represent 46,699 and 45,138 shares of common stock issuable upon exercise of vested options, respectively, and assumes the accelerated vesting of all outstanding stock options as of the closing of this offering pursuant to the terms of the 2004 Management Incentive Plan and related option agreements.
(11)	The amounts listed under “Shares Beneficially Owned Prior to Offering” and “Percentage Beneficially Owned Prior to Offering” represent 111,858 shares of common stock issuable upon exercise of vested options. The amounts listed under “Shares Benefically Owned After Offering” and “Percentage Beneficially Owned After Offering,” both without and with the exercise of the over-allotment option, represent 155,665 and 150,642 shares of common stock issuable upon exercise of vested options, respectively, and assumes the accelerated vesting of all outstanding stock options as of the closing of this offering pursuant to the terms of the 2004 Management Incentive Plan and related option agreements.
(12)	The amounts listed under “Shares Beneficially Owned Prior to Offering” and “Percentage Beneficially Owned Prior to Offering” represent 44,743 shares of common stock issuable upon exercise of vested options. The amounts listed under “Shares Benefically Owned After Offering” and “Percentage Beneficially Owned After Offering,” both without and with the exercise of the over-allotment option, represent 62,266 and 60,185 shares of common stock issuable upon exercise of vested options, respectively, and assumes the accelerated vesting of all outstanding stock options as of the closing of this offering pursuant to the terms of the 2004 Management Incentive Plan and related option agreements.

(13)	The amounts listed under “Shares Beneficially Owned Prior to Offering” and “Percentage Beneficially Owned Prior to Offering” represent 79,076 shares of common stock issuable upon exercise of vested options. The amounts listed under “Shares Benefically Owned After Offering” and “Percentage Beneficially Owned After Offering,” both without and with the exercise of the over-allotment option, represent 77,833 and 75,232 shares of common stock issuable upon exercise of vested options, respectively, and assumes the accelerated vesting of all outstanding stock options as of the closing of this offering pursuant to the terms of the 2004 Management Incentive Plan and related option agreements.
(14)	The amounts listed under “Shares Beneficially Owned Prior to Offering” and “Percentage Beneficially Owned Prior to Offering” represent 68,660 shares of common stock issuable upon exercise of vested options. The amounts listed under “Shares Benefically Owned After Offering” and “Percentage Beneficially Owned After Offering,” both without and with the exercise of the over-allotment option, represent 62,266 and 60,185 shares of common stock issuable upon exercise of vested options, respectively, and assumes the accelerated vesting of all outstanding stock options as of the closing of this offering pursuant to the terms of the 2004 Management Incentive Plan and related option agreements.
(15)	Represents shares of common stock issued in connection with our buyout of Rocket Tea LLC’s franchise in 2006. Heidi Jacquin, the sole member and manager of Rocket Tea LLC, has voting and dispositive power with respect to such shares held by Rocket Tea LLC. Rocket Tea LLC’s address is 358 Bohemian Highway, Freestone, CA 95472.

DESCRIPTION OF CAPITAL STOCK

The following discussion is a summary of the terms of our capital stock, our certificate of incorporation and our bylaws following certain amendments that we intend to make in connection with this offering, as well as certain applicable provisions of Delaware law. Forms of our amended and restated certificate of incorporation and amended and restated by-laws as they will be in effect following this offering will be filed as exhibits to the registration statement of which this prospectus is a part.

Reclassification and Redemption

Prior to this offering, we had two classes of common stock (our Class A common stock and our Class B redeemable common stock) and one class of preferred stock outstanding (our Series A redeemable preferred stock). As of May 1, 2011, there were 27,744,243 shares of our Class A common stock that were held of record by three stockholders, and 9,005,217 shares of our Class B redeemable common stock and 10,683,333 shares of our Series A redeemable preferred stock that were held of record by one stockholder. In addition, at that date, 1,521,957 shares of our Class A common stock were issuable upon exercise of outstanding vested options granted under our 2004 Management Incentive Plan.

In connection with this offering, each of the outstanding shares of Class B redeemable common stock will be converted into a share of our Class A common stock. Further, immediately prior to the consummation of this offering, we will amend our existing amended and restated certificate of incorporation and amended and restated bylaws such that they will reflect the descriptions of those charter documents below. In accordance with our amended and restated certificate of incorporation, which will become effective immediately prior to the consummation of this offering, each share of our outstanding Class A common stock will be reclassified automatically and without any action on the part of the holders of those shares into shares of our common stock, par value $0.00003 per share, and our total authorized number of shares of capital stock will increase as set forth below. The historical data presented in the accompanying financial statements have not been adjusted to give retroactive effect to the reclassification and redemption.

Concurrently with the consummation of this offering, we will redeem all of the 10,683,333 shares of Series A redeemable preferred stock.

Common Stock

Following this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, par value $0.00003 per share, and there will be 38,040,518 shares of common stock outstanding, assuming no exercise of outstanding options other than those options being exercised in connection with the sale of underlying common stock by certain of the selling stockholders in this offering. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon consummation of this offering will be fully paid and non-assessable.

Voting rights

The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Upon the consummation of this offering, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election.

Dividend rights

Subject to preferences applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably any dividend declared by the Board of Directors.

Rights upon liquidation

In the event of a liquidation, dissolution or winding up of the company, holders of common stock are entitled to share ratably in the assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock.

Other rights and preferences

Holders of our common stock have no preemptive, conversion or redemption rights. The rights, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may issue in the future.

Listing

We have been approved to list our common stock on the New York Stock Exchange under the symbol “TEA.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is ComputerShare Limited.

Preferred Stock

Following this offering, our Board of Directors will be authorized to provide for the issuance of up to 5,000,000 shares of preferred stock, par value $0.0001 per share, in one or more series. Our Board of Directors is authorized to fix the preferences, powers and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preference and to fix the number of shares to be included in any such series without any further vote or action by our stockholders. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. Additionally, the issuance of preferred stock may decrease the market price of our common stock. At present, we have no plans to issue any preferred stock.

Anti-Takeover Effects of Delaware Law

Following consummation of this offering, we will be subject to the “business combination” provisions of Section 203 of the DGCL. In general, such provisions prohibit a publicly held Delaware corporation from engaging in various “business combination” transactions with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	the transaction is approved by the Board of Directors prior to the date the interested stockholder obtained such status;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•

on or subsequent to such date the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

A “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation’s voting stock.

The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Anti-Takeover Effects of Certain Provisions of Our Amended and Restated Certificate of Incorporation and Bylaws

Following the consummation of this offering, our amended and restated certificate of incorporation and/or amended and restated bylaws (as applicable) will provide that:

•	our Board of Directors will be expressly authorized to make, alter or repeal our bylaws;

•	stockholders may not fill vacancies on the Board of Directors;

•	our Board of Directors will be divided into three classes, with each class serving three-year staggered terms;

•	directors may only be removed from the Board of Directors with cause and by an affirmative vote of 66 2/3% of our common stock;

•

special meetings of the stockholders may be called only by a resolution adopted by the affirmative vote of the majority of the directors then in office; the conduct of any business at a special meeting other than as specified in the notice for such meeting is prohibited; and any stockholder who wishes to bring business before an annual meeting or nominate directors must comply with the requirements set forth in our amended and restated bylaws;

•

any action required or permitted to be taken by our stockholders may be effected at a duly called annual or special meeting of our stockholders and, following the date at which Mr. Mack ceases to own more than 50% of the total voting power of our shares, may not be effected by consent in writing by such stockholders;

•	our stockholders do not have cumulative voting rights;

•	our Board of Directors may issue shares of preferred stock and determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval; and

•

we will indemnify officers and directors against losses that may incur in connection with investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

These provisions may make it more difficult for stockholders to take specific corporate actions and could have the effect of delaying or preventing a change in control of our company.

Limitation on Liability

Our certificate of incorporation, which will be in effect upon consummation of this offering, limits the liability of our directors to the fullest extent permitted by Delaware law. The effect of these provisions is to eliminate our rights and those of our stockholders, through stockholders’ derivative suits on behalf of our company, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director. In addition, our amended and restated bylaws, which will be in effect upon consummation of this offering, provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. We have entered into indemnification agreements with our directors. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also expect to continue to maintain directors and officers liability insurance.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market or the perception that such sales might occur could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon consummation of this offering, we will have 38,040,518 shares of common stock outstanding, assuming the redemption of all outstanding shares of preferred stock and the conversion of all outstanding shares of Class B redeemable stock into common stock. Of these 38,040,518 shares, the 7,142,858 shares sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining shares of common stock held by our existing stockholders are “restricted securities” as defined in Rule 144. Restricted shares may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration, including, among others, the exemptions provided by Rules 144 and 701 of the Securities Act. As a result of the contractual 180-day lock-up period described in “Underwriting” and the provisions of Rules 144 and 701, these shares will be available for sale in the public market as follows:

Number of Shares	Date
7,142,858	On the date of this prospectus.

7,605,725	After 90 days from the date of this prospectus.

8,765,368	After 180 days from the date of this prospectus (subject, in some cases, to volume limitations).

8,765,368	At various times after 180 days from the date of this prospectus (subject, in some cases, to volume limitations).

Rule 144

In general, under Rule 144, an affiliate who beneficially owns shares that were purchased from us, or any affiliate, at least six months previously, is entitled to sell, upon the expiration of the lock-up agreement described in “Underwriting” and within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of 1% of our then-outstanding shares of common stock, which will equal approximately 380,405 shares immediately after this offering, or the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice of the sale with the SEC. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Following this offering, a person that is not an affiliate of ours at the time of, or at any time during the three months preceding, a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, may sell shares subject only to the availability of current public information about us, and any such person who has beneficially owned restricted shares of our common stock for at least one year may sell shares without restriction.

We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the stockholder and other factors.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

MATERIAL US FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS

FOR NON-US HOLDERS OF COMMON STOCK

The following discussion is a general summary of the material US federal income and estate tax considerations with respect to your acquisition, ownership and disposition of our common stock, and applies if you (1) purchase our common stock in this offering, (2) will hold the common stock as a capital asset and (3) are a “Non-US Holder.” You are a Non-US Holder if, for US federal income tax purposes, you are a beneficial owner of shares of our common stock other than:

•	an individual who is a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in, or under the laws of, the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to US federal income taxation regardless of its source;

•

a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust; or

•	a trust that has a valid election in place to be treated as a US person for US federal income tax purposes.

This summary does not address all of the US federal income and estate tax considerations that may be relevant to you in the light of your particular circumstances or if you are a beneficial owner subject to special treatment under US federal income tax laws (such as if you are a controlled foreign corporation, passive foreign investment company, company that accumulates earnings to avoid US federal income tax, foreign tax-exempt organization, financial institution, broker or dealer in securities, insurance company, regulated investment company, real estate investment trust, person who holds our common stock as part of a hedging or conversion transaction or as part of a short-sale or straddle, US expatriate, former long-term permanent resident of the United States or partnership or other pass-through entity for US federal income tax purposes). This summary does not discuss non-income taxes (except, to a limited extent below, US federal estate tax), any aspect of the US federal alternative minimum tax or state, local or non-US taxation. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (“Code”), Treasury regulations, judicial opinions, published positions of the Internal Revenue Service (“IRS”) and all other applicable authorities (all such sources of law, “Tax Authorities”). The Tax Authorities are subject to change, possibly with retroactive effect.

If a partnership (or an entity or arrangement classified as a partnership for US federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisor.

WE URGE PROSPECTIVE INVESTORS TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE US FEDERAL, STATE, LOCAL AND NON-US INCOME AND OTHER TAX CONSIDERATIONS OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF OUR COMMON STOCK.

Distributions

In general, any distributions we make to you with respect to your shares of common stock that constitute dividends for US federal income tax purposes will be subject to US withholding tax at a rate of 30% of the gross amount of the dividend, unless you are eligible for a reduced rate of withholding tax under an applicable income tax treaty and you properly file with the payor an IRS Form W-8BEN, or successor form, claiming an exemption from or reduction in withholding under the applicable income tax treaty (special certification and other requirements may apply if our common stock is held through certain foreign intermediaries). A distribution of cash or other property (other than certain pro rata distributions of our common shares) in respect of our common shares will constitute a dividend for US federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under the Tax Authorities. Any distribution not constituting a dividend will be treated first as reducing your basis in your shares of common stock and, to the extent it exceeds your basis, as capital gain from the sale of stock as described below under the heading “—Sale or Other Disposition of Our Common Stock.”

Dividends we pay to you that are effectively connected with your conduct of a trade or business within the United States (and, if certain income tax treaties apply, are attributable to a US permanent establishment or a fixed base maintained by you) generally will not be subject to US withholding tax if you provide an IRS Form W-8ECI, or successor form, to the payor. Instead, such dividends generally will be subject to US federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to US persons. If you are a corporation, effectively connected income may also be subject to a “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

A Non-US Holder that is eligible for a reduced rate of US federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund together with the required information with the IRS.

Sale or Other Disposition of Our Common Stock

Subject to the discussion of backup withholding below, you generally will not be subject to US federal income tax on any gain realized upon the sale or other disposition of your shares of our common stock unless:

•

the gain is effectively connected with your conduct of a trade or business within the United States (and, under certain income tax treaties, is attributable to a US permanent establishment or a fixed base you maintain);

•	you are an individual, you are present in the United States for 183 days or more in the taxable year of disposition and you meet other conditions; or

•

we are or have been a “United States real property holding corporation” for US federal income tax purposes (which we believe we are not and do not anticipate we will become) and you hold or have held, directly or indirectly, at any time within the five-year period ending on the date of disposition of our common stock, more than five percent of our common stock.

If you are described in the first bullet above, you will be subject to US federal income tax on the gain from the sale, net of certain deductions, at the same rates applicable to US persons and, if you are a corporation, the branch profits tax also may apply to such effectively connected gain. If you are described in the second bullet point above, you generally will be subject to US federal income tax at a rate of 30% on the gain realized, although the gain may be offset by certain US source capital losses realized during the same taxable year. Non-US Holders should consult any applicable income tax or other treaties that may provide for different rules.

Information Reporting and Backup Withholding Requirements

We must report annually to the IRS the amount of any dividends or other distributions we pay to you and the amount of tax we withhold on these distributions regardless of whether withholding is required. A similar report will be sent to you. The IRS may make available copies of the information returns reporting those distributions and amounts withheld to the tax authorities in the country in which you reside pursuant to the provisions of an applicable income tax treaty or exchange of information treaty.

The United States imposes a backup withholding tax on any dividends and certain other types of payments to US persons. You will not be subject to backup withholding tax on dividends you receive on your shares of our common stock if you provide proper certification of your status as a Non-US Holder or you are one of several types of entities and organizations that qualify for an exemption (an “exempt recipient”) and neither we nor the payor has actual knowledge (or reason to know) that you are a US holder that is not an exempt recipient.

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale of your shares of our common stock outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. If you sell your shares of common stock through a US broker or the US office of a foreign broker, however, the broker will be required to report to the IRS the amount of proceeds paid to you, and also backup withhold on that amount, unless you provide appropriate certification to the broker of your status as a Non-US Holder or you are an exempt recipient. Information reporting will also apply if you sell your shares of our common stock through a foreign broker deriving more than a specified percentage of its income from US sources or having certain other connections to the United States, unless such broker has documentary evidence in its records that you are a Non-US Holder and certain other conditions are met, or you are an exempt recipient. Any amounts withheld with respect to your shares of our common stock under the backup withholding rules will be refunded to you if withholding results in an overpayment of taxes or credited against your US federal income tax liability, if any, by the IRS if the required information is furnished in a timely manner.

Recently Enacted Withholding Legislation

Recently enacted legislation will generally impose a withholding tax of 30% on dividends and the gross proceeds of a disposition of our shares paid to a foreign financial institution after December 31, 2012 unless such institution enters into an agreement with the US government to withhold on certain payments and collect and provide to the US tax authorities substantial information regarding US account holders of such institution (which would include certain account holders that are foreign entities with US owners). This legislation will also generally impose a withholding tax of 30% on dividends and the gross proceeds of a disposition of our shares paid to a non-financial foreign entity after December 31, 2012 unless such entity provides the withholding agent with a certification identifying the direct and indirect US owners of the entity. Under certain circumstances, a Non-US Holder of common stock may be eligible for a refund or credit of such taxes. You should consult your own tax advisor as to the possible implications of this legislation on your investment in shares of our common stock.

US Federal Estate Tax

Common stock owned or treated as owned by an individual who is not a citizen or resident (as defined for US federal estate tax purposes) of the United States at the time of his or her death will be included in the individual’s gross estate for US federal estate tax purposes and therefore may be subject to US federal estate tax unless an applicable tax treaty provides otherwise.

The preceding discussion of US federal income and estate tax considerations is for general information only. It is not tax advice. Each prospective investor should consult their own tax advisor regarding the particular US federal, state, local and non-US tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. are acting as representatives of each of the underwriters named below. We, the selling stockholders and the underwriters named below have entered into a underwriting agreement with respect to the shares of common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares of common stock indicated in the following table.

Underwriters	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Goldman, Sachs & Co.
Morgan Stanley & Co. LLC
Piper Jaffray & Co.
William Blair & Company, L.L.C.
Stifel, Nicolaus & Company, Incorporated

Total	7,142,858

The expenses of the offering, not including the underwriting discount, are estimated at $1.9 million and are payable by us.

The underwriting agreement provides that the obligations of the underwriters to purchase the shares of common stock offered by this prospectus are subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered by this prospectus, other than those covered by the option to purchase additional shares described below, if any of these shares are purchased.

Certain of the selling stockholders have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to 1,071,429 additional shares at the public offering price, less the underwriting discount. The underwriters may exercise this option solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

The following table shows the per share and total underwriting discount to be paid to the underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 1,071,429 additional shares of common stock.

Total
	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to Teavana Holdings, Inc.	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

Shares of common stock sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares of common stock sold by the underwriters to securities dealers may be sold at a discount of up to $              per share of common stock from the initial public offering price. If all the shares of common stock are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We, each of our officers, directors and the selling stockholders have agreed with the underwriters not to dispose of or hedge any of the shares of common stock or securities convertible into or exchangeable for shares of common stock without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and

Goldman, Sachs & Co. during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	lend or otherwise dispose of or transfer any common stock;

•	request or demand that we file a registration statement related to the common stock; or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the initial 180-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the initial 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the initial 180-day period, then in each case the initial 180-day restricted period will be automatically extended until the expiration of the 18-day period beginning on the date of the earnings release or the announcement of the material news or material event, as applicable, unless Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. waive, in writing, such extension.

We have been approved for listing of our common stock on the New York Stock Exchange under the symbol “TEA.”

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us, the selling stockholders and the representatives. Among the factors to be considered in determining the initial public offering price of the shares of common stock, in addition to prevailing market conditions, will be our company’s historical performance, estimates of the business potential and earnings prospectus of our company, an assessment of our company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses. An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares of common stock in the aggregate to accounts over which they exercise discretionary authority.

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

In connection with this offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of common stock in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of common stock or purchasing shares of common stock in the open market. In determining the source of shares of common stock to close out the covered short position, the underwriters will consider, among other things, the price of shares of common stock available for purchase in the open market as compared to the price at which they may purchase additional shares of common stock pursuant to the option granted to them. “Naked” short sales are any sales in excess of that option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the consummation of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares of common stock sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, certain underwriters may facilitate Internet distribution for this offering to certain of their Internet subscription customers. Certain underwriters may allocate a limited number of shares for sale to their online brokerage customers. An electronic prospectus is available on the Internet websites maintained by certain underwriters. Other than the prospectus in electronic format, the information on the websites of such underwriters is not part of this prospectus.

Conflicts of Interest

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the company. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of the company.

Foreign Selling Restrictions

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), including each Relevant Member State that has implemented the

2010 PD Amending Directive with regard to persons to whom an offer of securities is addressed and the denomination per unit of the offer of securities (each, an “Early Implementing Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of shares will be made to the public in that Relevant Member State (other than offers (the “Permitted Public Offers”) where a prospectus will be published in relation to the shares that has been approved by the competent authority in a Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive), except that with effect from and including that Relevant Implementation Date, offers of shares may be made to the public in that Relevant Member State at any time:

A.	to “qualified investors” as defined in the Prospectus Directive, including:

(a)	(in the case of Relevant Member States other than Early Implementing Member States), legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities, or any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43.0 million and (iii) an annual turnover of more than €50.0 million as shown in its last annual or consolidated accounts; or

(b)	(in the case of Early Implementing Member States), persons or entities that are described in points (1) to (4) of Section I of Annex II to Directive 2004/39/EC, and those who are treated on request as professional clients in accordance with Annex II to Directive 2004/39/EC, or recognized as eligible counterparties in accordance with Article 24 of Directive 2004/39/EC unless they have requested that they be treated as non-professional clients; or

B.	to fewer than 100 (or, in the case of Early Implementing Member States, 150) natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive), as permitted in the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or of a supplement to a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State (other than a Relevant Member State where there is a Permitted Public Offer) who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor,” and (B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (x) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the Subscribers has been given to the offer or resale, or (y) where shares have been acquired by it on behalf of persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer of any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71 EC (including the 2010 PD Amending Directive, in the case of Early Implementing Member States) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Hong Kong

This prospectus has not been approved by or registered with the Securities and Futures Commission of Hong Kong or the Registrar of Companies of Hong Kong. The securities will not be offered or sold in Hong Kong other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) has been issued or will be issued in Hong Kong or elsewhere other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act (Chapter 289) (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the securities are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, then securities, debentures and units of securities and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the securities under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer; or (iii) by operation of law.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the company or the shares has been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This document is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this document nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered hereby will be passed upon for Teavana Holdings, Inc. by DLA Piper LLP (US), New York, New York. The underwriters have been represented by Shearman & Sterling LLP, New York, New York, in connection with this offering.

EXPERTS

The audited consolidated financial statements of Teavana Holdings, Inc. and its subsidiaries as of January 31, 2010 and January 30, 2011 and for the fiscal years ended February 1, 2009, January 31, 2010 and January 30, 2011, included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of such firm as experts in accounting and auditing in giving said report.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the company and its common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

As a result of the offering, we will become subject to the full informational requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent public accounting firm. We also maintain an Internet site at www.teavana.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

TEAVANA HOLDINGS, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of January 31, 2010 and January 30, 2011	F-3

Consolidated Statements of Operations for the years ended February 1, 2009, January 31, 2010 and January 30, 2011	F-4

Consolidated Statements of Changes in Redeemable Common Stock and Stockholders’ Deficit for the years ended February 1, 2009, January 31, 2010 and January 30, 2011	F-5

Consolidated Statements of Cash Flows for the years ended February 1, 2009, January 31, 2010 and January 30, 2011	F-6

Notes to Consolidated Financial Statements	F-7

Condensed Consolidated Balance Sheets as of January 30, 2011 and May 1, 2011 (unaudited)	F-23

Condensed Consolidated Statements of Operations for the thirteen weeks ended May 2, 2010 (unaudited) and May 1, 2011 (unaudited)	F-24

Condensed Consolidated Statement of Changes in Redeemable Common Stock and Stockholders’ Deficit for the thirteen weeks ended May 1, 2011 (unaudited)	F-25

Condensed Consolidated Statements of Cash Flows for the thirteen weeks ended May 2, 2010 (unaudited) and May 1, 2011 (unaudited)	F-26

Notes to Condensed Consolidated Financial Statements (unaudited)	F-27

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

Teavana Holdings, Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Teavana Holdings, Inc. and Subsidiaries (collectively, the Company) as of January 31, 2010, and January 30, 2011, and the related consolidated statements of operations, redeemable common stock and stockholders’ deficit, and cash flows for each of the three fiscal years in the period ended January 30, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Teavana Holdings, Inc. and Subsidiaries as of January 31, 2010, and January 30, 2011, and the related consolidated statements of operations, redeemable common stock and stockholders’ deficit, and cash flows for each of the three fiscal years in the period ended January 30, 2011 in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Atlanta, GA

April 28, 2011 (except for Note 15 as to which the date is July     , 2011)

The foregoing auditor’s report is in the form that will be signed upon consummation of the transaction described in Note 15 to the financial statements.

/s/ Grant Thornton LLP

Atlanta, GA

July 18, 2011

TEAVANA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except per share data)

	January 31, 2010	January 30, 2011
Assets
Current assets
Cash and cash equivalents	$1,314	$7,901
Accounts receivable	284	292
Prepaid expenses and other assets	1,003	2,041
Prepaid rent	1,061	1,400
Inventory	11,615	16,928
Deferred tax asset, current	772	1,629

Total current assets	16,049	30,191
Property and equipment, net	22,513	31,028
Goodwill	2,394	2,394
Deferred tax asset, non-current	184	—
Other non-current assets	627	513

Total assets	$41,767	$64,126

Liabilities, Redeemable Common Stock and Stockholders’ Deficit
Current liabilities
Accounts payable	$2,564	$3,631
Income taxes payable	3,994	4,809
Deferred revenue	1,083	1,344
Note payable	250	—
Series A Redeemable Preferred Stock, $.0001 par value; 10,683,333 shares authorized, issued and outstanding	—	12,992
Other current liabilities	3,395	5,539

Total current liabilities	11,286	28,315

Long-term liabilities
Deferred franchise income	600	525
Deferred tax liability, non-current	—	420
Deferred rent	3,851	7,524
Long-term debt	1,000	1,000
Series A Redeemable Preferred Stock, $.0001 par value; 10,683,333 shares authorized, issued and outstanding	10,848	—

Total long-term liabilities	16,299	9,469

Total liabilities	27,585	37,784

Commitments and contingencies (Note 14)	—	—
Redeemable common stock
Class B Redeemable Common Stock, $.00003 par value; 50,000,000 shares authorized, 9,005,217 shares issued and outstanding	21,888	81,401
Stockholders’ deficit
Class A Common Stock, $.00003 par value; 50,000,000 shares authorized, 27,744,243 shares issued and outstanding	1	1
Additional paid-in capital	—	—
Accumulated deficit	(7,707)	(55,060)

Total stockholders’ deficit	(7,706)	(55,059)

Total liabilities, redeemable common stock and stockholders’ deficit	$41,767	$64,126

The accompanying notes are an integral part of these Consolidated Financial Statements

TEAVANA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars in thousands, except per share data)

	For the Fiscal Year Ended
	February 1, 2009	January 31, 2010	January 30, 2011
Net sales	$63,861	$90,262	$124,701
Cost of goods sold (exclusive of depreciation shown separately below)	27,193	36,435	46,275

Gross profit	36,668	53,827	78,426
Selling, general and administrative expense	29,242	38,142	50,571
Depreciation and amortization expense	2,666	3,489	4,361

Income from operations	4,760	12,196	23,494
Interest expense, net	2,061	2,435	2,585

Income before income taxes	2,699	9,761	20,909
Provision for income taxes	1,502	4,470	8,906

Net income	$1,197	$5,291	$12,003

Net income per share:
Basic	$0.03	$0.14	$0.33
Diluted	$0.03	$0.14	$0.32
Weighted average number of shares outstanding:
Basic	36,749,460	36,749,460	36,749,460
Diluted	37,095,308	37,322,198	37,725,067

The accompanying notes are an integral part of these Consolidated Financial Statements

TEAVANA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE COMMON STOCK

AND STOCKHOLDERS’ DEFICIT

(dollars in thousands, except share data)

	Class B Redeemable Common Stock		Total Redeemable Common Stock	Class A Common Stock		Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount		Shares	Amount
Balance, February 3, 2008	9,005,217	$12,160	$12,160	27,744,243	$1	$—	$(4,843)	$(4,842)
Net income	—	—	—	—	—	—	1,197	1,197
Change in fair value of class B redeemable common stock	—	3,648	3,648	—	—	(207)	(3,441)	(3,648)
Stock-based compensation	—	—	—	—	—	207	—	207

Balance, February 1, 2009	9,005,217	15,808	15,808	27,744,243	1	—	(7,087)	(7,086)
Net income	—	—	—	—	—	—	5,291	5,291
Change in fair value of class B redeemable common stock	—	6,080	6,080	—	—	(169)	(5,911)	(6,080)
Stock-based compensation	—	—	—	—	—	169	—	169

Balance, January 31, 2010	9,005,217	21,888	21,888	27,744,243	1	—	(7,707)	(7,706)
Net income	—	—	—	—	—	—	12,003	12,003
Change in fair value of class B redeemable common stock	—	59,513	59,513	—	—	(157)	(59,356)	(59,513)
Stock-based compensation	—	—	—	—	—	157	—	157

Balance, January 30, 2011	9,005,217	$81,401	$81,401	27,744,243	$1	$—	$(55,060)	$(55,059)

The accompanying notes are an integral part of these Consolidated Financial Statements

TEAVANA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	For the Fiscal Year ended
	February 1, 2009	January 31, 2010	January 30, 2011
Cash flows from operating activities:
Net income	$1,197	$5,291	$12,003
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	2,666	3,489	4,361
Non-cash interest expense	1,709	1,925	2,279
Deferred income taxes	(610)	532	(253)
Stock based compensation	207	169	157
Other	—	—	130
Changes in operating assets and liabilities:
Accounts receivable	167	(143)	(8)
Inventory	(1,810)	(3,646)	(5,313)
Prepaid expenses and other assets	(713)	189	(1,106)
Prepaid rent	(222)	(276)	(338)
Accounts payable	903	(1,558)	669
Income Taxes payable	(224)	2,772	815
Deferred revenue	219	326	260
Deferred rent	1,066	1,124	3,673
Other accrued liabilities	396	877	2,068

Net cash provided by operating activities	4,951	11,071	19,397
Cash flows from investing activities:
Purchase of property and equipment	(8,798)	(6,640)	(12,560)

Net cash used in investing activities	(8,798)	(6,640)	(12,560)
Cash flows from financing activities:
Proceeds from revolving credit facility	50,946	93,980	132,239
Payments on revolving credit facility	(45,661)	(98,265)	(132,239)
Payment on note payable	—	—	(250)
Payments on term loan	(625)	—	—
Cash paid for financing costs	(406)	—	—

Net cash provided by (used in) financing activities	4,254	(4,285)	(250)

Net increase in cash and cash equivalents	407	146	6,587
Cash and cash equivalents, beginning of fiscal year	761	1,168	1,314

Cash and cash equivalents, end of fiscal year	$1,168	$1,314	$7,901

Supplemental disclosure of cash flows information:
Cash paid for interest	$339	$510	$331
Cash paid for income taxes	2,336	1,166	8,344
Non-cash change in fair value of Class B Redeemable Common Stock	$3,648	$6,080	$59,513

The accompanying notes are an integral part of these Consolidated Financial Statements

Notes to Consolidated Financial Statements

(dollars in thousands, except per share and store data)

1.	Business and Summary of Significant Accounting Policies

Nature of Business

Teavana Holdings, Inc. (the “Company” or “Teavana”) is a specialty retailer of premium loose-leaf teas, authentic artisanal teawares and other tea-related merchandise. The Company offers its products through 146 company-owned stores in 34 states and franchised stores primarily in Mexico, as well as through its website.

Segment Reporting

The Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC” or the “Codification”) Topic 280, Segment Reporting (“ASC 280”), establishes standards for reporting information about a company’s operating segments. The Company determined its operating segments on the same basis that it uses to evaluate performance internally. The Company’s reporting segments are the operation of its company owned stores and its e-commerce website, which have been aggregated into one reportable financial segment. Management bases this aggregation on the following factors (i) the merchandise offered at stores and through the e-commerce business is largely the same, (ii) the majority of its e-commerce customers are also customers of retail locations, (iii) the product margins and sales mix of the stores and e-commerce business are similar and (iv) the distribution methods are the same for both revenue streams. All of the Company’s identifiable assets are located in the United States.

Principles of Consolidation

The Consolidated Financial Statements include all the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Fiscal Year

The Company’s fiscal year is 52 or 53 weeks ending on the Sunday nearest to January 31 of the following year. These Consolidated Financial Statements include 52 weeks in each of the years ended February 1, 2009 (“Fiscal 2008” or “2008”), January 31, 2010 (“Fiscal 2009” or “2009”) and January 30, 2011 (“Fiscal 2010” or “2010”).

Seasonality

Teavana’s business is seasonal and has historically realized a higher portion of the Company’s sales, net income and operating cash flows in the fourth fiscal quarter due primarily to the holiday selling season. As a result, the Company’s working capital requirements fluctuate during the year increasing in the second and third fiscal quarters in anticipation of this peak selling season.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, cash on deposit with banks and financial instruments with original maturities of three months or less.

Notes to Consolidated Financial Statements

(dollars in thousands, except per share and store data)

Concentration of Credit Risk

The Company maintains cash balances at more than one financial institution. The Company places its cash with high credit quality financial institutions. The credit risk is the amount on deposit in excess of federally insured limits. The Company has not experienced any losses in such accounts. The Dodd-Frank Wall Street Reform and Consumer Protection Act provides temporary, unlimited deposit insurance coverage for non-interest bearing transaction accounts at all FDIC-insured depository institutions through December 31, 2012. The Company believes it is not exposed to any significant credit risks on cash since its deposits are maintained with FDIC-insured depository institutions in noninterest-bearing accounts.

Vendor Concentration

The percentage of inventory purchased from the Company’s top two vendors each fiscal year is as follows:

Fiscal Year	% of Inventory Purchases
2008	25% and 15%
2009	16% and 14%
2010	25% and 15%

Accounts Receivable

Accounts receivable are generated primarily through sales to franchisees and retailers and are presented at estimated net realizable value based on a specific review of outstanding customer balances and historical customer write-off amounts. Provisions for doubtful accounts are charged to operations at the time management determines these accounts may become uncollectible. No allowance was provided as of January 31, 2010 and January 30, 2011.

Inventory

The Company’s inventories are stated at the lower of cost, weighted-average method for stores and first-in, first-out basis for its warehouse, or market, based on replacement cost. The Company records inventory purchases when title and risk of loss transfer to the company, which generally is at the time they are delivered to the carrier for shipment to the Company.

The Company reviews its inventory to identify and record reserves for obsolete inventory and inventory shrinkage at each reporting date.

Property and Equipment

Property, plant and equipment is stated at cost less accumulated depreciation. Expenditures for replacements are capitalized, and the replaced items are retired. Repairs that significantly extend the lives of equipment are capitalized, while routine repairs and maintenance are expensed when incurred. When property and equipment are retired, sold, or otherwise disposed of, the resulting gain or loss is recognized in selling, general and administrative expense on our Consolidated Statement of Operations and the corresponding cost and accumulated depreciation is removed from our Consolidated Balance Sheet. Depreciation is computed using the straight-line method over the estimated lives of the related assets generally ranging from three to ten years. Leasehold improvements are depreciated over the shorter of the estimated useful lives of the assets or the lease term.

Notes to Consolidated Financial Statements

(dollars in thousands, except per share and store data)

Goodwill

The Company accounts for goodwill in accordance with ASC 350, Intangibles—Goodwill and Other (“ASC 350”). The Company does not amortize goodwill. Management reviews goodwill for impairment each year on October 1 and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In testing for impairment, management calculates the fair value of the reporting units to which the goodwill relates based on the fair value of the Company as a whole. The fair value of the Company is the amount for which the Company could be sold in a current transaction between willing parties. The Company estimates its fair value using the discounted cash flow method. The operating assumptions used in the discounted cash flow calculation are consistent with the Company’s projections and assumptions that are used in the Company’s current operating plans. Such assumptions are subject to change as a result of changing economic and competitive conditions. If the Company’s carrying value exceeds its fair value, goodwill is written down to its implied fair value. The Company has concluded that it operates in one reporting unit. No impairment losses were recorded during fiscal 2008, 2009 and 2010.

Impairment of Long-Lived Assets

The Company assesses its long-lived assets, principally property and equipment, for possible impairment whenever events or changes in circumstances, such as unplanned negative cash flows, indicate the carrying value of an asset or asset group may not be recoverable. If circumstances indicate impairment, the carrying amount of the asset is written down to fair value. The Company identified no such impairment losses during fiscal 2008, 2009 and 2010.

Self-Funded Medical Insurance

During the fiscal year ended January 30, 2011, the Company moved from a fully insured to a self-funded medical insurance plan. The Company contracted with an administrative service company or a “third party administrator” to supervise and administer the program and act as the Company’s fiduciary and representative. The Company has reduced its risk under this self-funded plan by purchasing both specific and aggregate stop-loss insurance coverage for individual claims and total annual claims in excess of prescribed limits. The Company records estimates for claim liabilities based on information provided by the third-party administrators, historical claims experience, the life cycle of claims, expected costs of claims incurred but not paid, and expected costs to settle unpaid claims. The Company monitors its estimated insurance-related liabilities on a monthly basis. As facts change, it may become necessary to make adjustments to these estimates that could be material to our results of operations and financial condition. This liability is subject to a total limitation that varies based on employee enrollment and factors that are established at each annual contract renewal. Actual claims experience may differ from the Company’s estimates. Costs related to the administration of the plan and related claims are expensed as incurred. The total liability for self-funded medical insurance was $275 as of January 30, 2011.

Revenue Recognition

Revenue from the sale of the Company’s products is recognized upon customer receipt of the product when collection of the associated receivables is reasonably assured, persuasive evidence of an arrangement exists, the sales price is fixed and determinable and ownership and risk of loss have been transferred to the customer, in accordance with ASC 605-10-S25, Revenue Recognition—Overall (“ASC 605”). Sales are recognized upon the delivery of product to customers if in stores, or upon the shipment of products to customers that are outside of stores. Amounts related to shipping and handling that are billed to customers

Notes to Consolidated Financial Statements

(dollars in thousands, except per share and store data)

are reflected in net sales and the related costs are reflected in cost of goods sold. The Company presents sales taxes on a net basis. “Tea-of-the-month” club subscription sales are carried as a liability and recognized as revenue as products are shipped to customers over the subscription period. Our policy is not to allow the return of tea and food products and certain merchandise items once they have been purchased by or delivered to the customers. A number of other merchandise items can be returned within 30 days. To date, product returns have been immaterial.

The Company sells gift cards with no expiration dates or administrative fees to customers. The Company recognizes income from gift cards when they are redeemed by the customer. In addition, the Company recognizes income from unredeemed gift cards (“gift card breakage”) when it can determine that the likelihood of the gift card being redeemed is remote. The Company recognizes revenue from gift card breakage based on historical redemption rates. The Company accumulated sufficient historical data to determine the gift card breakage rate during the fiscal year ended January 30, 2011. Revenue from gift card breakage is included in net sales in the Consolidated Statements of Operations. During fiscal 2010, the Company recognized $249 in income before income taxes related to the initial recognition of revenue from gift card breakage. The deferred revenue attributable to gift cards and tea-of-the-month club subscriptions at January 31, 2010 and January 30, 2011 was $1,083 and $1,344, respectively.

Franchise and Royalty Fees

As of January 30, 2011, Teavana had 13 franchised stores in Mexico and two in the United States. The Company’s franchise agreements generally provide franchise rights for a period of 10 to 15 years. Initial franchise fees received in connection with newly franchised stores are recognized when obligations of the related franchise agreement are met. Continuing royalty fees are reported monthly when earned and are computed based on a certain percentage of the franchise store’s net sales. Franchise royalty income of $121, $151 and $248 for fiscal 2008, 2009 and 2010, respectively, is included in net sales in the Consolidated Statements of Operations. Deferred revenue attributable to the initial development fee for the Company’s franchise stores in Mexico at January 31, 2010 and January 30, 2011 was $600 and $525, respectively. Deferred revenue from this initial development fee was recognized in the amounts of $94, $38 and $75 in fiscal 2008, 2009 and 2010, respectively, and is included within net sales in the Consolidated Statements of Operations.

Cost of Goods Sold

Cost of goods sold includes the direct costs of our products, freight and shipping costs, distribution center costs and occupancy costs for stores in operation. Cost of goods sold excludes depreciation and amortization expenses.

Selling, General and Administrative Expense

Selling, general and administrative expense consists primarily of store operating expenses, store pre-opening expenses and other administrative expenses. Store pre-opening costs are expensed as incurred.

Stock-based Compensation

The Company grants stock options for a fixed number of shares to key employees and certain directors. The Company accounts for stock options in accordance with ASC 718, Compensation—Stock Compensation (“ASC 718”). ASC 718 requires compensation costs related to stock-based payments, including stock options and other equity awards, to be measured based on the grant date fair value of the awards expected to vest, with the cost recognized over the vesting period.

Notes to Consolidated Financial Statements

(dollars in thousands, except per share and store data)

Accrued Compensated Absences

The Company provides its employees with paid leave that varies in duration based on years of service to the Company. After 90 days of service, the Company grants leave benefits to all full-time employees. The Company accrues the value of the annual leave ratably over the year in which the employees’ services are performed. The Company’s policy provides for a carry-forward of unused balances of up to 40 hours as of October 31 each year. The Company had $276 and $351 accrued for paid leave as of January 31, 2010 and January 30, 2011, respectively.

Leases

The Company has operating lease agreements with various landlords. These agreements generally have scheduled rent increases. The Company recognizes lease expenses on a straight-line basis over the lease term, beginning when the Company is granted possession of the leased premises. Tenant allowances are recorded as deferred rent and are amortized as a reduction of rent expense over the lease term.

Advertising Costs

Advertising costs consist primarily of advertising expense associated with the Company’s store leases and are expensed as incurred. Total advertising expense was $671, $1,354 and $2,430 for fiscal 2008, 2009 and 2010, respectively, and is included in selling, general and administrative expense in the Consolidated Statements of Operations.

Capitalized Financing Costs

Costs associated with the establishment of the revolving credit facility (see Note 5) were capitalized and amortized to interest expense using the straight-line method through the end of its agreement date. Interest expense recognized for capitalized financing costs amounted to $214, $135 and $135 in fiscal 2008, 2009 and 2010, respectively. Capitalized financing costs are included in other non-current assets in the Consolidated Balance Sheets.

Income Taxes

The Company’s income tax policy is to record the estimated future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in the accompanying Consolidated Balance Sheets, as well as operating loss and tax credit carry-forwards. The value of the Company’s deferred tax assets assumes that the Company will be able to generate sufficient future taxable income in applicable tax jurisdictions, based on the Company’s estimates and assumptions. If these estimates and related assumptions change in the future, the Company may be required to record valuation allowances against its deferred tax assets resulting in an addition to the provision for income taxes in the Company’s Consolidated Statements of Operations. In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized, and the Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income, carry-back opportunities and tax-planning strategies in making this assessment. The Company assesses the need for valuation allowances quarterly.

The calculation of income tax liabilities involves significant judgment in estimating the impact of uncertainties in the application of complex tax laws. An update to ASC 740, Accounting for Income Taxes

Notes to Consolidated Financial Statements

(dollars in thousands, except per share and store data)

(“ASC 740”), provides further clarification on the accounting for uncertainty in income taxes recognized in the financial statements. The impact of an uncertain income tax position on an income tax return must be recognized at the largest amount that has a greater than 50% cumulative probability to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. The new threshold and measurement attribute prescribed by the FASB will continue to require significant judgment by management. The Company adopted ASC No. 740-10 Accounting for Uncertainty in Income Taxes, as of February 2007 with no cumulative effect adjustment recorded at adoption. As of January 30, 2011 and for all periods presented, the Company has no liability with respect to unrecognized tax benefits. The Company records interest and penalties associated with unrecognized tax positions within income tax expense in the Consolidated Statements of Operations.

Net Income per Share

Basic net income per share is calculated using the weighted average number of common shares outstanding for the period. Diluted net income per common share is calculated using the weighted average number of common shares outstanding plus the additional dilution for all potentially dilutive stock options using the treasury stock method.

Recently Adopted Accounting Pronouncements

In January 2010, FASB issued Accounting Standards Update (“ASU”) 2010-06 to Topic 820—Fair Value Measurements and Disclosures (“ASU 2010-06”). ASU 2010-06 provided requirements of new disclosures of significant transfers in and out of Levels 1 and 2, and expanded disclosure of activity in Level 3 (see Note 7). ASU 2010-06 also clarified existing disclosures around the level of disaggregation of each class of assets and liabilities, and about fair value inputs and valuation techniques for Level 2 and Level 3. ASU 2010-06 was effective for interim and annual reporting periods beginning after December 15, 2009 for existing disclosures and becomes effective for fiscal years beginning after December 15, 2010 for disclosure of purchases, sales, issuances and settlements in the roll-forward activity in Level 3 fair value measurements. Adoption of ASU 2010-06 did not have a material impact on the Company’s Consolidated Financial Statements.

Accounting Pronouncements Not Yet Adopted

In December 2010, the FASB issued ASU 2010-28 to Topic 350—Intangibles—Goodwill and Other: When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts (“ASU 2010-28”). ASU 2010-28 modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. Goodwill of a reporting unit is required to be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. ASU 2010-28 is effective starting in the first quarter of 2011 with early adoption not permitted. Adoption of ASU 2010-28 is not expected to have a material impact on the Company’s financial statements.

There were various other accounting standards and interpretations issued during 2009 and 2010 that the Company has not yet been required to adopt, none of which are expected to have a material impact on the Company’s financial statements and the notes thereto.

Notes to Consolidated Financial Statements

(dollars in thousands, except per share and store data)

2.	Property and Equipment

Property and equipment consists of the following:

	January 31, 2010	January 30, 2011
Leasehold improvements	$27,781	$38,282
Equipment	4,733	6,395

	32,514	44,677
Less—Accumulated depreciation	(10,001)	(13,649)

Property and equipment, net	$22,513	$31,028

Depreciation expense was $2,543, $3,407 and $4,315 for fiscal 2008, 2009 and 2010, respectively.

3.	Other Current Liabilities

Other current liabilities consists of the following:

	January 31, 2010	January 30, 2011
Accrued compensation and payroll taxes	$1,805	$2,235
Accrued inventory in transit	576	1,441
Other	1,014	1,863

	$3,395	$5,539

4.	Note Payable

The Company had a note payable issued to a vendor in the amount of $250. The note did not bear any interest, did not require any installment payments and was due upon the earlier of 30 days after receipt of written notice of demand from the vendor, or June 1, 2012. The Company repaid the full amount of this note on November 11, 2010. The Company had no further obligations from this note payable to the vendor as of January 30, 2011.

5.	Long-term Debt

On June 12, 2008, the Company established a three-year revolving credit facility by entering into a loan and security agreement (the “Credit Agreement”) with Fifth Third Bank. The Credit Agreement provides for a revolving credit facility of up to $25,000 through June 12, 2011. The maximum availability of the revolving credit facility is $15,000, $20,000 and $25,000 in years one, two and three, respectively, of the agreement, less the undrawn face amount of any letters of credit outstanding. The Credit Agreement is secured by substantially all of the assets of the Company. The revolving credit facility under the Credit Agreement had a balance outstanding of $1,000, undrawn face amounts on letters of credit of $339, and availability of $23,661 on January 30, 2011.

The revolving credit facility in the Credit Agreement bears interest at a rate of LIBOR plus a range of 2.75% to 3.50% or at a rate of the lender’s base commercial lending rate plus a range of 0.25% to 1.00%. The rate used within the ranges is determined based on the Company’s consolidated leverage ratio, as defined, on quarterly measurement dates. The balance under the revolving credit facility on January 30, 2011 contained

Notes to Consolidated Financial Statements

(dollars in thousands, except per share and store data)

$1,000 under the LIBOR pricing method (3.75% at January 30, 2011) and $0 under the base lending rate pricing method (3.01% at January 30, 2011).

The Credit Agreement specifies the Company must comply with certain financial and non-financial covenants. The Company was in compliance with these covenants on all respective measurement dates. The Credit Agreement does not permit the payment of any dividends and thus 100% of the Company’s net income is restricted for purposes of dividend payments. The restriction on the payment of dividends applies to the Company and all of its subsidiaries. The Credit Agreement also restricts all of the subsidiaries of the Company from making loans or advances to the Company. The restricted net assets of the subsidiaries are the same as the consolidated net assets, as presented in the accompanying consolidated balance sheets. Teavana Holdings, Inc. has no operations or operating revenues, and the expenses of Teavana Holdings, Inc. are de minimis by virtue of the fact that the management and directors of the company are compensated by its subsidiary, Teavana Corporation. Teavana Holdings, Inc. has no assets outside of its investments in subsidiaries, and no liabilities other than its obligations under the Series A Redeemable Preferred Stock and Class B Redeemable Common Stock issued by it. Teavana Holdings, Inc. is a co-obligor under the Loan and Security Agreement with Fifth Third Bank.

On April 22, 2011 the Company entered into an amendment to the Credit Agreement that will extend the revolving credit facility for an additional five years through April 22, 2016 (see Note 15).

6.	Common and Preferred Stock

The Company had 27,744,243 shares of Class A Common Stock, 9,005,217 shares of Class B Redeemable Common Stock and 10,683,333 shares of Series A Redeemable Preferred Stock outstanding on January 30, 2011 and January 31, 2010. The Class A Common Stock and Class B Redeemable Common Stock entitles the holder to one vote per share. The Series A Redeemable Preferred Stock is non-voting. The Series A Redeemable Preferred Stock is senior to the Class A Common Stock and the Class B Redeemable Common Stock. In the event of a liquidation event, dissolution or winding up of the business, each holder of the Series A Redeemable Preferred Stock then outstanding will be entitled to be paid out of the assets of the Company, available for distribution to its stockholders, before any payment will be made or assets distributed to the holders of the Class A Common Stock or Class B Redeemable Common Stock. The holders of the Class A Common Stock and Class B Redeemable Common Stock are entitled to share ratably in the assets remaining after payment of liabilities and the redemption value of any outstanding preferred stock. The Series A Redeemable Preferred Stock also contains preferences in the declaration of dividends. The holders of the Class A Common Stock and Class B Redeemable Common Stock are entitled to receive dividends declared by the Board of Directors on a pro-rata basis after distribution to the holders of the Series A Redeemable Preferred Stock.

The shares of Class B Redeemable Common Stock may be convertible into an equivalent number of shares of Class A Common Stock at any time at the option of the holder and shall automatically convert upon (i) the sale, transfer, assignment or conveyance to a competitor or (ii) the consummation of a qualified public offering (as defined). After December 15, 2011, each holder of shares of Class B Redeemable Common Stock has the right to require the Company to redeem its shares by delivery of written notice to the Company. Within 60 days of the notice, the Company is required to pay an amount in cash to each holder equal to the fair market value of the shares of the Class B Redeemable Common Stock. Due to this contingent redemption feature, the Class B Redeemable Common Stock is classified in the Consolidated Balance Sheets as temporary equity rather than stockholders’ equity, with adjustments to the fair value of the Class B Redeemable Common Stock made at each reporting date.

The Series A Redeemable Preferred Stock was issued on December 15, 2004 with a mandatory redemption date upon the earlier of an initial public offering or December 15, 2011, (“Redemption Date”). The Series A Redeemable Preferred Stock contains a liquidation preference of $1.00 per share, with annual accretion at a

Notes to Consolidated Financial Statements

(dollars in thousands, except per share and store data)

rate of 5% and accretion of a debt discount from December 15, 2004 through the Redemption Date that are included in interest expense on the Consolidated Statements of Operations. The liquidation preference, or “Redemption Value,” will increase each year based on the accretion of the shares. However the annual accretion of the Redemption Value will be forgiven at the Redemption Date upon the Company consummating a liquidity event or public offering in respect of which the fair market value of the initial public offering exceeds $82,800, as specified in the Company’s Amended and Restated Certificate of Incorporation. In accordance with ASC 480, Distinguishing Liabilities from Equity, the Company classifies the Series A Redeemable Preferred Stock as a liability on the accompanying Consolidated Balance Sheets. The Redemption Value as of January 31, 2010 and January 30, 2011 was $13,722 and $14,408, respectively. Scheduled increases to the redemption value of Series A Redeemable Preferred Stock for the fiscal year ending January 29, 2012, are $658.

7.	Fair Value Measurements

The guidance for fair value measurements establishes the authoritative definition of fair value, sets out a framework for measuring fair value and outlines the required disclosures regarding fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The Company uses a three-tier fair value hierarchy based upon observable and non-observable inputs as follows:

•	Level 1: Quoted market prices in active markets for identical assets or liabilities.

•	Level 2: Inputs other than Level 1 that are either directly or indirectly observable.

•	Level 3: Unobservable inputs developed using the Company’s estimates and assumptions which reflect those that market participants would use.

The Company’s financial instruments consist primarily of its Class B Redeemable Common Stock, classified as temporary equity, which is measured using Level 3 inputs. Changes in the observability of valuation inputs may result in transfers within the fair value measurement hierarchy. The Company did not identify any transfers among levels of the fair value measurements hierarchy during fiscal 2009 and 2010.

The Company’s assets and equity balances measured at fair value on a recurring basis consisted of the Class B Redeemable Common Stock as of January 31, 2010 and January 30, 2011:

	Fair Value Hierarchy Category
	Level 1	Level 2	Level 3
January 31, 2010	$—	$—	$21,888
January 30, 2011	—	—	81,401

The following table presents the change in the estimated fair value of the Class B Redeemable Common Stock measured using significant unobservable inputs (Level 3):

	February 1, 2009	January 31, 2010	January 30, 2011
Fair value measurement at beginning of period	$12,160	$15,808	$21,888
Change in fair value recorded in accumulated deficit	3,648	6,080	59,513

Fair value measurement at end of period	$15,808	$21,888	$81,401

The Class B Redeemable Common Stock is remeasured to fair value each reporting period. The changes in fair value are recorded directly to equity and are based on the change in the underlying fair value of the Company’s stock price during each fiscal year presented. The fair value of the stock price is the amount for

Notes to Consolidated Financial Statements

(dollars in thousands, except per share and store data)

which the stock price could be sold in a current transaction between willing parties. The Company estimates its fair value using primarily a discounted cash flow model. The operating assumptions used in the discounted cash flow model are generally consistent with the Company’s past performance and with the projections and assumptions that are used in the Company’s current operating plans. Such assumptions are subject to change as a result of changing economic and competitive conditions.

8.	Net income per share

The following table sets forth the computation of basic and diluted net income per share in accordance with ASC 260, Earnings per Share (“ASC 260”). Basic net income per share is calculated by dividing net income by the weighted-average common shares outstanding during the period. Diluted net income per share is calculated by dividing net income by the weighted-average number of common shares plus potentially dilutive common shares, primarily consisting of the Company’s non-qualified stock options, outstanding during the period. The treasury stock method was used to determine the dilutive effect of the stock options. The following table details the calculation of basic and diluted net income per share:

	Year ended
	February 1, 2009	January 31, 2010	January 30, 2011
Numerator:
Net Income	$1,197	$5,291	$12,003

Denominator:
For basic net income per share-weighted average shares basis	36,749,460	36,749,460	36,749,460
Effect of dilutive stock options	345,848	572,738	975,607

Denominator for diluted net income per share-adjusted weighted average shares basis	37,095,308	37,322,198	37,725,067

Net income per share:
Basic	$0.03	$0.14	$0.33
Diluted	$0.03	$0.14	$0.32

As of January 30, 2011, the Company had 27,744,243 and 9,005,217 shares of Class A Common stock and Class B Redeemable Common Stock, respectively, outstanding. The Class A Common Stock and Class B Redeemable Common Stock share equally in rights to dividends and undistributed earnings and also share equally in voting rights. As a result, the two class method was not required for computation of net income per share.

The Company has not issued stock-based payment awards to date that meet the criteria of participating securities.

9.	Leases

The Company has entered into operating leases for its stores, distribution center and store support center. Initial lease terms for stores are generally ten years with rent escalations and no renewal options. Rent expense for leases with rent escalations is recognized on a straight-line basis over the term of the lease. The leases are net leases under which the Company pays the taxes, insurance and common area maintenance costs. The leases may also provide for both minimum rent payments and contingent rentals based on a percentage of sales in excess of specified amounts. In certain leases, the landlord also charges the Company a portion of its marketing expense.

Notes to Consolidated Financial Statements

(dollars in thousands, except per share and store data)

Total minimum and contingent rent expense were as follows:

	Fiscal Year ended
	February 1, 2009	January 31, 2010	January 30, 2011
Minimum rentals	$6,234	$8,464	$11,000
Contingent rentals	36	51	127

Total	$6,270	$8,515	$11,127

Future minimum lease payments for noncancelable operating leases with an initial term of one year or more are as follows:

Fiscal year ended in:	Amount
2012	$12,314
2013	12,782
2014	13,091
2015	13,317
2016	13,000
Thereafter	46,746

$111,250

10.	Stock-Based Compensation

Under the Company’s 2004 Management Incentive Plan (the “Plan”), adopted on December 15, 2004, up to 1,851,471 stock options may be granted to certain employees and outside directors or advisors to purchase a fixed number of shares of the Company’s Class A Common Stock at prices not less than 100% of the estimated fair market value at the date of grant. All stock-based awards issued under the plan are non-qualified stock options.

The Company accounts for stock-based awards in accordance with ASC Topic 718, Compensation—Stock Compensation (“ASC 718”). ASC 718 requires measurement of compensation cost for all stock-based awards at fair value on the grant date (or measurement date, if different) and recognition of compensation expense, net of forfeitures, over the requisite service period for awards expected to vest. Stock-based compensation expense was $207, $169 and $157 for fiscal 2008, 2009 and 2010, respectively. Compensation cost is recognized on a pre-tax basis.

The fair value of stock options was estimated at the date of grant using the Black-Scholes option pricing model. The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options with characteristics not present in these employee stock options. Stock option pricing models require the input of highly subjective assumptions, including the expected volatility of the stock price. Because the Company’s stock options have characteristics significantly different from those of traded options and because changes in these subjective input assumptions can materially affect the fair value estimates, in management’s opinion, the existing models may not provide a reliable single measure of the fair value of its stock-based awards. The Company estimated the fair value of options with the following assumptions:

	February 1, 2009	January 31, 2010	January 30, 2011 (1)
Expected life (years) (2)	6.25	6.25	N/A
Risk-free interest rate (3)	2.7% - 3.1%	2.3%	N/A
Volatility (4)	35% - 37%	53%	N/A
Dividend yield (5)	0%	0%	N/A

Notes to Consolidated Financial Statements

(dollars in thousands, except per share and store data)

(1)	The Company did not grant stock options during fiscal 2010.
(2)	Represents the period of time options are expected to remain outstanding. As the Company has only awarded “plain vanilla options” as described by ASC 718-10-S99, Compensation—Stock Compensation: Overall: SEC Materials, the Company used the “simplified method” for determining the expected life of options granted. The simplified method calculates the expected term as the sum of the vesting term and the original contract term divided by two. The Company will continue to use the simplified method until such time that it has sufficient historical data for options to estimate the expected term of stock-based awards.
(3)	Based on the US Treasury yield curve in effect at the time of grant.
(4)	Expected stock price volatility is based on the Company’s peer group average implied volatility.
(5)	The Company has not paid regular dividends on its common stock and does not expect to pay dividends on its common stock in the foreseeable future.

The following table represents stock options granted, cancelled or expired under the plan during fiscal 2008, 2009 and 2010. There were no options that expired or that were exercised during each of these periods:

	Options	Weighted Average Exercise Price
Outstanding at February 3, 2008	1,349,723	$1.14
Granted	327,710	1.64
Cancelled or expired	(7,406)	1.35

Outstanding at February 1, 2009	1,670,027	1.24
Granted	181,444	2.43
Cancelled or expired	—	—

Outstanding at January 31, 2010	1,851,471	1.36
Granted	—	—
Cancelled or expired	—	—

Outstanding at January 30, 2011	1,851,471	$1.36

The weighted-average grant-date fair value of stock options granted during fiscal years 2008 and 2009 was $0.66 and $1.29, per stock option.

Notes to Consolidated Financial Statements

(dollars in thousands, except per share and store data)

Under the Plan, options generally become exercisable over a four-year period and expire ten years from the date of grant. Option grants generally vest 25% on each anniversary of the grant date, commencing with the first anniversary. As of January 31, 2010, the Company had granted all available stock options under the Plan. The following is a summary of the changes in the Company’s non-vested stock options for fiscal years ended February 1, 2009, January 31, 2010 and January 30, 2011:

	Number of Shares	Weighted Average Grant-Date Fair Value
Non-vested stock options outstanding at February 3, 2008	822,053	$0.50
Granted	327,710	0.66
Vested	(335,579)	0.49
Cancelled or expired	(7,406)	0.57

Non-vested stock options outstanding at February 1, 2009	806,778	0.57
Granted	181,444	1.29
Vested	(396,676)	0.53
Cancelled or expired	—	—

Non-vested stock options outstanding at January 31, 2010	591,544	0.81
Granted	—	—
Vested	(222,177)	0.73
Cancelled or expired	—	—

Non-vested stock options outstanding at January 30, 2011	369,367	$0.86

The total fair value of vested stock options was $165, $209, and $162 during fiscal 2008, 2009 and 2010, respectively. As of January 30, 2011, there was $247 of total unrecognized compensation cost related to non-vested stock option awards. The compensation cost is expected to be recognized through fiscal 2013, based on existing vesting terms with the weighted average remaining expense recognition period being approximately 2.6 years. Additionally, these non-vested options could vest earlier in the event of a change of control or initial public offering resulting in immediate recognition of unrecognized compensation cost.

The options outstanding at January 30, 2011, are summarized below:

Number of Shares Outstanding	Options Exercisable	Exercise Price	Average Remaining Contractual Life (in Years)
1,212,713	1,175,684	$1.12	4.9
129,603	97,202	1.35	6.8
277,721	138,860	1.62	7.2
49,990	24,995	1.76	7.6
181,444	45,363	2.43	8.8

1,851,471	1,482,104		5.8

There were 1,482,104 options exercisable as of January 30, 2011 with a weighted average exercise price of $1.23 per share and intrinsic value of $790.

Notes to Consolidated Financial Statements

(dollars in thousands, except per share and store data)

11.	Related Party Transactions

In December 2007, the Company made a loan in the principal amount of $50 at an annual interest rate of 10% to an officer of the Company. On March 21, 2011, the Company forgave the entire principal amount of the loan, plus accrued and unpaid interest thereon, in consideration of the Company’s repurchase of unexercised options to purchase 9,332 shares of the Company’s Class A Common Stock granted in June 2005. The outstanding balance of the loan as of January 30, 2011, including principal and interest, was $75 and is included in prepaid expenses and other assets on our Consolidated Balance Sheets.

The Company has employment contracts with two executive officers who are also holders of Class A Common Stock. The contracts provide for severance compensation if the executives are terminated.

In December 2004, we entered into a contract to provide financial advisory and management services to the Company with SKM Growth Investors, L.P., the predecessor entity to Parallel Investment Partners, LLC (the “Advisor”). Parallel manages certain investments on behalf of SKM Equity Fund III, L.P., a private-equity investment fund that holds substantially all of the ownership interest in one of our stockholders. The fee was $250 for calendar years 2008, 2009 and 2010, with subsequent annual fees to be negotiated by the parties. This contract will expire when the Advisor and its affiliates (including, without limitation, SKM Equity Fund III, L.P.) cease to own certain percentages of Class B Redeemable Common Stock and Series A Redeemable Preferred stock as specified in the contract.

12.	Income Taxes

The deferred income tax assets and liabilities as presented in the accompanying balance sheets consisted of the following amounts:

	January 31, 2010	January 30, 2011
Deferred income tax assets:
Deferred rent liability	$1,462	$2,931
Inventory reserve	587	1,274
Deferred revenue	578	633
Stock compensation expense	249	318
Accrued vacation	67	87
Other liabilities	43	263

Total deferred income tax assets	2,986	5,506

Deferred income tax liabilities:
Book versus income tax depreciation difference	(1,746)	(3,873)
Prepaid expenses	(275)	(424)
Intangibles	(9)	—

Total deferred income tax liability	(2,030)	(4,297)

Net deferred tax assets	$956	$1,209

Deferred income tax asset, current	$772	$1,629
Deferred income tax asset, non-current	184	—
Deferred income tax liability, non-current	—	(420)

Net deferred tax assets	$956	$1,209

Notes to Consolidated Financial Statements

(dollars in thousands, except per share and store data)

The significant components of the provision for income taxes are as follows:

	February 1, 2009	January 31, 2010	January 30, 2011
Current
Federal	$1,822	$3,106	$7,183
State	290	832	1,976

Total current	2,112	3,938	9,159

Deferred
Federal	(548)	486	188
State	(62)	46	(441)

Total deferred	(610)	532	(253)

Total	$1,502	$4,470	$8,906

The provision for income taxes recorded differs from the federal statutory rate primarily due to state income tax expense and nondeductible expense which primarily consists of the accretion of the Series A Redeemable Preferred Stock. The reconciliation to the federal statutory rate is as follows:

	February 1, 2009		January 31, 2010		January 30, 2011
Provision at federal statutory rate	$917	34.0%	$3,319	34.0%	$7,318	35.0%
State income taxes, net	149	5.5%	460	4.7%	954	4.5%
Series A Redeemable Preferred Stock accretion	508	18.8%	609	6.2%	750	3.6%
Nondeductible business expenses, net	25	0.9%	26	0.3%	38	0.2%
Provision to return	16	0.6%	56	0.6%	(65)	(0.3)%
Deferred tax adjustment	(109)	(4.0)%	—	0.0%	—	0.0%
Other, net	(4)	(0.1)%	—	0.0%	(89)	(0.4)%

Effective tax rate	$1,502	55.7%	$4,470	45.8%	$8,906	42.6%

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers projections of future taxable income, tax planning strategies and the reversal of temporary differences in making this assessment. The Company has determined that no such valuation allowance is necessary as of January 31, 2010 and January 30, 2011.

The Company adopted ASC 740-10, as of January 29, 2007 with no cumulative effect adjustment recorded at adoption. As of January 30, 2011, and for all periods presented, the Company has no liability with respect to unrecognized tax benefits.

The Company files federal, state, and local income tax returns in jurisdictions with varying statutes of limitation. The Company’s tax years for the fiscal years ended February 3, 2008 through January 30, 2011 generally remain subject to examination by federal and most state tax authorities. The audit of the Company’s US income tax return for fiscal 2007 was completed in fiscal 2009.

Notes to Consolidated Financial Statements

(dollars in thousands, except per share and store data)

13.	Employee Benefit Plan

The Company established the Teavana Corporation Retirement Savings Plan (the “Teavana 401(k) Plan”) on July 1, 2006. Under this plan, employees of the Company who are 21 years of age or older and that have completed six months of service are eligible to participate. The Company matches 100% of participant contributions up to 1% of participant compensation and 50% of participant contributions from 1% to 6% of a participant’s compensation.

Company contributions to the Teavana 401(k) Plan were $184, $334 and $416 during fiscal 2008, 2009 and 2010, respectively.

14.	Commitments and Contingencies

The Company is involved in various legal proceedings encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material adverse effect on the Company’s financial position or results of operations.

15.	Subsequent Events

The Company has evaluated subsequent events from the balance sheet date to April 28, 2011, the date the Consolidated Financial Statements were available to be issued, and through July 18, 2011, the date the Consolidated Financial Statements were reissued, and identified the following items.

On April 22, 2011, the Company entered into an amendment to the existing loan and security agreement with Fifth Third Bank, which extends the maturity of this facility until April 22, 2016.

Under the amended revolving credit facility, the borrowing capacity is equal to the lesser of (i) the Maximum Revolving Facility (as defined), less the undrawn face amount of any letters of credit outstanding at the time a drawdown on the revolving credit facility is made, and (ii) the Borrowing Base (as defined). The Maximum Revolving Facility is equal to (i) prior to August 1, 2011, $40,000, (ii) from August 1, 2011 to December 31, 2011, $50,000, and (iii) on and after December 31, 2011, $40,000. The Borrowing Base is defined as the sum of (i) 200% of Consolidated EBITDA (as defined) for the most recent trailing twelve-month period for which financial statements are available, minus (ii) the aggregate undrawn face amount of any letters of credit outstanding at the time a drawdown on the revolving credit facility is made, minus (iii) such reserves as may be established by the lender in its Permitted Discretion (as defined), but not to exceed 35% of the Borrowing Base. The revolving credit facility includes a $5.0 million sublimit for the issuance of letters of credit.

Indebtedness incurred under the amended revolving credit facility will bear interest at a rate of LIBOR (subject to a minimum level of 1.5%) plus an applicable margin of 4.50% or at a rate of the lender’s base commercial lending rate plus an applicable margin of 3.00%. The amended loan and security agreement includes customary negative and affirmative covenants. Indebtedness incurred under both the amended loan and security agreement and the original loan and security agreement is collateralized by substantially all of our assets.

On July 13, 2011, the board of directors and the stockholders of the Company approved a 3.70294176910785-for-1 stock split for each outstanding share of Class A common stock, with effect from the filing of a Certificate of Amendment to the Company’s Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware. As a result of the stock split, the number of shares of Class A common stock into which each share of Class B common stock will convert will be adjusted to the number of shares of Class A common stock which such holder would have been entitled to receive after the occurrence of such stock split had the Class B common stock been converted immediately prior to the stock split. All issued and outstanding shares of Class A common stock and Class B common stock and stock options exercisable for Class A common stock have been retroactively adjusted to reflect this stock split for all periods presented.

TEAVANA HOLDINGS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except per share data)

	January 30, 2011	May 1, 2011
		(unaudited)
Assets
Current assets
Cash and cash equivalents	$7,901	$3,740
Inventory	16,928	18,286
Other current assets	5,362	5,827

Total current assets	30,191	27,853
Property and equipment, net	31,028	34,795
Goodwill	2,394	2,394
Other non-current assets	513	760

Total assets	$64,126	$65,802

Liabilities, Redeemable Common Stock and Stockholders’ Deficit
Current liabilities
Income taxes payable	$4,809	$2,112
Series A Redeemable Preferred Stock, $.0001 par value; 10,683,333 shares authorized, issued and outstanding	12,992	13,591
Other current liabilities	10,514	9,659

Total current liabilities	28,315	25,362

Long-term liabilities
Deferred rent	7,524	8,943
Long-term debt	1,000	1,000
Other long-term liabilities	945	870

Total long-term liabilities	9,469	10,813

Total liabilities	37,784	36,175

Commitments and contingencies (Note 10)	—	—
Redeemable common stock
Class B Redeemable Common Stock, $.00003 par value; 50,000,000 shares authorized, 9,005,217 issued and outstanding	81,401	87,253
Stockholders’ deficit
Class A Common Stock, $.00003 par value; 50,000,000 shares authorized, 27,744,243 issued and outstanding	1	1
Additional paid-in capital	—	—
Accumulated deficit	(55,060)	(57,627)

Total stockholders’ deficit	(55,059)	(57,626)

Total liabilities, redeemable common stock and stockholders’ deficit	$64,126	$65,802

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

TEAVANA HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

(dollars in thousands, except per share data)

	Thirteen Weeks Ended
	May 2, 2010	May 1, 2011
Net sales	$25,773	$34,939
Cost of goods sold (exclusive of depreciation shown separately below)	10,021	12,451

Gross profit	15,752	22,488
Selling, general and administrative expense	10,800	14,758
Depreciation and amortization expense	973	1,274

Income from operations	3,979	6,456
Interest expense, net	623	689

Income before income taxes	3,356	5,767
Provision for income taxes	1,429	2,444

Net income	$1,927	$3,323

Net income per share:
Basic	$0.05	$0.09
Diluted	$0.05	$0.09
Weighted average number of shares outstanding:
Basic	36,749,460	36,749,460
Diluted	37,471,930	37,728,622

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

TEAVANA HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN REDEEMABLE COMMON STOCK

AND STOCKHOLDERS’ DEFICIT

(unaudited, unless specified audited)

(dollars in thousands, except share data)

	Class B Redeemable Common Stock		Total Redeemable Common Stock	Class A Common Stock		Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount		Shares	Amount
Balance, January 30, 2011 (audited)	9,005,217	$81,401	$81,401	27,744,243	$1	$—	$(55,060)	$(55,059)
Net income	—	—	—	—	—	—	3,323	3,323
Change in fair value of class B redeemable common stock	—	5,852	5,852	—	—	38	(5,890)	(5,852)
Stock-based compensation	—	—	—	—	—	37	—	37
Repurchase of stock-based awards	—	—	—	—	—	(75)	—	(75)

Balance, May 1, 2011	9,005,217	$87,253	$87,253	27,744,243	$1	$—	$(57,627)	$(57,626)

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

TEAVANA HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

(dollars in thousands)

	Thirteen Weeks Ended
	May 2, 2010	May 1, 2011
Cash flows from operating activities:
Net income	1,927	$3,323
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization expense	973	1,274
Non-cash interest expense	570	633
Stock-based compensation	34	37
Other	—	140
Changes in operating assets and liabilities:
Inventory	(571)	(1,359)
Other current assets	181	(81)
Income taxes payable	(4,205)	(2,696)
Deferred rent	457	1,419
Other accrued liabilities	305	(1,548)

Net cash provided by (used in) operating activities	(329)	1,142
Cash flows from investing activities:
Purchase of property and equipment	(2,346)	(5,056)

Net cash used in investing activities	(2,346)	(5,056)
Cash flows from financing activities:
Proceeds from revolving credit facility	29,815	35,510
Payments on revolving credit facility	(27,303)	(35,510)
Payment of initial public offering costs	—	(247)

Net cash provided by (used in) financing activities	2,512	(247)

Net decrease in cash and cash equivalents	(163)	(4,161)
Cash and cash equivalents, beginning of fiscal period	1,314	7,901

Cash and cash equivalents, end of fiscal period	$1,151	$3,740

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

Notes to Condensed Consolidated Financial Statements

(unaudited)

(dollars in thousands, except per share and store data)

1.	Business and Summary of Significant Accounting Policies

Nature of Business

Teavana Holdings, Inc. (the “Company” or “Teavana”) is a specialty retailer of premium loose-leaf teas, authentic artisanal teawares and other tea-related merchandise. The Company offers its products through 161 company-owned stores in 35 states and franchised stores primarily in Mexico, as well as through its website.

Basis of Presentation

The accompanying condensed consolidated financial statements are unaudited and have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”) for interim financial information, and the Securities and Exchange Commission’s (“SEC”) guidance for Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by US GAAP for complete financial statements. In the opinion of management, all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation of the unaudited condensed consolidated financial statements have been recorded in the interim periods presented. These unaudited, condensed consolidated financial statements should be read in conjunction with the Company’s audited, consolidated financial statements and related notes as of January 30, 2011 and January 31, 2010 and for the years ended January 30, 2011, January 31, 2010 and February 1, 2009.

The accompanying condensed consolidated unaudited financial statements present results of operations for the thirteen weeks ended May 2, 2010 and May 1, 2011, respectively. These results are not necessarily indicative of the results that may be achieved for the year ending January 29, 2012, or any other period. The Company has evaluated subsequent events from the balance sheet date to June 9, 2011, the date the Condensed Consolidated Financial Statements were available to be issued, and did not identify any event that would require adjustment to or disclosure in the condensed consolidated financial statements.

Principles of Consolidation

The Condensed Consolidated Financial Statements include all the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Fiscal Year

The Company’s fiscal year is 52 or 53 weeks ending on the Sunday nearest to January 31 of the following year. These condensed consolidated financial statements include the 13 weeks in each of the quarters ending May 2, 2010 and May 1, 2011, respectively.

Seasonality

The Company’s business is seasonal and has historically realized a higher portion of net sales, net income and operating cash flows in the fourth fiscal quarter due primarily to the holiday selling season. As a result, the Company’s working capital requirements fluctuate during the year increasing in the second and third fiscal quarters in anticipation of this peak selling season.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of

Notes to Condensed Consolidated Financial Statements

(unaudited)

(dollars in thousands, except per share and store data)

contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Adopted Accounting Pronouncements

In January 2010, FASB issued Accounting Standards Update (“ASU”) 2010-06 to Topic 820—Fair Value Measurements and Disclosures (“ASU 2010-06”). ASU 2010-06 provided requirements of new disclosures of significant transfers in and out of Levels 1 and 2, and expanded disclosure of activity in Level 3 (see Note 5). ASU 2010-06 also clarified existing disclosures around the level of disaggregation of each class of assets and liabilities, and about fair value inputs and valuation techniques for Level 2 and Level 3. ASU 2010-06 was effective for interim and annual reporting periods beginning after December 15, 2009 for existing disclosures and becomes effective for fiscal years beginning after December 15, 2010 for disclosure of purchases, sales, issuances and settlements in the roll-forward activity in Level 3 fair value measurements. Adoption of ASU 2010-06 did not have a material impact on the Company’s Condensed Consolidated Financial Statements.

In December 2010, the FASB issued ASU 2010-28 to Topic 350—Intangibles—Goodwill and Other: When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts (“ASU 2010-28”). ASU 2010-28 modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. Goodwill of a reporting unit is required to be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. ASU 2010-28 became effective starting in the first quarter of 2011 with early adoption not permitted. Adoption of ASU 2010-28 did not have a material impact on the Company’s Condensed Consolidated Financial Statements.

There were various other accounting standards and interpretations issued during the thirteen weeks ended May 1, 2011 that the Company has not yet been required to adopt, none of which is expected to have a material impact on the Company’s consolidated financial statements and the notes thereto going forward.

2.	Property and Equipment

Property and equipment consists of the following:

	January 30, 2011	May 1, 2011
Leasehold improvements	$38,282	$42,625
Equipment	6,395	7,021

	44,677	49,646
Less—Accumulated depreciation	(13,649)	(14,851)

Property and equipment, net	$31,028	$34,795

Depreciation expense was $952 and $1,269 for the thirteen weeks ended May 2, 2010 and May 1, 2011, respectively.

3.	Long-term Debt

On June 12, 2008, the Company established a three-year revolving credit facility by entering into a loan and security agreement (the “Credit Agreement”) with Fifth Third Bank. On April 22, 2011, the Company

Notes to Condensed Consolidated Financial Statements

(unaudited)

(dollars in thousands, except per share and store data)

entered into an amendment to the Credit Agreement that increased the revolving credit facility and extended its term for five years through April 22, 2016. The Credit Agreement provides for a fluctuating revolving credit facility up to $50,000 through April 22, 2016. The borrowing capacity is equal to (i) the lesser of the maximum revolving facility, less the undrawn face amount of any letters of credit outstanding and (ii) the borrowing base. The maximum availability of the revolving credit facility is equal to (i) prior to August 1, 2011, $40,000, (ii) from August 1, 2011 to December 31, 2011, $50,000 and (iii) on and after December 31, 2011, $40,000. The borrowing base is defined as the sum of (i) 200% of Consolidated adjusted EBITDA (as defined) for the most recent twelve month trailing period for which financial statements are available, minus (ii) the aggregate undrawn face amount of any outstanding letters of credit at the time a drawdown on the revolving credit facility is made, minus (iii) such reserves as may be established by the lender in its discretion, but not to exceed 35% of the Borrowing Base. The revolving credit facility includes a $5,000 sublimit for the issuance of letters of credit. The Credit Agreement is secured by substantially all of the assets of the Company. The revolving credit facility under the Credit Agreement had a balance outstanding of $1,000, undrawn face amounts on letters of credit of $1,000 and availability of $38,000 on May 1, 2011.

The revolving credit facility in the Credit Agreement bears interest at a rate of LIBOR (subject to a minimum level of 1.5%) plus an applicable margin of 4.50% or at a rate of the lender’s base commercial lending rate plus a margin of 3.00%. The balance under the revolving credit facility on May 1, 2011 contained $1,000 under the LIBOR pricing method at a rate of 6.0% and $0 under the base lending rate pricing method at a rate of 6.25%.

The Credit Agreement specifies the Company must comply with certain financial and non-financial covenants. The Company was in compliance with these covenants on all respective measurement dates. The Credit Agreement does not permit the payment of any dividends and thus 100% of the Company’s net income is restricted for purposes of dividend payments. The restriction on the payment of dividends applies to the Company and all of its subsidiaries. The Credit Agreement also restricts all of the subsidiaries of the Company from making loans or advances to the Company. The restricted net assets of the subsidiaries are the same as the consolidated net assets, as presented in the accompanying condensed consolidated balance sheets. Teavana Holdings, Inc. has no operations or operating revenues, and the expenses of Teavana Holdings, Inc. are de minimis by virtue of the fact that the management and directors of the company are compensated by its subsidiary, Teavana Corporation. Teavana Holdings, Inc. has no assets outside of its investments in subsidiaries, and no liabilities other than its obligations under the Series A Redeemable Preferred Stock and Class B Redeemable Common Stock issued by it. Teavana Holdings, Inc. is a co-obligor under the Loan and Security Agreement with Fifth Third Bank.

Deferred financing costs totaling $424 were incurred in connection with the amendment to the Credit Agreement and will be amortized to interest expense over the five-year term of the facility using the straight-line method. The unamortized loan costs from the original Credit Agreement will continue to be amortized over the remaining term of the amended facility. Interest expense relating to deferred financing costs and interest incurred on borrowings under the credit agreement totaled $34 for each of the thirteen weeks ended May 2, 2010 and May 1, 2011, respectively.

4.	Common and Preferred Stock

The Company had 27,744,243 shares of Class A Common Stock, 9,005,217 shares of Class B Redeemable Common Stock and 10,683,333 shares of Series A Redeemable Preferred Stock outstanding on January 30, 2011 and May 1, 2011. The Class A Common Stock and Class B Redeemable Common Stock entitles the holder to one vote per share. The Series A Redeemable Preferred Stock is non-voting. In the event of a liquidation event (as defined), dissolution or winding up of the business, each holder of the Series A Redeemable Preferred Stock then outstanding will be entitled to be paid out of the assets of the Company,

Notes to Condensed Consolidated Financial Statements

(unaudited)

(dollars in thousands, except per share and store data)

available for distribution to its stockholders, before any payment will be made or assets distributed to the holders of the Class A Common Stock or Class B Redeemable Common Stock. The holders of the Class A Common Stock and Class B Redeemable Common Stock are entitled to share ratably in the assets remaining after payment of liabilities and the redemption value of any outstanding preferred stock. The Series A Redeemable Preferred Stock also contains preferences in the declaration of dividends. The holders of the Class A Common Stock and Class B Redeemable Common Stock are entitled to receive dividends declared by the Board of Directors on a pro-rata basis after distribution to the holders of the Series A Redeemable Preferred Stock.

The shares of Class B Redeemable Common Stock may be convertible into an equivalent number of shares of Class A Common Stock at any time at the option of the holder and shall automatically convert upon (i) the sale, transfer, assignment or conveyance to a competitor or (ii) the consummation of a liquidity event (as defined) or a public offering (as defined). After December 15, 2011, each holder of shares of Class B Redeemable Common Stock has the right to require the Company to redeem its shares by delivery of written notice to the Company. Within 60 days of the notice, the Company is required to pay an amount in cash to each holder equal to the fair market value of the shares of the Class B Redeemable Common Stock. Due to this contingent redemption feature, the Class B Redeemable Common Stock is classified in the Consolidated Balance Sheets as temporary equity rather than stockholders’ equity, with adjustments to the fair value of the Class B Redeemable Common Stock made at each reporting date.

The Series A Redeemable Preferred Stock was issued on December 15, 2004 with a mandatory redemption date upon the earlier of a liquidity event (as defined) or December 15, 2011 (“Redemption Date”). The Series A Redeemable Preferred Stock contains a liquidation preference of $1.00 per share, with annual accretion at a rate of 5% and accretion of a debt discount from December 15, 2004 through the Redemption Date that are included in interest expense on the Consolidated Statements of Operations. The liquidation preference, or “Redemption Value,” will increase each year based on the annual accretion of the shares. However the annual accretion of the Redemption Value will be forgiven at the Redemption Date upon the Company consummating a liquidity event or public offering in respect of which the fair market value of the initial public offering exceeds $82,800, as specified in the Company’s Amended and Restated Certificate of Incorporation. In accordance with ASC 480, Distinguishing Liabilities from Equity, the Company classifies the Series A Redeemable Preferred Stock as a liability on the accompanying Condensed Consolidated Balance Sheets.

5.	Fair Value Measurements

The guidance for fair value measurements establishes the authoritative definition of fair value, sets out a framework for measuring fair value and outlines the required disclosures regarding fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The Company uses a three-tier fair value hierarchy based upon observable and non-observable inputs as follows:

•	Level 1: Quoted market prices in active markets for identical assets or liabilities.

•	Level 2: Inputs other than Level 1 that are either directly or indirectly observable.

•	Level 3: Unobservable inputs developed using the Company’s estimates and assumptions which reflect those that market participants would use.

The Company’s financial instruments consist primarily of its Class B Redeemable Common Stock, classified as temporary equity, which is measured using Level 3 inputs. Changes in the observability of

Notes to Condensed Consolidated Financial Statements

(unaudited)

(dollars in thousands, except per share and store data)

valuation inputs may result in transfers within the fair value measurement hierarchy. The Company did not identify any transfers among levels of the fair value measurements hierarchy during the thirteen weeks ended May 1, 2011.

The Company’s balances measured at fair value on a recurring basis consisted of the Class B Redeemable Common Stock as of January 30, 2011 and May 1, 2011:

	Fair Value Hierarchy Category
	Level 1	Level 2	Level 3
January 30, 2011	$—	$—	$81,401
May 1, 2011	—	—	87,253

The following table presents the change in the estimated fair value of the Class B Redeemable Common Stock measured using significant unobservable inputs (Level 3) at the end of the thirteen weeks ended May 1, 2011:

May 1, 2011
Fair value measurement at beginning of period	$81,401
Change in fair value recorded in accumulated deficit	5,852

Fair value measurement at end of period	$87,253

The Class B Redeemable Common Stock is remeasured to fair value each reporting period. The changes in fair value are recorded directly to equity and are based on the change in the underlying fair value of the Company’s stock price during each fiscal period presented. The fair value of the stock price is the amount for which the stock price could be sold in a current transaction between willing parties. The Company historically has estimated its fair value using both a discounted cash flow model and a market approach. The operating assumptions used in these valuation calculations are generally consistent with the Company’s past performance and with the projections and assumptions that are used in the Company’s current operating plans. Such assumptions are subject to change as a result of changing economic and competitive conditions.

Notes to Condensed Consolidated Financial Statements

(unaudited)

(dollars in thousands, except per share and store data)

6.	Net income per share

The following table sets forth the computation of basic and diluted net income per share in accordance with ASC 260, Earnings per Share (“ASC 260”). Basic net income per share is calculated by dividing net income by the weighted-average common shares outstanding during the period. Diluted net income per share is calculated by dividing net income by the weighted-average number of common shares plus potentially dilutive common shares, primarily consisting of the Company’s non-qualified stock options, outstanding during the period. The treasury stock method was used to determine the dilutive effect of the stock options. The following table details the calculation of basic and diluted net income per share:

	Thirteen Weeks Ended
	May 2, 2010	May 1, 2011
Numerator:
Net Income	$1,927	$3,323

Denominator:
For basic net income per share-weighted average shares basis	36,749,460	36,749,460
Effect of dilutive stock options	722,470	979,162

Denominator for diluted net income per share-adjusted weighted average shares basis	37,471,930	37,728,622

Net income per share:
Basic	$0.05	$0.09
Diluted	$0.05	$0.09

As of May 1, 2011, the Company had 27,744,243 and 9,005,217 shares of Class A Common stock and Class B Redeemable Common Stock, respectively, outstanding. The Class A Common Stock and Class B Redeemable Common Stock share equally in rights to dividends and undistributed earnings and also share equally in voting rights. As a result, the two class method was not required for computation of net income per share.

The Company has not issued stock-based payment awards to date that meet the criteria of participating securities. There were no anti-dilutive securities as of May 2, 2010 and May 1, 2011.

7.	Leases

The Company has entered into operating leases for its stores, distribution center and store support center. Initial lease terms for stores are generally ten years with rent escalations and no renewal options. Rent expense for leases with rent escalations is recognized on a straight-line basis over the term of the lease. The leases are net leases under which the Company pays the taxes, insurance and common area maintenance costs. The leases may also provide for both minimum rent payments and contingent rentals based on a percentage of sales in excess of specified amounts. In certain leases, the landlord also charges the Company a portion of its marketing expense.

Total minimum and contingent rent expense were as follows:

	May 2, 2010	May 1, 2011
Minimum rentals	$2,288	$3,016
Contingent rentals	10	67

Total	$2,298	$3,083

Notes to Condensed Consolidated Financial Statements

(unaudited)

(dollars in thousands, except per share and store data)

Future minimum lease payments for non-cancelable operating leases with an initial term of one year or more are as follows as of May 1, 2011:

Fiscal year ended in	Amount
2012 (remainder of year)	$9,744
2013	13,579
2014	13,928
2015	14,178
2016	13,889
Thereafter	51,874

$117,192

8.	Stock-Based Compensation

Under the Company’s 2004 Management Incentive Plan (the “Plan”), adopted on December 15, 2004, up to 1,851,471 stock options may be granted to certain employees and outside directors or advisors to purchase a fixed number of shares of the Company’s Class A Common Stock at prices not less than 100% of the estimated fair market value at the date of grant. All stock-based awards issued under the plan are non-qualified stock options. There were no stock-based awards granted during the thirteen weeks ended May 2, 2010 and May 1, 2011, respectively.

The Company accounts for stock-based awards in accordance with ASC Topic 718, Compensation—Stock Compensation (“ASC 718”). ASC 718 requires measurement of compensation cost for all stock-based awards at fair value on the grant date (or measurement date, if different) and recognition of compensation expense, net of forfeitures, over the requisite service period for awards expected to vest. Stock-based compensation expense was $34 and $37 for the thirteen weeks ended May 2, 2010 and May 1, 2011, respectively. Compensation cost is recognized on a pre-tax basis.

The following table represents stock options granted, repurchased or forfeited under the plan during the thirteen weeks ended May 1, 2011. There were no options that expired or that were exercised during this period:

	Options	Weighted Average Exercise Price
Outstanding at January 30, 2011	1,851,471	$1.36
Granted	—	—
Repurchased	(9,332)	1.12

Outstanding at May 1, 2011	1,842,139	$1.36

Notes to Condensed Consolidated Financial Statements

(unaudited)

(dollars in thousands, except per share and store data)

Under the Plan, options generally become exercisable over a four-year period and expire ten years from the date of grant. Option grants generally vest 25% on each anniversary of the grant date, commencing with the first anniversary. The following is a summary of the changes in the Company’s non-vested stock options during the thirteen weeks ended May 1, 2011:

	Number of Shares	Weighted-Average Grant-Date Fair Value
Non-vested stock options outstanding at January 30, 2011	369,367	$0.86
Granted	—	—
Vested	(49,185)	0.76

Non-vested stock options outstanding at May 1, 2011	320,182	$0.88

The total fair value of stock options that vested during the thirteen weeks ended May 1, 2011 was $37. As of May 1, 2011, there was $210 of total unrecognized compensation cost related to non-vested stock option awards. The compensation cost is expected to be recognized through fiscal 2013, based on existing vesting terms with the weighted average remaining expense recognition period being approximately 1.51 years. Additionally, these non-vested options could vest earlier in the event of a change of control or initial public offering resulting in immediate recognition of unrecognized compensation cost.

The options outstanding at May 1, 2011, are summarized below:

Number of Shares Outstanding	Options Exercisable	Exercise Price	Average Remaining Contractual Life (in Years)
1,203,381	1,175,610	$1.12	4.60
129,603	105,304	1.35	6.50
277,721	156,220	1.62	6.90
49,990	28,120	1.76	7.30
181,444	56,703	2.43	8.50

1,842,139	1,521,957		5.60

There were 1,521,957 options exercisable as of May 1, 2011 with a weighted average exercise price of $1.25 per share and intrinsic value of $823.

9.	Income Taxes

For interim financial reporting, the Company estimates the annual effective tax rate based on projected taxable income for the full year and adjusts as necessary for discrete events occurring in a particular period. The quarterly income tax provision is recorded in accordance with the estimated annual effective rate. The Company refines the estimates of taxable income throughout the year as new information, including year-to-date financial results, becomes available. This process often results in a change to the anticipated annual effective tax rate. The Company adjusts the year-to-date income tax provision to reflect the updated annual effective tax rate during the quarter in which the change in estimate occurs. Significant judgment is required in determining our effective tax rate and in evaluating our tax positions.

The effective tax rate for the thirteen weeks ended May 2, 2010 was 42.6% compared to 42.4% for the thirteen weeks ended May 1, 2011. The effective tax rate differs from the federal statutory rate due to state

Notes to Condensed Consolidated Financial Statements

(unaudited)

(dollars in thousands, except per share and store data)

income tax expense and nondeductible expense which primarily consists of the accretion of the Series A Redeemable Preferred Stock.

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers projections of future taxable income, tax planning strategies and the reversal of temporary differences in making this assessment. The Company has determined that no such valuation allowance is necessary as of May 2, 2010 and May 1, 2011, respectively.

The Company recognizes income tax liabilities related to unrecognized tax benefits in accordance with ASC 740-10 and adjusts for such liabilities when its judgment changes as the result of the evaluation of new information. At May 1, 2011, the Company does not anticipate any tax position generating a significant change in our liability for unrecognized tax benefits within 12 months of this reporting date.

10.	Commitments and Contingencies

The Company is involved in various legal proceedings encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material adverse effect on the Company’s financial position or results of operations.

11.	Subsequent Events

The Company has evaluated subsequent events from the balance sheet date to June 9, 2011, the date the Consolidated Financial Statements were available to be issued, and through July 18, 2011, the date the Consolidated Financial Statements were reissued, and identified the following items.

On July 13, 2011, the board of directors and the stockholders of the Company approved a 3.70294176910785-for-1 stock split for each outstanding share of Class A common stock, with effect from the filing of a Certificate of Amendment to the Company’s Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware. As a result of the stock split, the number of shares of Class A common stock into which each share of Class B common stock will convert will be adjusted to the number of shares of Class A common stock which such holder would have been entitled to receive after the occurrence of such stock split had the Class B common stock been converted immediately prior to the stock split. All issued and outstanding shares of Class A common stock and Class B common stock and stock options exercisable for Class A common stock have been retroactively adjusted to reflect this stock split for all periods presented.

intoteas
Exotic
BLENDS
collection
TEAVANA
Exotic
ICED
Tea

7,142,858 Shares

Common Stock

PROSPECTUS

BofA Merrill Lynch

Goldman, Sachs & Co.

Morgan Stanley

Piper Jaffray

William Blair & Company

Stifel Nicolaus Weisel

                    , 2011

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

Amount To Be Paid
Registration fee	$11,610
FINRA filing fee	$13,196
New York Stock Exchange listing fee	171,853
Transfer agent’s fees	3,775
Printing and engraving expenses	308,651
Legal fees and expenses	750,000
Accounting fees and expenses	277,300
Blue Sky fees and expenses	25,000
Miscellaneous	360,051

Total	$1,921,436

Each of the amounts set forth above, other than the registration fee, the FINRA filing fee and the listing fee, is an estimate.

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the Registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The Registrant’s amended and restated by-laws provide for indemnification by the Registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant’s amended and restated certificate of incorporation provides for such limitation of liability.

The Registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, and (b) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The proposed form of Underwriting Agreement filed as Exhibit 1 to this Registration Statement provides for indemnification of directors and officers of the Registrant by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

Since April 28, 2008, the Registrant has not sold any securities without registration under the Securities Act of 1933, as amended.

Item 16. Exhibits and Financial Statement Schedules.

(a) The following exhibits are filed as part of this Registration Statement:

Exhibit Number	Description
1.1	Form of Underwriting Agreement**

3.1	Form of Amended and Restated Certificate of Incorporation**

3.2	Form of Amended and Restated By-Laws

4.1	Form of Common Stock Certificate**

4.2	Registration Rights Agreement, dated December 17, 2004, among Teavana Holdings, Inc. and the parties listed therein**

5.1	Form of Opinion of DLA Piper LLP (US)

10.1	2004 Management Incentive Plan**

10.2	Form of 2004 Management Incentive Plan Option Award Agreement (Employees)**

10.3	Form of 2004 Management Incentive Plan Option Award Agreement (Directors)**

10.4	Teavana Holdings, Inc. 2011 Stock Incentive Plan

10.5	Form of Nonstatutory Stock Option Agreement under 2011 Stock Incentive Plan

10.6	Form of Directors’ and Officers’ Indemnity Agreement**

10.7	Amended and Restated Employment Agreement, dated as of April 22, 2011, between Teavana Holdings, Inc. and Andrew T. Mack**

10.8	Amended and Restated Employment Agreement, dated as of April 22, 2011, between Teavana Holdings, Inc. and Juergen W. Link**

10.9	Employment Agreement, dated as of April 22, 2011, between Teavana Holdings, Inc. and Daniel P. Glennon**

10.10	Employment Agreement, dated as of April 22, 2011, between Teavana Holdings, Inc. and Peter M. Luckhurst**

10.11	Agreement of Lease, dated February 2, 2006, between 500 Long Beach LLC and St. Acquisition Company**

10.12	Lease Modification Agreement, dated April 1, 2008, between 500 Long Beach LLC and St. Acquisition Company**

10.13	Agreement of Lease, dated August 12, 2009, between 600 Long Beach LLC and St. Acquisition Company**

10.14	Lease Modification and Extension Agreement, dated April 5, 2010, between 600 Long Beach LLC and St. Acquisition Company**

10.15	Lease Agreement, dated August 5, 2010, between 3630 Peachtree Road Holdings Limited Partnership and Teavana Corporation**

10.16	Loan and Security Agreement, dated as of June 12, 2008, among Teavana Holdings, Inc., Teavana Corporation, ST Acquisition Company, Teavana Franchising Corporation and Teavana International, Inc., as obligors, and Fifth Third Bank as lender**

Exhibit Number	Description
10.17	Amendment No. 1 to Loan and Security Agreement, dated as of April 22, 2011, among Teavana Holdings, Inc., Teavana Corporation, ST Acquisition Company, Teavana International, Inc. and Teavana Gift Company, as obligors, and Fifth Third Bank as lender**

21.1	Subsidiaries of the Registrant**

23.1	Consent of Grant Thornton LLP

23.2	Consent of DLA Piper LLP (US) (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature page to Registration Statement filed on April 28. 2011)**

99.1	Consent of Director Nominee**

99.2	Consent of Director Nominee**

99.3	Consent of Director Nominee**

*	To be filed by amendment.
**	Previously filed

(b) No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17. Undertakings

The undersigned hereby undertakes:

(a) To provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby further undertakes that:

(a) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(b) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

(i) that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(A) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(B) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(C) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(D) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby further undertakes that:

If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Atlanta, State of Georgia, on July 18, 2011.

TEAVANA HOLDINGS, INC.

By:	/s/ Andrew T. Mack
Name:	Andrew T. Mack
Title:	Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/S/ ANDREW T. MACK Andrew T. Mack	Chairman and Chief Executive Officer (principal executive officer)	July 18, 2011

/S/ DANIEL P. GLENNON Daniel P. Glennon	Chief Financial Officer (principal financial officer and principal accounting officer)	July 18, 2011

* F. Barron Fletcher III	Director	July 18, 2011

* Michael J. Nevins	Director	July 18, 2011

* By:	/S/ ANDREW T. MACK
Andrew T. Mack
Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description
1.1	Form of Underwriting Agreement**

3.1	Form of Amended and Restated Certificate of Incorporation**

3.2	Form of Amended and Restated By-Laws

4.1	Form of Common Stock Certificate**

4.2	Registration Rights Agreement, dated December 17, 2004, among Teavana Holdings, Inc. and the parties listed therein**

5.1	Form of Opinion of DLA Piper LLP (US)

10.1	2004 Management Incentive Plan**

10.2	Form of 2004 Management Incentive Plan Option Award Agreement (Employees)**

10.3	Form of 2004 Management Incentive Plan Option Award Agreement (Directors)**

10.4	Teavana Holdings, Inc. 2011 Stock Incentive Plan

10.5	Form of Nonstatutory Stock Option Agreement under 2011 Stock Incentive Plan

10.6	Form of Directors’ and Officers’ Indemnity Agreement**

10.7	Amended and Restated Employment Agreement, dated as of April 22, 2011, between Teavana Holdings, Inc. and Andrew T. Mack**

10.8	Amended and Restated Employment Agreement, dated as of April 22, 2011, between Teavana Holdings, Inc. and Juergen W. Link**

10.9	Employment Agreement, dated as of April 22, 2011, between Teavana Holdings, Inc. and Daniel P. Glennon**

10.10	Employment Agreement, dated as of April 22, 2011, between Teavana Holdings, Inc. and Peter M. Luckhurst**

10.11	Agreement of Lease, dated February 2, 2006, between 500 Long Beach LLC and St. Acquisition Company**

10.12	Lease Modification Agreement, dated April 1, 2008, between 500 Long Beach LLC and St. Acquisition Company**

10.13	Agreement of Lease, dated August 12, 2009, between 600 Long Beach LLC and St. Acquisition Company**

10.14	Lease Modification and Extension Agreement, dated April 5, 2010, between 600 Long Beach LLC and St. Acquisition Company**

10.15	Lease Agreement, dated August 5, 2010, between 3630 Peachtree Road Holdings Limited Partnership and Teavana Corporation**

10.16	Loan and Security Agreement, dated as of June 12, 2008, among Teavana Holdings, Inc., Teavana Corporation, ST Acquisition Company, Teavana Franchising Corporation and Teavana International, Inc., as obligors, and Fifth Third Bank as lender**

10.17	Amendment No. 1 to Loan and Security Agreement, dated as of April 22, 2011, among Teavana Holdings, Inc., Teavana Corporation, ST Acquisition Company, Teavana International, Inc. and Teavana Gift Company, as obligors, and Fifth Third Bank as lender**

21.1	Subsidiaries of the Registrant**

23.1	Consent of Grant Thornton LLP

23.2	Consent of DLA Piper LLP (US) (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature page to Registration Statement filed on April 28, 2011)**

99.1	Consent of Director Nominee**

99.2	Consent of Director Nominee**

99.3	Consent of Director Nominee**

*	To be filed by amendment.
**	Previously filed.